CONFORMED COPY
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 20-F
(Mark One)

 [_]
           Registration Statement pursuant to Section 12 (b) or (g)
                    of the Securities Exchange Act of 1934
                                      or
 [X]
                 Annual Report pursuant to Section 13 or 15(d)
                    of the Securities Exchange Act of 1934
                   for the fiscal year ended January 2, 2000
or
 [_]
               Transition report pursuant to Section 13 or 15(d)
                    of the Securities Exchange Act of 1934
                      for the transition period from   to
                        Commission file number 0-18898

                            Koninklijke Ahold N.V.
            (Exact name of Registrant as specified in its charter)

                                  Royal Ahold
                (Translation of Registrant's name into English)

                                The Netherlands
                (Jurisdiction of incorporation or organization)
              Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
                   (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

 Title of each class                                        Name of each exchange on which registered
 Common Shares at a par value of NLG 0.50 each,                               New York Stock Exchange
 represented by American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:        None.
Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:                                                                            None.

 Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
   Report:
 Cumulative Preferred Shares par value NLG 1,000 per share                                          none
 Cumulative Preferred Financing Shares par value NLG 0.50 per share                          144,000,000
 Convertible Cumulative Preferred Shares par value NLG 0.50 per share                               none
 Common Shares par value NLG 0.50 per share                                                  646,484,126

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes [X]     No [_]

  Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17 [_]     Item 18 [X]

TABLE OF CONTENTS

                                                                                                                    Page
                                                                                                                    ----
GENERAL INFORMATION..............................................................................................      1

PART I
Item 1.          Description of Business.........................................................................      4
Item 2.          Description of Property.........................................................................     19
Item 3.          Legal Proceedings...............................................................................     20
Item 4.          Control of Registrant...........................................................................     21
Item 5.          Nature of Trading Market........................................................................     22
Item 6.          Exchange Controls and Other Limitations Affecting Security Holders..............................     23
Item 7.          Taxation........................................................................................     23
Item 8.          Selected Financial Data.........................................................................     24
Item 9.          Management's Discussion and Analysis of Financial Condition and Results of Operations...........     27
Item 9A.         Quantitative and Qualitative Disclosures about Market Risk......................................     40
Item 10.         Directors and Officers of Registrant............................................................     43
Item 11.         Compensation of Directors and Officers..........................................................     45
Item 12.         Options to Purchase Securities from Registrant or Subsidiaries..................................     45
Item 13.         Interest of Management in Certain Transactions..................................................     46

PART II
Item 14.         Description of Securities to be Registered......................................................     47

PART III
Item 15.         Defaults upon Senior Securities.................................................................     47
Item 16.         Changes in Securities and Changes in Security for Registered Securities.........................     47

PART IV
Item 17.         Financial Statements............................................................................     48
Item 18.         Financial Statements............................................................................     48
Item 19.         Financial Statements and Exhibits...............................................................     85

GENERAL INFORMATION

The consolidated financial statements of Koninklijke Ahold N.V., also referred to as "we", "us", "our", "Royal Ahold" or "Ahold", appear in Item 18 of this annual report. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in The Netherlands ("Dutch GAAP"). Dutch GAAP differs in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The differences between Dutch GAAP and U.S. GAAP which materially affect our reported net earnings and stockholders' equity are explained in the notes to the consolidated financial statements, followed by a reconciliation of Dutch GAAP net earnings and stockholders' equity to amounts computed under U.S. GAAP.

We are domiciled in The Netherlands, which is one of the countries that participate in the European Economic and Monetary Union (the "EU"). Prior to fiscal year 1999, the reporting currency of our financial statements was the Dutch guilder ("NLG"). Effective from fiscal year 1999, we have adopted as our reporting currency the euro, the new currency of the EU ("euro" or "EUR"). The Council of the European Union fixed effective January 1, 1999 the official exchange rate between the euro and the Dutch guilder at EUR 1 = NLG 2.20371. Our financial statements for fiscal years 1998 and 1997 and certain other data included in this annual report were originally stated in Dutch guilders or "NLG", but we have converted them to euros using the official exchange rate as of January 1, 1999, of EUR 1 = NLG 2.20371, or the "fixed rate". As a significant portion of our business is based in the United States, exchange rate fluctuations between the euro, or the Dutch guilder for fiscal years prior to 1999, and the United States dollar, referred to as "dollar", "$" or "USD", are among the factors that have influenced year-to-year comparability of consolidated earnings and equity. The weighted average rate of the euro per dollar that we used in the preparation of our consolidated financial statements was:

 .    euro 0.94 for fiscal year 1999
 .    euro 0.90 for fiscal year 1998
 .    euro 0.88 for fiscal year 1997

The year end rates of the euro per dollar that we applied to balances in the consolidated financial statements were:

 .    euro 0.99 as of January 2, 2000
 .    euro 0.86 as of January 3, 1999

The rates for fiscal years 1998 and 1997 included above were converted from the originally used NLG rate to euros using the fixed rate of EUR 1= NLG 2.20371.

The rates used in the preparation of our consolidated financial statements may vary in certain minor respects from the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York ("noon buying rate").The noon buying rate for the euro was EUR 1.04 per $1.00 as of March 31, 2000.

Solely for convenience of the reader, this annual report contains translations between certain euro amounts and dollar amounts at specified rates. Unless otherwise indicated, we have translated euros into dollars at a rate of $1.00 = EUR 0.99 which is equal to the exchange rate that we used in the preparation of our 1999 balance sheet. Except for amounts translated for convenience purposes, we have translated certain foreign currency balance sheet amounts included in this annual report into euros using the exchange rate prevailing as of the end of our reporting period. We have translated certain foreign currency income statement amounts included in this annual report into euros using the weighted average exchange rate during our reporting period.

Our fiscal year generally consists of 52 weeks and ends on the Sunday nearest to December 31 of each calendar year. The quarters that we use for interim financial reporting are determined as follows:

 .    the first quarter consists of the first 16 weeks of the fiscal year;
 .    the second, third and fourth quarters consist of the subsequent 12-week periods, except years containing 53 weeks have a 13-week fourth quarter.

Fiscal year 1999 contained 52 weeks and ended on January 2, 2000. Fiscal year 1998 contained 53 weeks and ended on January 3, 1999. Fiscal year 1997 contained 52 weeks and ended on December 28, 1997.

We have presented certain sales area data in the tables in this annual report in terms of square feet. Square feet may be converted to square meters, "m/2"/, by multiplying the number of square feet by 0.093 and square meters may be converted to square feet by multiplying the number of square meters by 10.75.

Unless otherwise indicated, references to currencies of countries other than The Netherlands or the United States are as follows:

Country                            Currency            Symbol
-------                            --------            ------
Brazil                             Brazilian Reals     BRL
Thailand                           Thai Baht           THB
Czech Republic                     Czech Crowns        CZK

Forward-Looking Statements

Certain statements contained in this annual report are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. Those statements include, but are not limited to:

 .    statements as to expected increases in sales, operating results, market shares and certain expenses, including interest expenses, in respect of certain of our operations;
 .    expectations as to the impact of innovative improvements on productivity levels, operating results and profitability in the stores;
 .    expectations as to the savings from new projects and programs and from increased cooperation between our subsidiaries, in particular in the United States;
 .    estimates and financial targets in respect of net earnings growth and net earnings per share;
 .    expectations as to synergies to be realized from new acquisitions and the impact on our results of operations;
 .    statements as to the anticipated rate of growth of markets in which we have operations;
 .    expectations with respect to opportunities for expansion and growth;
 .    expectations regarding whether conditions of closing new partnerships, business ventures and acquisitions of businesses or stores will be satisfied, and whether those transactions will be consummated on schedule or at all;
 .    statements as to the funding of future expenditures and investments;
 .    estimates of euro costs and impact of non-compliance;
 .    expectations of risks and liabilities of hedging transactions entered into;
 .    statements as to the expected outcome of certain legal proceedings; and
 .    estimates of future growth in the number of employees.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include:

 .    the effect of general economic conditions and changes in interest rates in the countries in which we operate;
 .    increases in competition in the markets in which our subsidiaries and partnerships operate and changes in marketing methods utilized by competitors;

 .    difficulties encountered in the integration of new acquisitions and partnerships and unanticipated costs, diversion of management's attention and loss personnel that could result; and
 .    fluctuations in exchange rates between the euro and the other currencies in which our assets, liabilities and results are denominated, in particular, the dollar;

as well as the other factors discussed elsewhere in this annual report.

Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Our Address

Company Address                   Mailing Address
Royal Ahold                       P.O. Box 3050
Albert Heijnweg 1                 1500 HB Zaandam
Zaandam, The Netherlands          The Netherlands

PART I
ITEM 1. DESCRIPTION OF BUSINESS

Overview

We are the largest food provider in The Netherlands based on 1999 sales and one of the largest food retailers in the United States based on 1999 sales. During 1999, we provided food primarily through retail outlets complemented by our wholesale and food supply activities. We are also one of the largest and among the most internationally diverse food providing groups world-wide. As of fiscal year end 1999, we operated nearly 4,000 stores world-wide, including over 650 franchise stores, and employed approximately 309,000 people. The store format we primarily use is the supermarket. We also operate through hypermarkets, discount stores, specialty stores, cash-and-carry stores and convenience stores. The following table sets out, as of the dates indicated, our store count and sales area by geographic region:

                Store Count and Sales Area by Geographic Region

                                                                                     As of Fiscal Year End
                                                                                     ---------------------
                                                                   1999                     1998                    1997
                                                                   ----                     ----                    ----
                                                             Store    Sales Area      Store   Sales Area      Store   Sales Area
                                                             Count   (sq. ft. 000)   Count   (sq. ft. 000)   Count   (sq. ft. 000)
                                                             -----   -------------   -----   -------------   -----   -------------
United States (including sales to franchise stores)          1,063          31,495   1,031          30,175     830          23,208
Europe (including sales to franchise stores)                 2,442          16,487   2,169          13,858   2,098          12,462
Latin America                                                  408           7,071     292           5,964      93           2,405
Asia Pacific                                                    80           1,872     138           1,715      78           1,487
                                                             -----          ------   -----          ------   -----          ------
Total                                                        3,993          56,925   3,630          51,712   3,099          39,562
                                                             =====          ======   =====          ======   =====          ======

Our operations are located primarily in the United States and Europe. Sales in the United States accounted for 57% of 1999 net sales, while sales in Europe accounted for 31% of total net sales in 1999. We also have operations in Latin America, which accounted for 11% of net sales in 1999, and in several countries in the Asia Pacific region, which accounted for 1% of net sales in 1999. Our principal business is retail trade. Retail trade accounted for 93% of total sales in 1999. We are also engaged in wholesale, food supply and certain specialty retailing activities in The Netherlands. The following tables set out, for the periods indicated, our net sales and operating results by business segment and geographic region:

                Net Sales by Business Segment/Geographic Region

                                                                                         Fiscal Year
                                                                                         -----------
                                                                             1999                1998            1997
                                                                             ----                ----            ----
                                                                        ($)    (EUR)   (%)     (EUR)   (%)     (EUR)    (%)
                                                                              (in millions, except percentages)
Retail trade:
 United States (including sales to franchise stores) (1)            20,333   19,126    57    14,502    55    12,651     55
 Europe (including sales to franchise stores)                        8,081    8,000    24     7,305    28     6,722     29
 Latin America                                                       3,509    3,474    11     2,099     8     1,171      5
 Asia Pacific                                                          476      471     1       407     1       418      2
                                                                    ------   ------   ---    ------   ---    ------   ----
Total retail trade                                                  32,399   31,071    93    24,313    92    20,962     91
Food wholesaling and food supply                                     2,407    2,383     7     2,080     8     1,906      9
Other activities                                                       107      106    --        91    --        79     --
                                                                    ------   ------   ---    ------   ---    ------   ----
Total                                                               34,913   33,560   100    26,484   100    22,947    100
                                                                    ======   ======   ===    ======   ===    ======   ====

__________

(1) Dollar amount in 1999 represents the actual amount before conversion into euros and were $16,174 million in fiscal 1998 and $14,291 in fiscal 1997.

                     Operating Results by Business Segment

                                                                       Fiscal Year
                                                                       -----------
                                                            1999               1998         1997
                                                            ----               ----         ----
                                                      ($)    (EUR)  (%)     (EUR)  (%)   (EUR)    (%)
                                                            (in millions, except percentages)
Retail trade                                        1,333   1,323    94      957    94     762     92
Food wholesaling and food supply                       56      56     4       41     4      37      4
Real estate and other                                  80      80     6       59     6      67      8
Unallocated corporate costs                           (44)    (44)   (4)     (40)   (4)    (32)    (4)
                                                    -----   -----   ---    -----   ---     ---   ----
Total                                               1,425   1,415   100    1,017   100     834    100
                                                    =====   =====   ===    =====   ===     ===   ====

                    Operating Results by Geographic Region

                                                                       Fiscal Year
                                                                       -----------
                                                            1999               1998          1997
                                                            ----               ----          ----
                                                      ($)    (EUR)  (%)     (EUR)  (%)    (EUR)   (%)
                                                            (in millions, except percentages)
United States (1)                                   1,001     944    67      639    63     508     61
Europe                                                464     459    32      402    40     357     43
Latin America                                          98      97     7       63     6      37      4
Asia Pacific                                          (41)    (41)   (3)     (47)   (5)    (36)    (4)
Unallocated corporate costs                           (44)    (44)   (3)     (40)   (4)    (32)    (4)
                                                    -----   -----   ---    -----   ---     ---   ----
Total                                               1,478   1,415   100    1,017   100     834    100
                                                    =====   =====   ===    =====   ===     ===   ====

__________
(1) Dollar amount in 1999 represents the actual amount before translation into euros and were $714 million in fiscal 1998 and $574 million in fiscal 1997.

The following table shows average capital employed by geographic region. "Capital employed" is defined as fixed assets, including capitalized leases, plus goodwill, at initial cost at date of acquisition, and net working capital.

                 Average Capital Employed by Geographic Region

                                                     Average Capital Employed for Fiscal Year
                                                     ----------------------------------------
                                                          1999            1998              1997
                                                          ----            ----              ----
                                                                 (EUR in millions)
United States (1)                                        8,433           5,557             4,883
Europe                                                   2,449           2,018             1,634
Latin America                                            1,752           1,110               496
Asia Pacific                                               275             191               116
                                                        ------           -----             -----
Total                                                   12,909           8,876             7,129
                                                        ======           =====             =====

__________
(1) Amounts reflected in dollars prior to conversion into euros were $8,935 million in fiscal 1999, $6,232 million in fiscal 1998 and $5,661 million in fiscal 1997.

In addition to traditional food and specialty retailing channels, sales from existing or expanded e-commerce activities at several of our subsidiaries contributed to overall net sales. We provided both business-to-consumer and business-to-business services. In 1999, business-to-consumer sales amounted to approximately EUR 61 million. The majority of our subsidiaries currently maintains websites, six of which also facilitate electronic ordering and home delivery for customers.

United States

We have, through acquisitions and organic growth, established ourselves as one of the largest food retailers in the United States and the largest supermarket operator on the east coast of the United States based on 1999 sales. At the end of fiscal year 1999, we operated 939 supermarkets, including seven franchise supermarkets, and 124 convenience stores, including nine franchise stores, in 16 states in the eastern United States and Washington, D.C.

We have organized our U.S. operations into five independently-managed operating companies, each operating in its own local marketing area, in order to better serve individual customers:

 .    Stop & Shop, which operates 202 stores in Massachusetts, Connecticut, Rhode
     Island and New York;
 .    Giant Food Stores, headquartered in Carlisle, Pennsylvania, or "Giant-
     Carlisle", which operates 156 stores in Pennsylvania, Virginia, West Virginia, Maryland, New Jersey and New York;
 .    BI-LO, which operates 281 stores in the Carolinas, Tennessee, Alabama and
     Georgia;
 .    Tops, which operates 248 stores in western and central New York, northwestern Pennsylvania and in northeast Ohio; and
 .    Giant Food, headquartered in Landover, Maryland, or "Giant-Landover", which operates 176 stores in Maryland, Virginia, Delaware, New Jersey and the District of Columbia.

In March 2000, we entered into a merger agreement to acquire U.S. Foodservice, the second largest food service distributor in the United States for approximately EUR 3.6 billion in cash. U.S. Foodservice, with annual net sales of over $6 billion for its fiscal year ending July 3, 1999, distributes food and related products to restaurants and food service establishments across the United States. Pursuant to the merger agreement, we commenced a tender offer for the outstanding shares of common stock of U.S. Foodservice that was succesfully completed April 7, 2000. We expect to complete the transaction in April 2000.

In March 2000, Tops signed an agreement to acquire Sugar Creek convenience/gas stores. Sugar Creek operates 87 merchandise and fuel outlets in New York State with annual net sales of approximately $142 million in 1999. We expect to complete the acquisition in the second quarter of 2000.

Europe

We have significant operations in The Netherlands, Portugal, the Czech Republic, Poland and Spain. We recently announced our partnership with the Swedish/Norwegian ICA Group. This partnership will give us a substantial presence in Northern Europe. We expect to complete the transaction in the second quarter of 2000.

The Netherlands. We pioneered the supermarket concept in The Netherlands and are currently the leading Dutch food provider through our Albert Heijn supermarket chain, as measured by both sales volume and number of stores. With 691 supermarkets, including 175 franchise stores, Albert Heijn enjoys wide brand and name recognition in the Dutch market. According to AC Nielsen, an international research agency, Albert Heijn had a market share of approximately 28% in The Netherlands in 1999 based on sales. It achieved this position by implementing a retailing strategy of offering customers a wide range of competitively priced products and high service levels in modern stores.

We also own 73% of the outstanding shares of Schuitema, a Dutch food wholesaler which supplies and provides retail support to approximately 450 independent food retailers in The Netherlands. According to AC Nielsen, the food retailers associated with Schuitema had a market share of approximately 11% in The Netherlands in 1999 based on sales volume.

We also operate stores in the following specialty retailing areas in The
Netherlands:

 .    wine and spirits through Gall & Gall;
 .    health, beauty care and natural products through Etos; and
 .    confectionery through Jamin.

In addition, we provide a wide range of food and non-food products to hospitals, schools, other customers and hospitality enterprises, such as hotels and restaurants, under the marketing name Deli XL.

Portugal. We are a 49% partner with Jeronimo Martins, SGPS, S.A. or "JM". Through the partnership with JM, we have created Jeronimo Martins Retail, also referred to as "JMR", in Portugal. JMR operates Pingo Doce, a chain of 163 supermarkets as of the end of fiscal year 1999, and Feira Nova, a chain of 21 hypermarkets as of the end of fiscal year 1999.

Czech Republic. Since 1991, we have operated in the Czech Republic. As of the end of fiscal year 1999, we operated 173 supermarkets, hypermarkets and discount food stores through our 99% owned subsidiary, Ahold Czech Republic, formerly known as Euronova. We are one of the largest food retailers in the Czech Republic as measured by sales volume.

Poland. At the end of fiscal year 1999, we operated 115 discount food stores, supermarkets and hypermarkets in Poland through our wholly-owned subsidiary Ahold Polska.

Spain. We operate in Spain through our wholly-owned subsidiary Ahold SuperMercados. Through a series of acquisitions we operated a total of 185 stores in Spain as of the end of fiscal year 1999. In January 2000, we acquired Kampio, a prominent regional supermarket chain in Catalonia. This chain operates 39 large supermarkets, 24 of which are located in Barcelona, and had annual net sales of approximately EUR 100 million in the fiscal year 1999.

Scandinavia. In December 1999, we entered into an agreement to acquire 50% of ICA AB, the parent company of the ICA Group. The ICA Group is a prominent, integrated food retail and wholesale group, servicing over 3,100 supermarkets, superstores, hypermarkets and discount stores in Sweden, Norway and the Baltic states, with annual net sales of EUR 6.6 billion in the fiscal year 1999. The present ICA Group was formed in early 1999 when ICA AB acquired an additional 55% of Norway's Hakon Gruppen, which became a wholly-owned subsidiary. In August 1999, the ICA Group entered into a joint-venture with Statoil, acquiring 50% of Statoil Detajhandel Scandinavia AS or "Statoil Retail". Statoil Retail generated 1999 sales of EUR 2.9 billion. Statoil Retail operates and services 1,500 Statoil gas stations and forecourt stores in Denmark, Norway and Sweden.

Latin America

Brazil. In December 1996, we entered the Latin American market by indirectly acquiring 50% of the voting shares and 50.1% of the total capital of Bompreco S.A. Supermercados do Nordeste or "Bompreco". Bompreco is the leading food retailer in northeastern Brazil. At the end of fiscal year 1999, Bompreco operated 100 supermarkets, hypermarkets and other food retail stores, including 49 Bompreco Bahia stores.

Argentina, Chile, Peru, Paraguay and Ecuador. In January 1998, we continued our expansion in Latin America through the formation of a 50% owned partnership with Velox Retail Holdings. The partnership, Disco Ahold International Holdings, or "DAIH", owns a 98.1% stake in Disco, the largest supermarket company in Argentina based on sales, and a 69% stake in Santa Isabel, the second-largest supermarket company in Chile and Peru based on sales. As of the end of fiscal year 1999, Disco operated 213 stores in Argentina, and Santa Isabel operated 95 stores, with 62 stores in Chile, 24 in Peru, seven in Paraguay and two in Ecuador.

Guatemala, El Salvador and Honduras. In December 1999, we established a new 50/50 partnership, Paiz Ahold, which controls an 80.5% stake in La Fragua, the leading supermarket and hypermarket company in the Central American republic of Guatemala with a presence in El Salvador and Honduras. The partnership intends to expand the retail activities of La Fragua in the region. As of the end of fiscal year 1999, La Fragua operated 93 stores in Guatemala, 20 stores in El Salvador and six in Honduras. These 119 stores comprise 83 discount stores, 26 supermarkets, four hypermarkets and six other stores.

Asia Pacific

Since 1996, we have been in the Asia Pacific market operating through partnerships with local partners. In 1999, we restructured our presence in Asia Pacific, focusing on Thailand and Malaysia. As a result, we sold our stake in the unprofitable operations in China and Singapore in the fourth quarter of 1999. At fiscal year end 1999, we, through partnerships, owned and operated 80 retail stores in Asia Pacific.

Real Estate

We have real estate subsidiaries in The Netherlands and the United States. These subsidiaries acquire, develop and manage retail sites in support of our retail operations.

History

Royal Ahold was founded in 1887. In 1948, we, then named Albert Heijn N.V., listed our shares on the Amsterdam Exchanges. In 1973, our name was changed to Ahold N.V., indicative of our development as a holding company with interests in retail trade and related areas. On our one hundredth anniversary in 1987, the Queen of The Netherlands granted us the title "Koninklijke" (Dutch for "Royal"), and we changed our full name of Ahold N.V. to Koninklijke Ahold N.V.

In order to further develop our strategy of sustained growth, we began our international expansion in 1977. Acquisitions in the United States have consisted of:

 .    BI-LO in 1977;
 .    Giant-Carlisle in 1981;
 .    First National (Finast) in 1988;
 .    Tops in 1991;
 .    Red Food Stores in 1994;
 .    Mayfair in 1995;
 .    Stop & Shop in 1996; and
 .    Giant-Landover in 1998.

This growth in the United States is expected to continue in 2000 with the acquisition of U.S. Foodservice. We expect to complete this acquisition in April 2000.

Acquisitions and partnerships formed in other regions include:
 .    JMR in Portugal in 1992;
 .    Bompreco in Brazil in 1996;
 .    Supermar in Brazil in 1997;
 .    Disco and Santa Isabel in Argentina and Chile in 1998;
 .    Dialco, Dumaya, Guerrero and Castillo del Barrio in Spain in 1999;
 .    Gastronoom in The Netherlands in 1999;
 .    Supermar and Gonzalez in Argentina in 1999; and
 .    La Fragua in Guatemala in 1999.

The planned partnership with the Swedish/Norwegian ICA Group will allow us to expand into Northern Europe.

Corporate and Organizational Structure

We are incorporated under the laws of The Netherlands as a holding company conducting business through our subsidiaries and partnerships. In The Netherlands, we manage our businesses along operational lines. In other European countries and the United States, we manage our businesses along geographical lines. Management of each individual chain is responsible for merchandising, store formats and marketing strategies. Decisions regarding the strategic direction and overall management of group companies are taken at the holding company level.

In The Netherlands, operational management is divided into supermarkets, specialty retailing, food wholesaling, food supply, food production and other operations. Retail operations outside The Netherlands primarily consist of supermarkets. In the United States, Ahold U.S.A., Inc., the U.S. holding company, coordinates the activities of the U.S.

operating companies. In countries where we operate through partnerships, the local partnership typically manages operations, but requires approval from us for significant actions, such as certain investments.

Below is the organizational structure of our principal consolidated activities as of the end of fiscal year 1999:

                      Principal Activities of Royal Ahold

                                            ------------------------
                                              Corporate Executive
                                                     Board
                                            ------------------------

         -----------------                                                      --------------
          Corporate Staff                                                           Other
         -----------------                                                        Activities
                                                                                --------------

----------------               --------------------                     ------------         -----------------------
  Stop & Shop                     Albert Heijn                            Bompreco             Ahold Kuok Malaysia
                                  (Supermarkets                           (Brazil)                 (Malaysia)
                                 The Netherlands)
----------------               --------------------                     ------------         -----------------------

----------------               --------------------                     ------------         -----------------------
 Giant-Carlisle                     Schuitema                               Disco                    CRC Ahold
                                  (Supermarkets                          (Argentina)                 (Thailand)
                                 The Netherlands)
----------------               --------------------                     ------------         -----------------------
     BI-LO                          Specialty                              Santa
                                (The Netherlands)                         (Chile)
----------------               --------------------                     ------------

----------------               --------------------                     ------------
      Tops                        Food Production                         La Fragua
                                 (The Netherlands)                       (Guatemala)
----------------               --------------------                     ------------

----------------               --------------------
 Giant-Landover                      Deli XL
                                   (Food supply
                                 The Netherlands)
----------------               --------------------

----------------               --------------------
   Real Estate                     Real Estate
                                (The Netherlands)
----------------               --------------------

                             ------------------------
                              Jeronimo Martins Retail
                                    (Portugal)
                             ------------------------

                             ------------------------
                               Ahold Czech Republic
                                 (Czech Republic)
                             ------------------------

                             ------------------------
                                   Ahold Polska
                                     (Poland)
                             ------------------------

                             ------------------------
                               Ahold SuperMercados
                                     (Spain)
                             ------------------------

----------------               --------------------                    ---------------         -----------------------
  UNITED STATES                        EUROPE                           LATIN AMERICA                  ASIA PACIFIC
----------------               --------------------                    ---------------         -----------------------

Retail Trade

We are an internationally diverse food provider with operations in the markets of the eastern United States, Europe, Latin America and Asia Pacific. Our business primarily consists of retail trade through retail chains, as well as wholesale and food supply operations. The following table sets out, for the periods indicated, retail trade sales by geographic region:

                    Retail Trade Sales by Geographic Region

                                                                                               Fiscal Year
                                                                                               -----------
                                                                                  1999            1998            1997
                                                                                  ----            ----            ----
                                                                              (EUR)    (%)    (EUR)    (%)    (EUR)    (%)
                                                                                   (in millions, except percentages)
United States (including sales to franchise stores)                          19,126    62    14,502    60    12,651     60
Europe (including sales to franchise stores)                                  8,000    26     7,305    30     6,722     32
Latin America                                                                 3,474    11     2,099     8     1,171      6
Asia Pacific                                                                    471     1       407     2       418      2
                                                                             ------   ---    ------   ---    ------   ----
Total Retail trade                                                           31,071   100    24,313   100    20,962    100
                                                                             ======   ===    ======   ===    ======   ====

As of the end of fiscal year 1999, we operated 3,993 stores, including 669 franchise stores. Over 2,700 of these stores are supermarkets. Where local market conditions require, we have expanded into other formats, including specialty retailing, hypermarkets, cash-and-carry stores and convenience stores. Most of our franchise stores are in The Netherlands and operate under trade names owned by us. They are indistinguishable from the stores owned by us in terms of store design and formula, but are operated by third parties. The following table sets out, at the end of fiscal year 1999, store count and sales area, in thousands of square feet, by company stores and franchise stores:

                          Company and Franchise Stores

                                                                   As of Fiscal Year End 1999
                                                                   --------------------------
                                           Company          Franchise            Company           Franchise
                                       Supermarkets (1)   Supermarkets (1)      Other (2)          Other (2)           Total
                                       ----------------   ----------------      ---------          ---------           -----
                                        Store    Sales    Store     Sales    Store     Sales     Store    Sales    Store    Sales
                                        Count    Area     Count     Area     Count      Area     Count     Area    Count    Area
                                        ------  -------  ------   --------  --------  --------   -----   -------  -------  -------
United States                              932   30,940       7      259        115       250        9       46     1,063   31,495
Europe                                   1,140   11,507     175    1,693        649     2,658      478      629     2,442   16,487
Latin America                              369    5,544      --       --         39     1,527       --       --       408    7,071
Asia Pacific                                80    1,872      --       --         --        --       --       --        80    1,872
                                        ------   ------  ------   ------    -------   -------    -----   ------   -------  -------
Total                                    2,521   49,863     182    1,952        803     4,435      487      675     3,993   56,925
                                        ======   ======  ======   ======    =======   =======    =====   ======   =======  =======

__________
(1) Includes grocery stores and food retail stores considered supermarkets under local market conditions.
(2) Includes certain specialty retail stores in The Netherlands, hypermarkets, mostly in Portugal and Brazil, minimarkets in Brazil, and convenience stores in the United States.

The following table gives an overview of changes in total store count, including franchise stores, for the periods indicated:

                      Changes in Consolidated Store Count

                                     Fiscal Year
                                     -----------
                               1999               1998         1997
Beginning of period            3,630              3,099        2,819
Opened/acquired                  570                745          393
Disposed                        (207)              (214)        (113)
                             -------            -------       ------
End of period                  3,993              3,630        3,099
                             =======            =======       ======

Retail Trade in the United States

We have established ourselves, through acquisitions and organic growth, as a leading food retailer in the United States, operating in 16 states in the eastern United States and Washington, D.C. Based on 1999 sales, we were among the top five food retailers in the United States. While management of each individual chain is responsible for its merchandising, store formats and marketing strategies, the operations of the five regional operating companies are coordinated as a group through Ahold U.S.A. Each chain operates in its own local marketing area.

The table that follows sets out, for the periods indicated, sales in millions of dollars, store counts and sales area, in thousands of square feet, for Royal Ahold's retail trade operations in the United States. Sales for fiscal year 1998 include Giant-Landover from its acquisition date of October 28, 1998.

         U.S. Retail Trade Sales, Store Count and Sales Area by Chain

                                                              As of and for the Fiscal Year Ended
                                                              -----------------------------------
                                                    1999                      1998                    1997
                                                    ----                      ----                    ----
                                                      Store  Sales            Store   Sales           Store  Sales
                                             $ Sales  Count   Area   $ Sales  Count   Area   $ Sales  Count   Area
                                             -------  -----  ------  -------  -----  ------  -------  -----  ------
Stop & Shop                                    6,672    202   8,184    6,187    193   7,735    5,492    187   7,283
Giant-Carlisle                                 3,432    156   5,157    3,417    149   4,971    3,156    144   4,528
BI-LO                                          3,001    281   7,336    2,887    266   6,667    2,826    263   6,255
Tops                                           2,716    248   5,290    2,846    250   5,390    2,817    236   5,142
Giant-Landover                                 4,512    176   5,528      837    173   5,412       --     --      --
                                             -------  -----  ------  -------  -----  ------  -------    ---  ------
Total United States                           20,333  1,063  31,495   16,174  1,031  30,175   14,291    830  23,208
                                             =======  =====  ======  =======  =====  ======  =======    ===  ======

The following table gives, for the periods indicated, changes in store count for the United States:

                  Changes in Store Count in the United States

                                                         Fiscal Year
                                                         -----------
                                        1999                1998             1997
Beginning of period                    1,031                 830              817
Acquired:
 Giant-Landover                           --                 173               --
Opened                                    67                  53               41
Disposed                                 (35)                (25)             (28)
                                      ------              ------            -----
End of period                          1,063               1,031              830
                                      ======              ======            =====

Stop & Shop

We acquired Stop & Shop in July 1996. Stop & Shop, which is headquartered in Quincy, Massachusetts, pioneered the superstore concept in New England in 1982. At fiscal year end 1999, Stop & Shop operated 202 superstores and conventional supermarkets located in Massachusetts, Connecticut, Rhode Island and New York.

Giant-Carlisle

Based in Carlisle, Pennsylvania, Giant-Carlisle operated 156 supermarkets at fiscal year end 1999. The stores operate under the name "Giant" in Pennsylvania, under the name "Martin's" in Maryland, Virginia and West Virginia and under the name "Edwards" in New Jersey and New York. We acquired Giant-Carlisle in 1981.

BI-LO

We acquired BI-LO, based in Mauldin, South Carolina, in 1977. At the end of fiscal year 1999, BI-LO operated 281 supermarkets in South Carolina, North Carolina, Tennessee, Alabama and Georgia.

Tops

We acquired Tops in March 1991. As of fiscal year end 1999, Tops owned and operated 117 supermarkets under the name "Tops Friendly Markets" and 115 neighborhood food stores under the name "Wilson Farms". In 1999, Tops completed the sale of its 12 Vix discount drugstores. In addition, 45 Finast stores were renovated, reformatted and renamed Tops supermarkets in 1999. At fiscal year end 1999, Tops also had seven independent supermarket franchisees operating under the "Tops Friendly Markets" name and nine franchise neighborhood food stores. Tops' primary markets are Buffalo and Rochester, both in New York, and Cleveland, Ohio.

In March 2000, Tops entered into an agreement to acquire Sugar Creek convenience/gas stores. We expect to complete the acquisition in the second quarter of 2000. Sugar Creek operates 87 merchandise and fuel outlets in New York State. The transaction is subject to various conditions including the satisfactory completion of due diligence and receipt of regulatory approvals.

Giant-Landover

In October 1998, we acquired Giant Food, based in Landover, Maryland. At the end of fiscal year 1999, Giant-Landover operated a chain of 176 retail stores selling food, health care items and general merchandise in Maryland, Virginia, Delaware, New Jersey and the District of Columbia. Giant-Landover also operates three free-standing drug stores.

General

All of our U.S. supermarket chains, with the exception of Giant-Carlisle, are serviced from their own distribution centers. Giant-Carlisle distributes meat, produce and most other perishable items through its own distribution center and uses third-party wholesalers for the majority of its grocery items.

One common feature of each U.S. subsidiary's strategy has been a focus on maximizing consumer value, optimizing store sizes and upgrading the quality and the number of services offered to consumers. Ahold U.S.A. has undertaken a number of projects to improve operational efficiency by partially centralizing certain common functions of its subsidiaries to take advantage of possible economies of scale. Ahold U.S.A. has three integrated companies, American Sales Company, Ahold Information Services and Ahold Financial Services, which service its retail operations. American Sales Company provides purchasing and distribution services in health and beauty care items and general merchandise to our U.S. subsidiaries. Ahold Information Services operates a data processing center on behalf of all of our U.S. subsidiaries, facilitating their information systems operations. Ahold Financial Services, which will be fully operational by the end of 2000, will provide all of our U.S. subsidiaries accounting and financial services.

Efficiency has been further improved by the establishment of a number of working groups, composed of representatives of each of our U.S. subsidiaries, whose objective is to identify and implement operational "best practices" and potential efficiency improvements across the various subsidiaries. Our U.S. subsidiaries have initiated projects that include advanced product purchasing systems, joint private label purchasing and a more unified approach to store construction.

Retail Trade in Europe

We are the leading retailer in The Netherlands and have continued to expand in other European countries outside of The Netherlands. The following table sets out, for the periods indicated, sales in millions of euros, store counts and sales area, in thousands of square feet, for our retailing operations in Europe:

     Retail Trade Sales, Store Count and Sales Area by Business in Europe

                                                   As of and for the Fiscal Year Ended
                                                   -----------------------------------
                                             1999                      1998              1997
                                             ----                      ----              ----
                                            Store  Sales          Store  Sales          Store  Sales
                                     Sales  Count   Area   Sales  Count   Area   Sales  Count   Area
                                     -----  -----  ------  -----  -----  ------  -----  -----  ------
The Netherlands
   Albert Heijn company stores       4,375    516   6,524  4,313    517   6,303  4,075    512   6,140
   Albert Heijn franchising            730    175   1,694    710    169   1,588    676    168   1,494
   Etos                                268    460     790    233    395     769    200    350     535
   Gall & Gall                         215    488     436    218    485     434    212    471     423
   Other                                78    134     214    110    185     316    127    249     377
Portugal                             1,325    196   2,492  1,187    174   2,182  1,056    156   2,035
Czech Republic                         453    173   1,899    325    149   1,393    215    122     799
Poland                                 221    115   1,063    162     80     731     99     53     482
Spain                                  335    185   1,375     47     15     142     62     17     177
                                    ------  -----  ------  -----  -----  ------  -----  -----  ------
Total Europe                         8,000  2,442  16,487  7,305  2,169  13,858  6,722  2,098  12,462
                                    ======  =====  ======  =====  =====  ======  =====  =====  ======

The following table gives, for the periods indicated, the changes in store count, including franchise stores, for Europe:

                        Changes in Store Count in Europe

                                                          Fiscal Year
                                                          -----------
                                       1999                 1998                   1997
                                       ----                 ----                   ----
Beginning of period                    2,169                  2,098                  1,916
Opened/acquired                          379                    242                    231
Disposed/closed                         (106)                  (171)                   (49)
                                       -----                  -----                  -----
End of period                          2,442                  2,169                  2,098
                                       =====                  =====                  =====

The Netherlands

Albert Heijn is our primary food retailer in The Netherlands. At fiscal year end 1999, Albert Heijn had 691 stores, including 175 franchise stores, consisting of:

 . 190 stores with sales areas of less than 8,600 sq. ft. (800 m/2/);
 . 434 stores with sales areas between 8,600 sq. ft. (800 m/2/) and 18,275 sq.
  ft. (1,700 m/2/); and
 . 67 stores with sales areas over 18,275 sq. ft. (1,700 m/2/).

The Albert Heijn store formula consists of offering customers a wide range of competitively priced products and a high level of service in innovative stores. Private label goods form an important part of Albert Heijn's product selection and represented approximately 39% of its 1999 sales. Albert Heijn operates five distribution centers for grocery products and a number of processing and other distribution facilities for produce. In 1999, we sold our meat processing companies.

In early 1998, Albert Heijn introduced a customer loyalty card program, which provides insights into customer profiles and buying behavior, while offering discounts and buying incentives. As of fiscal year end 1999, the loyalty card program had more than four million participants.

We believe that these and other innovative improvements are leading to increased productivity levels in Albert Heijn stores, as indicated by an increase in sales per average full-time equivalent employee from EUR 181,000 in 1996 to EUR 187,000 in 1999.

Albert Heijn operates its home delivery services under the name "Albert Heijn Thuisservice". The service allows customers to place orders through a variety of electronic media for home or other delivery, and over the years, we have improved our internet catalog and distribution.

At the end of fiscal year 1999, Albert Heijn also operated through 175 franchise stores. These franchise stores typically operate in smaller market areas under the Albert Heijn formula and are not distinguishable from company-owned stores. For each franchise, Albert Heijn has agreed to provide:

 .    merchandise at wholesale prices, including a franchise fee;
 .    various support services, including logistical and warehouse services; and
 .    management support and training, marketing support and administrative and financial assistance.

Franchise agreements typically have a term of five years, and are renewable for additional five-year terms. Franchise stores are primarily smaller stores, with 37% of franchise stores having a sales area of less than 8,600 sq. ft.
(800 m/2/) while company-owned stores are generally larger, with only 24% of company stores having a sales area of less than 8,600 sq. ft. (800 m/2/).

Other retailing in The Netherlands includes our specialty retailing operations, which are organized as a separate group. The companies in this group include Gall & Gall and Etos. Gall & Gall operates wine and spirit stores, and Etos operates stores specialized in health, beauty care and natural products. At fiscal year end 1999, Gall & Gall operated 335 stores and supplied 153 franchise stores while Etos operated 199 stores and supplied 261 franchise stores. Other specialty operations include confectionery stores, operating under the name Jamin.

Portugal

In 1992, we established JMR, a partnership with Jeronimo Martins, SGPS, S.A., a leading Portuguese food processor, supplier and retailer. JMR owns both Pingo Doce, which at the end of fiscal year 1999 operated 163 supermarkets, and Feira Nova, which at the end of fiscal year 1999 operated 21 hypermarkets. Pingo Doce is a major supermarket chain in Portugal, offering a wide variety of products at competitive prices. The Feira Nova hypermarkets offer a wide variety of food and non-food products at low prices.

In January 2000, we announced that discussions are pending with JM to significantly extend and enlarge our existing partnership. We intend to establish a new 50/50 partnership with JM, which could include the current retail and wholesale operations of JM in Portugal and Madeira. The new partnership may also include JM's Polish operations and its Se Supermarkets in Brazil as well as our operations in the Czech Republic, Poland and Spain. On April 12, we and JMR decided to suspend discussions about the future of our cooperation until September 2000. If the new partnership is not entered into, then the partners will consider to either continue or terminate the existing partnership. In the meantime, there will be no changes to the structure of operations of our current partnership, JMR.

Czech Republic

Ahold Czech Republic, formerly known as Euronova, an indirect 99% owned subsidiary, started food retail operations in the Czech Republic in 1991. At the end of 1999, Ahold Czech Republic operated 173 food retail stores, making it one of the largest food retailers in the country as measured by sales volume. As of the fiscal year end 1999, we had 88 stores operating under the name "Mana", 63 discount stores operating under the name "Sesam", 19 "Prima" general merchandise stores and three "Hypernova" hypermarkets.

Poland
In 1995, we established a 50/50 joint venture with German retailer Allkauf-Gruppe to develop retail operations in Poland. In January 1999, we purchased Allkauf-Gruppe's share of the joint venture. This company was renamed Ahold Polska in February 1999. In 1999, Ahold Polska acquired eight Centrum supermarkets. As of fiscal year end 1999, Ahold Polska operated 78 discount food stores operating under the name Sesam, 35 supermarkets operating under the name Max and two hypermarkets in Poland.

Spain
In 1996, we established Store2000, a joint venture with the parent company of Caprabo, a privately-held food retailing company based in Barcelona, Spain. In October 1998, we sold our interest in the joint venture. In 1998, we acquired 15 stores from Longinos Velasco through our wholly-owned subsidiary Ahold SuperMercados. These stores are located primarily in the Madrid area. In January 1999, we expanded our operations in Spain by acquiring Dialco, Dumaya, Castillo del Barrio and Guerrero, four supermarket companies located in southern Spain. These chains operated a total of 160 stores at the time of the acquisitions. During the course of 1999, we acquired Mercasol and Las Postas supermarket chains which operated a total of ten stores in Spain. As of fiscal year end 1999, we operated 185 stores in Spain.

In January 2000, we acquired Kampio, a prominent regional supermarket chain in Catalonia. The chain operates 39 large supermarkets, of which 24 are located in Barcelona, and had sales of approximately EUR 100 million in 1999. We intend to develop further and expand in Spain through our existing operations as well as through acquisitions.

Scandinavia

In December 1999, we entered into an agreement to acquire 50% of ICA AB, the parent company of the ICA Group. The ICA Group is a prominent, integrated food retail and wholesale group, servicing over 3,100 supermarkets, superstores, hypermarkets and discount stores in Sweden, Norway and the Baltic states, with annual net sales of EUR 6.6 billion in the fiscal year 1999. The present ICA Group was formed in early 1999 when ICA AB acquired an additional 55% of Norway's Hakon Gruppen, which became a wholly-owned subsidiary. In August 1999, the ICA Group entered into a joint-venture with Statoil, acquiring 50% of Statoil Retail. Statoil Retail generated 1999 sales of EUR 2.9 billion. Statoil Retail operates and services 1,500 Statoil gas stations and forecourt stores in Denmark, Norway and Sweden. Statoil Retail is not consolidated in the financial statements of the ICA Group.

In Sweden, the ICA Group supports over 2,000 stores, most of which are retailer-owned and operated. The retail stores associated with the ICA Group have been a market leader in food retail in Sweden since 1966, with a market share of approximately 35% in 1999. In Norway, Hakon Gruppen AS services approximately 1,100 stores, which are either wholly-owned or retailer-owned with franchise agreements. The wholly-owned stores generated approximately 55% of sales in Norway in 1999. In Norway, the ICA Group had a market share of approximately 28% in 1999, making it the second largest in terms of retail market share. In addition, the ICA Group owns stores in two Baltic countries: twenty in Latvia and one in Estonia, and operates 11 stores through a joint venture in Lithuania.

The transaction is subject to certain conditions, including ICA Forbundet AB receiving the necessary approvals from the ICA retailers and Canica AS obtaining a favorable tax ruling in Norway in connection with the transaction. We expect to complete the transaction in the second quarter of 2000.

The joint venture with the ICA Group will give us immediate access to the developed markets of Sweden and Norway. At the time of the initial announcement of the transaction, we anticipated annual synergies of EUR 33 million. We believe this now to be a conservative estimate. This is because, in addition to traditional areas of synergies, such as in procurement and IT, we expect to benefit from ICA's experience in the area of loyalty cards, financial services and convenience store formats. We also anticipate opportunities for the exchange of knowledge and best practices with regard to the ICA Group's food supply, supermarket franchise and wholesaling operations, which may be compared to U.S. Foodservice, Albert Heijn and Schuitema, respectively. We expect margin enhancement at the ICA Group to be driven by greater operational efficiency, increased penetration of private label brands and non-food products, and increases in retail sales in Norway and the Baltics. The joint venture will enhance our position as a food provider in Europe, with leading market positions in both Sweden and Norway and the opportunity to expand in the Baltic countries and elsewhere in Northern Europe.

Retail Trade in Latin America

In December 1996, we entered the Latin American market through an agreement with Bomprecopar S.A. Under this agreement we indirectly acquired 50% of the voting shares and 50.1% of the total capital of Bompreco. Bompreco is the leading food retailer in northeastern Brazil. In June 1997, Bompreco acquired SuperMar, a regional supermarket chain in northeastern Brazil, which was subsequently renamed Bompreco Bahia S.A. All Bompreco Bahia stores operate under the Bompreco and Hyper Bompreco names. In May 1999 Bompreco acquired the six store chain, Petitpreco. At the end of fiscal year 1999, Bompreco operated 100 supermarkets, hypermarkets and other food retail stores, including 49 Bompreco Bahia stores.

We continued to develop our Latin American operations through the formation of a 50% owned partnership with Velox Retail Holdings in January 1998. The partnership controls a 98.1% stake in Disco, the largest supermarket company in Argentina based on sales, and a 69% interest in Santa Isabel, the second largest supermarket company in Chile and Peru, based on sales, and with operations in Paraguay and Ecuador. In May 1999, Disco acquired Supamer and Gonzalez, which operated a total of 75 stores at the time of the acquisition. In 1999, Disco acquired the eight store Pinocho supermarket chain. Disco operated 213 stores with a total selling area of 2,392,000 sq. ft. at fiscal year end 1999. In January 2000, Disco agreed to acquire Supermercados Ekono, which operates ten large supermarkets in Buenos Aires.

At year end 1999, Santa Isabel operated 95 stores, with 62 stores in Chile, 24 in Peru, seven in Paraguay and two in Ecuador and with a total selling area of 1,832,000 sq. ft.

In December 1999, we established a new 50/50 partnership, Paiz Ahold, which controls an 80.5% stake in La Fragua, the leading supermarket and hypermarket company in the Central American republic of Guatemala with a presence in El Salvador and Honduras. The partnership intends to expand the retail activities of La Fragua in the region. As of fiscal year end 1999, La Fragua operates 93 stores in Guatemala, 20 stores in El Salvador and six in Honduras. These 119 stores comprised 83 discount stores, 26 supermarkets, four hypermarkets and six other stores.

Retail Trade in Asia Pacific
In 1999, we have restructured our presence in Asia Pacific, focusing on Thailand and Malaysia. As a result, we sold our stake in the unprofitable operation in China.

Our partnership in Singapore operated 14 stores that, due to the restructuring referred to above, were sold to Dairy Farm International during the fourth quarter of 1999. This 60% owned partnership was formed in 1996, together with the 60% owned Malaysian partnership, with companies of the Kuok Group. The Malaysian partnership, Ahold Kuok Malaysia, acquired the Parkson and Looking Good store chains in 1998, which operated 39 stores at the end of fiscal 1999. In 1999, we increased our stake in the Malaysian partnership to 65% (after a reduction in 1998 to 52%).

Early in 1997, we entered into a 49%-owned consolidated partnership in Thailand with the Central Robinson Group, CRC Ahold Thailand. In 1998, we acquired 100% ownership of the partnership, subject to repurchase options of up to 50% of the outstanding shares granted to the Central Robinson Group. At the end of 1999, the partnership operated 41 stores in Thailand.

In July 1997, we entered into a technical assistance agreement with the PSP Group in Indonesia in connection with the potential development of a supermarket chain in that country. At the end of 1999, the PSP Group operated nine stores in Indonesia.

At fiscal year end 1999, we, through partnerships, operated 80 retail stores in Asia Pacific. We believe that, despite the losses in 1999, the Malaysian, Thai and Indonesian retail food market offer medium to long term opportunities for expansion and growth.

Food Wholesaling and Food Supply

The Netherlands

We conduct food wholesaling through Schuitema, a publicly-traded Dutch company in which we own a 73% stake, and supply food through Deli XL, the new marketing name for Grootverbruik Ahold and Gastronoom. Schuitema provides goods and services to approximately 450 independent food retailers operating under various trade names and formats. Schuitema and certain independent food retailers are members of an association that has developed and controls several store formats, including C1000, Spar Voordeelmarkt, Kopak and Casper. Schuitema services these independent food retailers, which accounted for over 90% of Schuitema's sales for fiscal year 1999. Schuitema also supports these independent member retailers, on a commercial level, and in some instances, financially. In December 1999, Schuitema announced its intention to acquire the Dutch Hermans Group, which operates 125 A&P supermarkets and six hypermarkets. The Dutch anti-trust authorities are currently reviewing the transaction.

We have established ourselves in the Dutch food supply market, primarily through Grootverbruik Ahold. Grootverbruik Ahold supplies hospitals, schools, other institutional customers and hospitality enterprises, including hotels and restaurants. In July 1999 we finalized our acquisition of Gastronoom, a food supplier to the Dutch hospitality sector, and both Grootverbruik Ahold and Gastronoom act jointly under the name Deli XL.

United States

In March 2000, we entered into a merger agreement to acquire U.S. Foodservice, the second largest food-service distributor in the United States based on sales. U.S. Foodservice, with annual net sales of $6.2 billion for its fiscal year ending July 3, 1999, distributes food and related products to restaurants and institutional food-service establishments across the United States. U.S. Foodservice is a national marketer and distributor of food and food related equipment, services and supplies to a range of commercial and institutional customers. Overall U.S. Foodservice currently provides over 143,000 customers of varying size with a broad range of items including national signature and private-label brands as well as kitchen equipment and restaurant supplies. The company employed approximately 13,000 people as of the end of 1999. The acquisition of U.S. Foodservice will provide us with access to a new food distribution channel. We expect to complete the transaction in April 2000.

The proposed acquisition in the highly fragmented food-service distribution industry will create a number of unique opportunities for growth, innovation, cost reduction and synergies. With access to a larger share of the U.S. "food dollar", we expect to show faster growth in the United States. Together with U.S. Foodservice, we have identified opportunities for innovation between institutional and retail businesses that will benefit consumers in both industries and synergies, which may amount to between $75 and $100 million per annum, once fully phased in.

Real Estate

In 1989, we established a wholly-owned subsidiary, Ahold Real Estate Company or ARC. ARC is primarily engaged in acquiring and developing strip centers and store locations in the United States where our stores will be anchor tenants. At the end of fiscal year 1999, ARC owned 19 strip centers or free-standing stores and had two developments in progress.

Ahold Vastgoed or AVG, a 100%-owned Dutch real estate subsidiary, is engaged in the acquisition, development and management of store locations in The Netherlands. At fiscal year end 1999, it managed or owned approximately 2,100 locations, of which about 56% were rented to our Dutch subsidiaries. Construction of new store locations and enlargement of existing locations in The Netherlands is subject to strict building regulations, hence the availability of scarce selling space at attractive locations is an important factor in competition among Dutch retail companies.

Other Activities

Our other activities primarily include a food production company "Marvelo", operating as an independent profit center. The company is principally engaged in producing a portion of Albert Heijn's private label products and selling to third parties. Major product groups include coffee, tea and wine.

Unconsolidated Companies

We had investments of EUR 132 million in unconsolidated companies at the end of 1999, relating primarily to investments by Schuitema in an unconsolidated company "Eembrug" which owns a distribution center and real estate in The Netherlands. Other investments include our interest in "Luis Paez SA", a Spanish wine producer.

European Cooperative Association

We are a member of a group of 11 European retailers cooperating in AMS Marketing Service AG, a Swiss company engaged in organizing and supervising active cooperation between retailers and manufacturers in Europe to reduce distribution and production costs.

E-Commerce

Business-to-customer

In addition to traditional food retailing channels, sales from existing or expanded e-commerce activities at several subsidiaries contributed approximately EUR 61 million to our net sales in 1999. The majority of our subsidiaries currently maintains websites, six of which facilitate electronic ordering and home delivery.

In the United States, Stop & Shop was in a cooperative agreement for home delivery services, however, in March 2000, Stop & Shop launched its own e-commerce initiative, including an agreement with Priceline.com.. Giant Landover also participates in Priceline.com's business-to-customer initiative.

In the Netherlands, Albert Heijn continues home delivery services under the name "Albert Heijn Thuisservice". This service allows customers to place orders through a variety of electronic media for home delivery. In the fall of 1999, the specialty chain Gall & Gall became active in business-to-consumer e-commerce activities through the introduction of an information and order entry website.

In Latin America, our Argentine partnership operation, Disco S.A., provides home delivery services with electronic ordering.

Our e-commerce initiatives are expected to gather pace upon the completion of our acquisition of U.S. Foodservice, which has an active e-commerce initiative for both business-to-business and business-to-consumer.

Through NextDayGourmet.com U.S. Foodservice offers restaurant equipment, supplies and other services.

Business-to-business

In 1999, our business-to-business sales conducted electronically, including Electronic Data Interchange, amounted to 60% and 80% of grocery procurement at Albert Heijn and our U.S. subsidiaries, respectively. Our business-to-business sales conducted via the internet are expected to increase significantly.

On March 31, 2000, we announced our participation in the WorldWide Retail Exchange ("WWR Exchange"), which is expected to begin operations in mid-2000. The WWR Exchange is a web-based, business-to-business exchange designed to facilitate simplified trading between retailers and suppliers, distributors and other partners. Initially we will own 5% of the share capital in the new venture. Participation in the Exchange is anticipated to result in lower supply chain costs for participating retailers. We expect these savings to rapidly exceed the cost of our investment within the first three years.

Employees
The average number of employees employed by us in fiscal year 1999 were:

 .    145,394 in the U.S.;
 .    89,128 in Europe;
 .    46,924 in Latin America; and
 .    10,536 in Asia Pacific.

A large portion of these 291,982 employees were part-time employees. At the end of fiscal year 1999, we had 219,587 full-time employee equivalents compared to 201,461 at the end of 1998 and 148,615 at the end of 1997. The number of employees rose in 1999 primarily because of acquisitions and opening of new stores.

ITEM 2. DESCRIPTION OF PROPERTY

As of fiscal year end 1999, we operated 3,324 retail stores and 163 support facilities (warehouse/distribution centers, offices and food processing facilities). Of these locations, 32% were owned by us, 13% were held under capital leases and 55% were held under operating leases. The following table summarizes our property locations as of fiscal year end 1999, by industry and geographic segment:

                                                                              Percentage of locations
                                                                              -----------------------
                                             Retail     Support                        Capital    Operating
                                             Stores    facilities   Total    Owned      lease       lease
                                             ------    ----------   -----    -----      -----       -----
Retail Trade
------------
United States                                1,047           47     1,094      13%       42%         45%
Europe                                       1,789           63     1,852      27%       --          73%
Latin America                                  408           47       455      38%        1%         61%
Asia Pacific                                    80            6        86      --        --         100%
                                             -----          ---     -----
                                             3,324          163     3,487      32%       13%         55%
                                             =====          ===     =====

Food Wholesaling and Food Supply
--------------------------------
The Netherlands                                 --           26        26       8%       --          92%

Other Activities
----------------
The Netherlands                                 --            5         5      --        --         100%

Retail Trade

In the United States, our subsidiaries operated 1,047 retail stores, 28 warehouse/distribution centers (18 owned and 10 under lease) and 19 office locations at the end of fiscal 1999. All our operations in the United States are in the eastern part of the country. The terms of the leases in the United States typically range from 10 to 25 years and contain renewal options. Also in the United States, our retail subsidiaries lease or own 183 other sites which are generally former supermarket locations or sites held for future development. Of these additional sites not in company use, 74% have been subleased to third parties.

In The Netherlands, our four retail chains used five warehouse/distribution centers (of which two are owned by us), ten production facilities and 29 office locations in support of the operations as of the end of fiscal 1999. We operate food stores in all provinces in The Netherlands, and have 516 company-owned supermarkets and 604 other company and franchise retail outlets. The stores in The Netherlands are generally rented under contracts which provide for non-cancelable, five to ten year rental periods with renewal options, and with rents which may be adjusted annually based on predetermined indices. Our retail companies in The Netherlands lease or own an additional 224 locations, almost all of which are leased to franchisees.

At the end of fiscal 1999, we had 196, 173, 115 and 185 retail stores in Portugal, the Czech Republic, Poland and Spain, respectively. Of these stores, a total of 106, 69, 78 and 167 stores operate under leases in Portugal, the Czech Republic, Poland and Spain, respectively, and the remainder are owned by us. Support facilities in these countries consist of 15 warehouses and distribution centers (of which eight are owned by our subsidiaries) and four office locations (of which one is owned by our subsidiaries). Lease terms generally range from five to ten years, with renewal options. Additionally, 96 other locations are controlled by our subsidiaries in these countries, of which substantially all are subleased to third parties. These locations consist primarily of smaller retail areas shopping centers.

In Latin America, at the end of fiscal 1999, our partnerships operated 408 retail stores (152 owned), 34 warehouse/distribution centers (15 owned) and 13 office locations (seven owned), excluding the stores operated by La Fragua. The leased locations in Latin America operate under leases with terms of four to ten years with renewal options.

At the end of fiscal year 1999, our Asia Pacific operations included 80 retail stores, three warehouse/distribution centers and three offices. All of the locations operated under leases with terms of five to ten years, except for one owned warehouse/distribution center.

Food Wholesaling and Food Supply

Schuitema, our Dutch wholesaler, serviced 453 affiliated food stores from eight distribution centers (all eight are held under operating leases) and utilized two offices at fiscal year end 1999. Additionally, Schuitema owns 137 locations and leases another 269 locations, almost all of which are in turn leased to independent retailers utilizing Schuitema's retail formulas and wholesale services. We operate 14 distribution centers under the new marketing name Deli XL. These distribution centers are leased and two offices to support its sales to restaurants, caterers and similar organizations.

Other Activities

Other activities in the above table consist of one leased food-processing facility that is utilized by our Dutch food production company as well as production company offices and corporate offices.

Real Estate Companies

Our real estate companies, ARC operating in the United States and AVG operating in Europe, are engaged in the acquisition, development and management of retail sites in support of our retail operations. In doing so, the real estate companies may own or lease individual store sites, shopping centers or buildings. Real estate locations controlled by ARC or AVG and rented to our consolidated subsidiaries are included in the above table under the segment using the property and are included as owned or leased based on the interest of ARC or AVG.

In addition to the locations rented to our companies, the real estate companies may own or lease locations which are adjacent to store sites, locations held for future development or other sites related to securing and developing sites for our retail stores.

ARC owns 19 retail centers or self-standing stores. Of these, we are the anchor tenant in all but three of the retail centers, while other, smaller shops in the centers are rented to third-party retailers. Additionally, at January 2, 2000, ARC had two retail centers under development.

In The Netherlands, AVG controls 2,082 locations, of which about 68% are leased under operating leases and 32% are owned. Over 56% are in turn leased to our consolidated subsidiaries and about 11% are leased to franchisees. The remaining 690 locations (split between retail sites and apartments located adjacent to our retailers) are leased to third parties.

ITEM 3. LEGAL PROCEEDINGS

Prior to July 1, 1992, Stop & Shop assigned certain leases to Bradlees, Inc. or "Bradlees" which was, at the time, a subsidiary of Stop & Shop. On June 23, 1995, Bradlees filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the Southern District of New York. On February 2, 1999, Bradlees emerged from Chapter 11. As part of its plan of reorganization, upon its emergence from bankruptcy, Bradlees assumed approximately 102 leases, a majority of which were leases that had been assigned to Bradlees by Stop & Shop. Under certain circumstances, Stop & Shop will have a liability under these leases in the event of non-performance by Bradlees. We have recorded a provision of approximately EUR 31 million at January 2, 2000 related to this exposure. We do not believe that any remaining contingent liability will be material.

We are currently involved in two litigation matters arising out of an Agreement and Plan of Merger, dated March 9, 1999 (the "Merger Agreement"), between us, our subsidiary Ahold Acquisition, and SMG-II Holdings Corp. ("SMG-II"), the indirect parent of the entity owning the Pathmark chain of supermarkets. Pursuant to the Merger Agreement, Ahold Acquisition was to acquire the Pathmark stores by merging with SMG-II. In accordance with the terms of the Merger Agreement, we terminated the Merger Agreement on December 16, 1999 because we did not obtain the necessary governmental antitrust approvals for the merger. Prior to our termination, SMG-II alleged that we had breached the Merger Agreement by failing to use "best efforts" to obtain all necessary approvals. We commenced an action seeking a declaratory judgment in New York state court that we did not breach the Merger Agreement and that we properly terminated the Merger Agreement. SMG-II filed a counterclaim seeking damages for alleged breaches of the Merger Agreement. The damages sought by SMG-II are not quantified. We have replied to SMG-II's counterclaims and we also filed an amended complaint seeking damages for SMG-II breaches of the Merger Agreement. The parties are taking discovery on these claims.

In a separate matter, a holder of preferred stock in Supermarkets General Holding Corporation ("SMG"), a subsidiary of SMG-II, commenced a class action in a Delaware state court challenging the terms of the transaction contemplated by the Merger Agreement, essentially claiming that the consideration offered by Ahold Acquisition was unfairly allocated between SMG's preferred stockholders and its common stockholders. The parties to this litigation reached a class settlement dated June 9, 1999 (the "Settlement") and, as a result, Ahold Acquisition revised the tender offer. Following our termination of the Merger Agreement, the preferred stockholder filed a motion to enforce the Settlement. Ahold Acquisition asserts that it has complied fully with the Settlement, and we also moved for a stay of this action pending resolution of the New York action described above. Those matters were argued on April 3, 2000. The court directed the parties to file supplemental briefs, which will be completed by May 1, 2000. The court indicated that it would rule thereafter.

We believe that we have good defenses to both of these claims and that any damages awarded against us would not be material to us. Accordingly, we believe these cases will not have a material effect on our financial position or results of operations.

There are no other material pending legal proceedings, other than ordinary routine litigation incidental to us and our subsidiaries' businesses, to which we or any of our subsidiaries is a party or of which any of our property is the subject.

ITEM 4. CONTROL OF REGISTRANT

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. Except as described under "Cumulative Preferred Shares" below, there are no arrangements known to us that may, at a subsequent date, result in a change in our control.

Cumulative Preferred Shares

In March 1989 we, together with Stichting Ahold Continuiteit ("SAC" or, in English, "Ahold Continuity Foundation"), entered into an agreement (the "option agreement"). This option agreement was amended and restated in April 1994 and March 1997. Pursuant to this option agreement, SAC was granted an option to acquire from us, from time to time until March 2004, cumulative preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of our capital stock at the time of exercising the option. We have the right, pursuant to the option agreement, to place cumulative preferred shares with SAC up to a total par value that is equal to the total nominal value of all issued and outstanding shares of our capital stock at the time of placing the cumulative preferred shares. The holders of the cumulative preferred shares are entitled to 2,000 votes per share. Subject to limited exceptions, each transfer of cumulative preferred shares requires the approval of the Corporate Executive Board. Cumulative preferred shares can only be issued in registered form. No share certificates are issued for cumulative preferred shares.

We may stipulate that only 25% of the nominal value will be paid upon subscription for cumulative preferred shares until payment in full of the par value is later called by us. No cumulative preferred shares have been issued or were outstanding during 1999, 1998 or 1997.

The option agreement and the cumulative preferred shares have certain anti-takeover effects. The issuance of all authorized cumulative preferred shares will cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire us, and could have the effect of delaying, deferring and preventing a change in our control.

SAC is a non-membership organization with a self-appointed managing board, organized under the laws of The

Netherlands. Its statutory objectives are to enhance our continuity and identity in case of a hostile take-over attempt. As of March 31, 2000, the members of the board of the SAC were:

Name                  Principal occupation or relation to Royal Ahold
Voting members
J.J. Slechte          Former President of Shell Nederland B.V.
A.M. Knulst           Former Managing Director of BV Trustkantoor Gestor
P.J. van Dun          Former Executive Vice President of Royal Ahold

Non-voting members
H. de Ruiter          Chairman of the Supervisory Board of Royal Ahold
C.H. van der Hoeven   President of the Corporate Executive Board of Royal Ahold

Significant ownership of voting shares, including cumulative preferred financing shares

Under the 1996 Netherlands' Act of Disclosure of Holdings in Listed Companies, or the Disclosure Act, any person who, directly or indirectly, acquires or disposes of an interest in the capital or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area, must give a written notice to the company of such acquisition or disposal, if as a result of such acquisition or disposal the percentage of legal or beneficial capital interest or voting rights held by such person falls within another percentage range as compared to the percentage range held by such person prior to such acquisition or disposal. The percentage ranges are 0-5, 5-10, 10-25, 25-50, 50-66/2//3 and over 66/2//3.
As of March 31, 2000, the only persons known by us to own of record or beneficially more than 5% of any class of capital interest and/or our voting rights are the following institutional investors which notified us of their capital interest in us following the issuance of the cumulative preferred financing shares on June 25, 1996: Fortis N.V.; ING Groep N.V.; Cooperatie Achmea U.A.; and AEGON N.V. As of March 31, 2000, no directors or officers were among the holders of registered common shares.

With respect to the bearer common shares, we do not maintain a register of holders of such shares. Therefore, we do not know of the existence and identity of parties, if any, which own more than 10% of our common shares. We do not know the number and percentage of common shares in bearer form held by directors and officers as a group.

ITEM 5. NATURE OF TRADING MARKET

The Official Segment of Amsterdam Exchanges N.V.'s stock market, also referred to as Amsterdam Exchanges (formerly known as the AEX-Stock Exchange) is the principal trading market of our common shares. As of March 31, 2000, we were the ninth largest company quoted on Amsterdam Exchanges (symbol "AHLN") in terms of market capitalization (EUR 17.6 billion). Our common shares are also listed on the Swiss Exchange. The common shares trade in the United States on the New York Stock Exchange in the form of American Depositary Shares or ADSs and are evidenced by American Depositary Receipts or ADRs. The ADRs trade under the symbol "AHO".

The Depositary for the ADSs is The Bank of New York (the "Depositary"). Each ADS evidences the right to receive one common share deposited under the Deposit Agreement for the ADSs. We have been informed by the Depositary that in the United States, as of January 2, 2000, there were 10,491,243 ADSs outstanding and 3,437 record owners.

As of January 2, 2000, the register of holders of registered common shares contained no names of holders having their registered address in the United States.

The table below sets forth the high and low last sales prices during the periods indicated for our common shares on Amsterdam Exchanges and the closing prices for our ADSs on the NYSE. The quarters used are our fiscal quarters.

Prior to January 1999, Amsterdam Exchanges quoted sales prices in Dutch guilders. Effective January 1999, Amsterdam Exchanges quotes sales prices in euro only. The prices indicated below in euros for the fiscal year 1998 have been translated into euros at the fixed rate of EUR 1 = NLG 2.20371.

                                   Amsterdam Exchanges                   NYSE
                                  High             Low              High       Low
                                 in EUR per common share              in $ per ADR
Fiscal Year 2000
Through March 31, 2000            29.75            21.25           31/1//8    20/7//8
Fiscal Year 1999
First quarter                     35.80            32.40           41/3//8   35/9//16
Second quarter                    38.55            32.90          41/9//16   34/3//16
Third quarter                     35.65            30.45          37/1//16    32/7//8
Fourth quarter                    32.35            25.61         32/15//16    25/7//8
Fiscal Year 1998
First quarter                     31.76            23.46          34/5//16         25
Second quarter                    31.08            27.45          34/3//16   30/3//16
Third quarter                     30.04            24.23           32/3//4         27
Fourth quarter                    31.76            23.87                37    29/1//8

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Currently, there are no limitations other than those described in Item 7 "Taxation" below regarding the payment by us to non-residents with regard to the remittances of dividends, or any other payments to or from non-resident holders of our securities.

The Disclosure Act (see Item 4 "Control of Registrant" for a more complete description) provides that a civil court can issue an order suspending voting rights of a shareholder up to three years for non-compliance with the reporting requirements under that Act. This penalty is applicable to both resident and non-resident holders of common shares. The existing laws and regulations of The Netherlands impose no other limitations on non-resident or foreign owners with respect to holding or voting common shares than on resident owners. Our Articles of Association do not impose any limitation on (i) remittances to or from abroad regarding dividends or capital or (ii) rights of non-resident or foreign owners to hold or vote common shares.

ITEM 7. TAXATION

The information set out below is only a summary of certain material tax consequences of the purchase, ownership and disposition of ADSs. Dutch, U.S. and other taxation may change from time to time. Prospective and current investors should consult their professional advisors as to the tax consequences of the purchase, ownership and disposition of our common shares or ADSs, including in particular the effect of tax laws of any other jurisdiction.

Income and Withholding Tax

In general, for Dutch tax purposes, holders of ADSs will be treated as the beneficial owners of our shares represented by such ADSs. Dividends on our common shares are subject to Dutch withholding tax of 25%. Pursuant to the Income Tax Convention between the United States and The Netherlands of December 18, 1992, dividends paid by us on our common shares to a resident of or corporation organized in the United States, having no permanent establishment or business property in The Netherlands, qualifying as a U.S. resident for the purpose of that Convention and is entitled to the benefits of that convention, qualify for a reduction of Dutch withholding tax on dividends from 25% to 15% (5% if the beneficial owner is a corporation which holds directly at least 10% of the voting power of our shares).

Where a resident of or a corporation organized in the United States has a permanent establishment in The Netherlands and our common shares form a part of the business property of such permanent establishment, dividends received on such shares are included in the profit of such establishment and subject to Dutch income tax or corporation tax (assuming it relates to a shareholding of less than 5%), as the case may be. The Netherlands' withholding tax on dividends will be applied at the full rate of 25% and allowed as a credit against the Dutch income tax on such income. Such tax will be treated as foreign income tax eligible for credit against the shareholder's United States income taxes.

A qualifying U.S. pension trust or charitable or other exempt organization may be exempt from Dutch withholding tax on dividends from its investment in our common shares. In order to qualify for this exemption, a pension trust must be a resident of the United States, generally exempt from U.S. taxes and constituted and operated exclusively to administer or provide benefits under one or more funds or plans established to provide pension, retirement or other employee benefits.

In order to qualify for this exemption, a U.S. charitable organization must be a resident of the United States, exempt from U.S. taxes and would be exempt from Dutch taxes if it were organized and carried on all of its activities in The Netherlands.

Net Wealth Tax

A holder of common shares or ADSs will not be subject to Dutch net wealth tax in respect of the common shares or ADSs provided that such holder is not an individual or, if such holder is an individual:

(1) the holder is not a resident or deemed resident of The Netherlands; and
(2) the holder does not have an enterprise, or an interest in an enterprise, which carries on business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the common shares or ADSs are attributable.

Gift, Estate or Inheritance Tax

No gift, estate or inheritance tax will arise in The Netherlands in respect of the transfer or deemed transfer of common shares or ADSs by way of a gift or inheritance from a shareholder that is neither resident nor deemed resident in The Netherlands, unless either such shareholder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative to which or to whom the common shares or ADSs are attributable, or such shareholder dies within 180 days after having made a gift, while being, on the moment of his or her death, a resident or deemed resident of The Netherlands.

Taxes on Income and Capital Gains
A holder of common shares or ADSs will not be subject to Dutch taxes on income and capital gains provided that:

(1) the holder is not a resident or deemed resident of The Netherlands;
(2) the holder does not have an enterprise, or an interest in an enterprise, which carries on business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the common shares or ADSs are attributable; and
(3) the holder does not have a substantial interest, as defined in Dutch tax law, or a deemed substantial interest, as defined in Dutch tax law, in our share capital or, if such holder does not have such interest, it is part of the assets of an enterprise.

ITEM 8. SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements contained in Item 18 "Financial Statements" of this annual report.

Reference is made to note 23 of the notes to the consolidated financial statements, discussing the differences between Dutch GAAP and U.S. GAAP which materially affect reported net earnings basic and diluted, net earnings per common share and stockholders' equity. Additionally, reference is made to Item 1 "Description of Business" and Item 9

"Management Discussion and Analysis of Financial Condition and Results of Operations--Acquisitions and Consolidations" for information about material acquisitions and consolidations affecting the periods presented below.

Our fiscal year generally consists of 52 weeks and ends on the Sunday nearest to December 31. Fiscal years 1995 through 1997 each contained 52 weeks, 1998 contained 53 weeks and 1999 contained 52 weeks.

Consolidated Earnings Data

                                                                         fiscal year fiscal year fiscal year fiscal year fiscal year
                                                                               1999       1998       1997      1996          1995
                                                                                    (in EUR millions, except per share amounts)
Amounts in accordance with Dutch GAAP
-------------------------------------
Sales                                                                          33,560       26,484       22,947     16,580   13,440
Net earnings before dividends on cumulative preferred financing shares            752          547          424        287      207
Net earnings per common share                                                    1.15         0.92         0.77       0.62     0.53

Approximate amounts in accordance with U.S. GAAP
------------------------------------------------
Net earnings before dividends on cumulative preferred financing shares            586          398          323        235      186
Net earnings per common share                                                    0.89         0.66         0.59       0.51     0.48
Diluted net earnings per common share                                            0.88         0.66         0.58       0.50     0.48


Consolidated Balance Sheet Data

                                                                              Jan. 2  Jan. 3  Dec. 28  Dec. 29  Dec. 31
                                                                               2000    1999     1997     1996     1995
                                                                                          (in EUR millions)
Amounts in accordance with Dutch GAAP
-------------------------------------
Total assets                                                                  14,286  11,426    8,549    6,748    4,204
Borrowings, long-term portion                                                  3,574   3,096    1,777    1,417      591
Capitalized lease commitments, long-term portion                               1,083     827      678      555      375
Stockholders' equity                                                           2,126   1,553    1,402    1,097    1,017

Approximate amounts in accordance with U.S. GAAP
------------------------------------------------
Total assets                                                                  20,894  16,919   11,575    9,332    4,962
Stockholders' equity                                                           8,106   6,652    4,353    3,682    1,715

Dividends

We customarily declare dividends twice a year. An interim dividend is proposed by our Corporate Executive Board and, with the approval of our Supervisory Board, is generally paid in September. The proposed total dividend must be approved by the Annual General Meeting of Shareholders, which is typically held in May, and the final portion of the total yearly dividend is paid after this meeting. Historically, shareholders have had the option to elect either a cash dividend or a stock dividend. Prior to fiscal year 1997, the cash dividend consisted of a Dutch guilder component and a dollar component. Effective with fiscal year 1997, we discontinued cash dividend declarations in two currencies and cash dividends were only declared in Dutch guilders. We declared dividend for fiscal year 1998 in Dutch guilders. As of fiscal year 1999, dividends will be declared in euros.

The following table gives certain information relating to dividends declared in the years indicated. The dividend has been proposed by the Corporate Executive Board, but must be approved by the Annual General Meeting of Shareholders to be held on May 16, 2000. The final portion of the total yearly dividend will be paid after this meeting. For purposes of this table, we have converted dividend amounts that have been paid in Dutch guilders in fiscal years 1998, 1997, 1996 and 1995 to euros using the fixed rate of EUR 1 = NLG 2.20371.

                                                              Total Translated
                                                                   Cash
                                Cash Dividend Option         Dividend Option (1)               Stock Dividend Option
Fiscal Year                     --------------------         -------------------               ---------------------
-----------
                               EUR             $             EUR         $
1995              Interim      0.03      and    0.03         0.06      or        0.08     1 common share per 100 owned
                  Final        0.10      and    0.08         0.15      or        0.20     2 common shares per 100 owned
                               ----            -----         ----               -----
                  Total        0.13      and    0.11         0.21                0.28

1996              Interim      0.04      and    0.04         0.07      or        0.09     1 common share per 100 owned
                  Final        0.10      and    0.10         0.18      or        0.21     2 common shares per 100 owned
                               ----            -----         ----               -----
                  Total        0.14      and    0.14         0.25                0.30

1997              Interim      0.09                                              0.10     1 common share per 100 owned
                  Final        0.23                                              0.26     2 common shares per 100 owned
                               ----                                             -----
                  Total        0.32                                              0.36

1998              Interim      0.12                                              0.14     1 common share per 100 owned
                  Final        0.26                                              0.32     2 common shares per 100 owned
                               ----                                             -----
                  Total        0.38                                              0.46

1999              Interim      0.14                                              0.15     1 common share per 100 owned
                  Final (2)    0.35                                              0.35     2 common shares per 100 owned
                               ----                                             -----
                  Total        0.49                                              0.50

__________
(1) The translated total dollar dividend amount consists of the euro cash dividend component, translated into dollars at the noon buying rate on the applicable dividend payment date, added to the euro cash dividend component for fiscal year 1999. For fiscal year 1999, the translated total euro dividend amount consists of the dollar cash dividend component, translated into euros at the noon buying rate on the applicable dividend payment date, added to the euro cash dividend component. For fiscal years prior to 1999, the translated euro dividend amount consists of the dollar cash dividend component translated to Dutch guilders at the noon buying rate on the applicable dividend payment date, added to the guilder cash dividend component, and then translated into euros at the fixed exchange rate. This information is included only for the readers' convenience.

Exchange Rates

Prior to fiscal year 1999, we utilized the Dutch guilder as our functional reporting currency, however, beginning in fiscal 1999, we adopted the euro as our functional reporting currency. As part of the introduction of the euro throughout the European Union, the exchange rate between the legacy currencies and the euro were fixed on January 1, 1999. Accordingly, we have converted the historic financial statements and related disclosures that were reported using the Dutch guilder to the euro using the fixed conversion rate of EUR 1 = NLG
2.20371. The conversion of our historical financial statements from Dutch guilders to euro at a fixed rate depicts the same trends as would have been presented if we would have continued to present our financial statements in Dutch guilders. The following table sets forth, for our fiscal years indicated, certain information concerning the exchange rate of the dollar relative to the euro, expressed in euro per dollar, at the noon buying rate:



                                                                                         Period End  Average(1)   High    Low
                                                                                         ----------  ----------  ------  ------
  1995.................................................................................      0.7276   0.7280     0.7938  0.6894
  1996.................................................................................      0.7926   0.7663     0.7968  0.7295
  1997.................................................................................      0.9075   0.8887     0.9610  0.7850
  1998.................................................................................      0.8517   0.8996     0.9459  0.8481
  1999.................................................................................      0.9930   0.9445     0.9984  0.8466

__________
(1) The average of the noon buying rates on the last day of each month during the relevant period.

During the period January 1, 2000 through March 31, 2000, the high and low noon buying rates of the euro against the dollar were EUR 1.05 and EUR 0.97, respectively, and the average of the noon buying rates on the last day of each month was EUR 1.04. The noon buying rate of the euro was EUR 1.04 = $ 1 as of March 31, 2000.

Fluctuations in the exchange rate between the euro and the dollar, or the Dutch guilder and the dollar for the periods prior to January 1, 1999, have affected the dollar equivalent of the euro prices of the common shares on Amsterdam Exchanges and, as a result, are likely to have affected the market price of the ADSs on the NYSE. Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in euro on the common shares represented by the ADSs.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, we explain our general financial condition and the results of our operations. As you read the following discussion and analysis, you should refer to our consolidated financial statements and the related notes thereto for fiscal years 1999, 1998 and 1997 contained in Item 18 of this annual report. We prepare our consolidated financial statements in accordance with Dutch GAAP. See note 23 to the consolidated financial statements for a discussion of the principal material differences between Dutch GAAP and U.S. GAAP, which apply to our consolidated financial statements. Our results from operations for 1998 include Disco's and Santa Isabel's operating results since the beginning of the fourth quarter and Giant-Landover's operating results since October 28, 1998. Our results for fiscal year 1999 were affected by the full year results of these acquisitions as well as the July 1999 acquisition of Gastronoom and several supermarket chains in Spain.

Our U.S. and Dutch operations' fiscal years 1999 and 1997 consisted of 52 weeks of results, while fiscal year 1998 consisted of 53 weeks. The other European, Latin American and most of the Asia Pacific operations consolidated in our financial statements report on a calendar-year basis. As a result, the sales and expenses for fiscal years 1999 and 1997 in comparison to fiscal year 1998 reflect the difference of one week of results of operations for the United States and The Netherlands, and to this extent do not reflect changes in our underlying business.

Overview

Net sales in 1999 were EUR 33,560 million compared to EUR 26,484 million in 1998 and EUR 22,947 million in 1997, representing increases in net sales of 27% in 1999 and 15% in 1998. Net earnings in 1999 were EUR 752 million compared to EUR 547 million in 1998 and EUR 424 million in 1997, representing increases in net earnings of 37% in 1999 and 29% in 1998. Earnings per common share were EUR 1.15, EUR 0.92 and EUR 0.77 in 1999, 1998 and 1997, respectively, representing an increase of 25% in 1999 and 19% in 1998.

Forward-looking Statements
For a discussion regarding forward-looking statements, see "Forward-Looking Statements" in the front of this annual report under the heading "General Information".

Factors Affecting Financial Condition and Results of Operations

Exchange Rates

We adopted the euro as our functional currency for reporting in our consolidated financial statements effective beginning in fiscal 1999. See "Euro Conversion" below and Item 8. Because a substantial portion of our assets, liabilities and operating results are denominated in dollars, we are exposed to fluctuations in the value of the dollar against the euro. We do not hedge this foreign currency translation exposure. In fiscal 1999, an increase in the value of the dollar of EUR 0.01 had a positive effect of approximately EUR 5 million on our consolidated net earnings.

Our financial and risk management policy is to match the currency distribution of our borrowings to the denomination of our assets. As a result, fluctuations in our balance sheet ratios resulting from changes in exchange rates are generally limited. The effect of other currency changes on our results is limited due to the smaller size of our net earnings, assets and liabilities denominated in other foreign currencies.

Foreign Investment Risks

We have operations and other investments in a number of countries outside of the United States and Europe. Foreign operations and investments are subject to the risks normally associated with conducting business in foreign countries such as:

 .    labor disputes;
 .    uncertain political and economic environments;
 .    risks of war and civil disturbances;

 .    risks associated with the movement of funds;
 .    deprivation of contract rights;
 .    taking of property by nationalization or expropriation without fair compensation;
 .    risks relating to changes in laws or policies of particular countries such as foreign taxation;
 .    risks associated with obtaining necessary governmental permits, limitations on ownership and on repatriation of earnings; and
 .    foreign exchange and currency fluctuations.

We cannot assure you that these problems or other problems relating to foreign operations will not be encountered by us in the future. Foreign operations and investments may also be adversely affected by laws and policies of the United States, Europe and the other countries in which we operate governing foreign trade, investment and taxation.

Inflation and Changing Prices

Inflation continues to cause moderate increases in our costs, including the cost of merchandise, labor, utilities and acquiring property, plant and equipment. Cost inflation in our primary markets, the United States and The Netherlands, however, has been relatively low in each of the last three years. In the United States, the inflation rate for food prices has been roughly equivalent to the general increase in consumer prices, while in The Netherlands, the inflation rate for food prices has remained below general price increases. Although there is the risk that inflation in Asia Pacific, other European countries and Latin America could have an effect on our results, we do not believe inflation has had a material effect on sales or results of operations in these regions to date, primarily because we have been able to pass along merchandise price increases to our customers.

Euro Conversion

On January 1, 1999, the member countries of the EU established a new single currency known as the euro. For the three years thereafter there will be a transitional period during which each EU member country will have two currencies, the euro and its local currency, for electronic fund transfers. Dual pricing of goods and services in euro and local currency is already established in most of the countries participating in the EU, in particular in our markets in Spain and Portugal. In The Netherlands the introduction of dual pricing is expected around summer 2001. In all EU countries there is a movement to shorten the dual currency period, i.e. the period in which the national currency and the euro notes and coins will coincide, to a maximum of two months after the official introduction on January 1, 2002. In The Netherlands, a dual currency period of a maximum of four weeks is foreseen. Final details of these dual currency periods have yet to be established.

The introduction of the euro will have a significant effect on our European operations and financial systems. The impact of the euro can be separated in two main effects:

 .    business-to-business conversion, and
 .    business-to-consumer conversion.

For the business-to-business conversion, that is the transfer to euro denominated billing, we have been in formal communications with our suppliers to establish a conversion date. For Albert Heijn in The Netherlands, more than 25% of suppliers already send euro denominated invoices. Business-to-consumer conversion, that is, the introduction of the euro notes and coins, is the second and larger effect. Several issues have been identified, and action plans have been developed and put into practice to address these issues. The largest concern is consistent pricing of our products in all the EU countries. Due to differences in distribution structures and competitive pressure, the introduction of the euro is not expected immediately to lead to consumer pricing equivalency in all EU countries. However, the price differences between the EU countries are expected to diminish in the long run.

At fiscal year end 1999, our consolidated balance sheet included a provision of EUR 22 million for the introduction of the euro. During 1999 and 1998 we recorded expenses of EUR 3 million and EUR 1 million, respectively, relating to the euro issues and we expect to spend EUR 15 million in 2000 and EUR 7 million in the two years thereafter. These projected costs are based on our best estimates, which were derived using a number of assumptions as to future events, including the continued availability of certain resources. However, our actual results could differ materially from those anticipated.

Year 2000

We did not observe any significant failures in connection with the Year 2000 computer issue. We continue to monitor our operations in connection with this issue, but we do not believe that we will experience any Year 2000 problems. Our preparation for the Year 2000 computer issue resulted in operating expenses totaling EUR 27 million in 1999, EUR 51 million in 1998 and EUR 8 million in 1997.

Acquisitions and Consolidations

Acquisitions are a key component of our growth strategy in the United States, in Europe and in the relatively underdeveloped markets of Latin America and Asia Pacific. We have substantially expanded our business through acquisitions and new partnerships in 1999, 1998 and 1997. Over this period, we completed eight significant business acquisitions, with an aggregate consideration of approximately EUR 4.6 billion in cash and assumed indebtedness. Our acquisition program has considerably broadened the geographical scope of our business. Through the acquisitions and new partnerships completed in 1999, 1998 and 1997, we have established a significant presence in a number of new markets, including Guatemala, Spain, Brazil, Argentina, Chile and Thailand, in addition to significantly expanding operations in the United States.

In March 1999, we entered into an agreement to acquire SMG-II Holdings, which owns 132 supermarkets, which operate under the Pathmark name. On December 16, 1999 we exercised our contractual right to terminate this agreement as we had not been able to close the transaction by that date. The failure to close the transaction by December 16, 1999 was caused by strong opposition from the Federal Trade Commission.

During 1999, 1998 and 1997, we completed the acquisitions and partnership investments set forth below. The store counts indicated below represent the number of stores operated at the time of acquisition, unless otherwise indicated.

 . La Fragua (Guatemala): In December 1999, we established a new 50/50 partnership, Paiz Ahold, which controls an 80.5% interest in La Fragua, the largest food retailer in Guatemala. At December 31, 1999, La Fragua operated 93 supermarkets, hypermarkets and discount stores in Guatemala, 20 stores in El Salvador and six in Honduras. We completed this agreement in December 1999 and, as a result, the assets and liabilities of La Fragua are reflected in our consolidated balance sheet at the end of fiscal 1999 but none of the results of operations are included in our consolidated statement of earnings for fiscal 1999.

 . Supamer and Gonzales (Argentina): In May 1999, through our 50/50 partnership with Velox Retail Holdings, Disco Ahold International Holdings acquired 75 stores from Supamer and Gonzales. Supamer operated 46 supermarkets under the Americanos name and 18 convenience stores under the Minisol name. Gonzales operated 11 urban supermarkets.

 . Gastronoom (The Netherlands): In July 1999, we acquired Gastronoom, a Dutch institutional food supplier, for EUR 152 million including interest-bearing debt. Gastronoom specializes in supplying the hospitality sector, including hotels, restaurants and bars, from its 18 distribution and service centers in The Netherlands.

 . Dialco, Dumaya, Guerrero and Castillo del Barrio (Spain): Throughout 1999, we acquired several companies for an aggregate of EUR 118 million in cash. Dialco operated 100 supermarkets in Andalusia. Dumaya operated 30 supermarkets and five cash and carry stores in and around Malaga and Ceuta, on the Morroccan coast. Guerrero operated 20 supermarkets and one cash and carry store in Granada. Castillo del Barrio is a small chain of seven supermarkets in Malaga.

 . Giant-Landover (United States): In October 1998, we acquired Giant Food, which operated 179 supermarkets in the Mid-Atlantic region of the United States, for $2.7 billion (EUR 2.5 billion) in cash.

 . Disco (Argentina) and Santa Isabel (Chile): In January 1998, we established
  Disco Ahold International Holdings, or DAIH, a 50% owned partnership with Velox Retail Holdings. DAIH currently controls a 98.1% stake in Disco, the largest food retailer in Argentina, with 108 stores, and a 69.0% stake in Santa Isabel, a Chilean company with 64 stores in Chile, 15 in Peru, six in Paraguay and two in Ecuador. We paid approximately $538 million (EUR 534 million) to acquire our interest in DAIH.

 . SuperMar (Brazil): In June 1997, our 50% owned partnership, Bompreco, acquired
  SuperMar, an operator of 50
  food retail stores in the State of Bahia, Brazil, for approximately BRL 65 million (EUR 54 million) in cash.

 . CRC Ahold Thailand (Thailand): In January 1997, we established a partnership,
  CRC Ahold Thailand, with Central Robinson Group, and the partnership acquired 30 supermarkets in Thailand for approximately THB 4.4 billion (EUR 135 million) in cash. In April 1998, we increased our ownership interest from 49% to 100%, subject to repurchase options of up to 50% granted to the Central Robinson Group.

Recent Developments

In December 1999, we entered into an agreement to acquire 50% of ICA AB, the parent company of the ICA Group, the largest Scandinavian food retailer for approximately EUR 1.8 billion in cash. The ICA Group is a prominent, integrated food retail and wholesale group, servicing over 3,100 supermarkets, superstores, hypermarkets and discount stores in Sweden, Norway and the Baltic states, with annual net sales of EUR 6.6 billion in the fiscal year 1999. The present ICA Group was formed in early 1999 when ICA AB acquired an additional 55% of Norway's Hakon Gruppen, which became a wholly-owned subsidiary. In August 1999, the ICA Group entered into a joint-venture with Statoil, acquiring 50% of Statoil Detajhandel Scandinavia AS or "Statoil Retail". Statoil Retail generated 1999 sales of EUR 2.9 billion. Statoil Retail operates and services 1,500 Statoil gas stations and forecourt stores in Denmark, Norway and Sweden. The transaction is subject to the satisfaction of certain conditions, including ICA Forbundet AB receiving the necessary approvals from the ICA retailers and Canica AS obtaining a favorable tax ruling in Norway in connection with the transaction. We expect to close this transaction in the second quarter of 2000.

In January 2000, we began discussions with JM in Portugal to significantly extend and enlarge our existing partnership. In cooperation with JM we intend to establish a new 50/50 partnership, which could include the current retail and wholesale operations of JM in Portugal and Madeira. The new partnership also could include JM's Polish operations and JM's Se Supermarkets in Brazil, as well as our operations in the Czech Republic, Poland, and Spain. On April 12, we and JM decided to suspend discussions about the future of our cooperation until September 2000. If the new partnership is not entered into then, the partners will consider to either continue or terminate the existing partnership. In the meantime, there will be no changes to the structure or operations of our current partnership, JMR.

In January 2000, Disco agreed to acquire Supermercados Ekono, which operates ten large supermarkets in Buenos Aires, for approximately euro 145 million. Ekono has 10 large supermarkets with annual net sales of approximately euro 160 million.

In January 2000, we acquired Kampio, a prominent regional supermarket chain in Catalonia. The chain operates 39 large supermarkets, of which 24 are located in Barcelona, and had annual net sales of approximately EUR 100 million.

In March 2000, we entered into a merger agreement to acquire U.S. Foodservice, the second largest food service distributor in the United States, for approximately $3.6 billion in cash, including the assumption of repayment of approximately $925 million in debt. Pursuant to the merger agreement, we commenced on March 13, 2000 an offer to purchase for cash all of the issued and outstanding shares of common stock of U.S. Foodservice, at a price of $26.00 per share, net to the seller in cash. The tender offer was successfully completed on April 7, 2000. As soon as practicable following completion of the tender offer, we intend to cause the merger of one of our wholly-owned subsidiaries into U.S. Foodservice, with U.S. Foodservice being the surviving corporation. As a result of the merger, all remaining outstanding shares of common stock of U.S. Foodservice, subject to certain limited exceptions, will be converted into the right to receive the cash price paid in the tender offer and U.S. Foodservice will be an indirectly wholly-owned subsidiary. U.S. Foodservice, which reported $6.2 billion in revenues for its fiscal year ended July 3, 1999, distributes food and related products to restaurants and institutional food service establishments across the United States. We expect the U.S. Foodservice acquisition to be completed in April 2000.

In March 2000, Tops entered into an agreement for the acquisition of Sugar Creek convenience/gas stores. Completion is expected during the second quarter of 2000. Sugar Creek operates 87 merchandise and fuel outlets in New York State. The transaction is subject to various conditions including the satisfactory completion of due diligence and receipt of regulatory approvals.

In March 2000, we entered into a multi-currency stand-by bridge revolving credit agreement with two financial institutions for a credit facility of up to EUR 4.4 billion for the proposed acquisition of 50% of the ICA Group and the acquisition of U.S. Foodservice. This credit facility is unsecured and bears interest at a rate of Euro Interbank Offered Rate for advances, denominated in euro and the London Interbank Offered Rate for advances denominated in dollars plus a margin of 40 basis points until June 30, 2000, and a margin to be agreed upon but not higher than 90 basis points on or after June 30, 2000. This credit facility expires on December 29, 2000. The borrowings under the credit facility are expected to be repaid with the proceeds from the global offering of our common shares and/or equity linked financial instruments, which we anticipate to complete in May 2000, and a bond issue, to be completed thereafter.

In March 2000, we announced our participation in the WorldWide Retail Exchange ("WWR Exchange"), which is expected to begin operations in mid-2000. The WWR Exchange is a web-based, business-to-business exchange designed to facilitate simplified trading between retailers and suppliers, distributors and other partners. Initially we will own 5% of the share capital in the new venture.

Results of Operations
Selected earnings data are as follows:

                                                                                   Fiscal Year
                                                                                   -----------
                                                              1999                    1998                  1997
                                                              ----                    ----                  ----
                                                          EUR      % of         EUR         % of      EUR         % of
                                                          ---      ----         ---         ----      ---         ----
                                                                   sales                    sales                 sales
                                                                   -----                    -----                 -----
                                                                (in EUR millions, except per common share data)
Net sales                                               33,560     100.0      26,484        100.0   22,947        100.0
Gross profit                                             8,257      24.6       6,189         23.4    5,239         22.8
Operating expenses                                      (6,842)    (20.4)     (5,172)       (19.6)  (4,405)       (19.2)
Operating results                                        1,415       4.2       1,017          3.8      834          3.6
Net financial expense                                     (366)     (1.1)       (245)        (0.9)    (218)        (0.9)
Income taxes                                              (283)     (0.8)       (197)        (0.7)    (174)        (0.8)
Income from unconsolidated subsidiaries and affiliates       7        --          11           --        3           --
Minority interests                                         (21)     (0.1)        (39)        (0.1)     (21)        (0.1)
Net earnings                                               752       2.2         547          2.1      424          1.8
Net earnings per common share                             1.15                  0.92                  0.77

Net Sales

Net sales in 1999 increased by EUR 7,076 million, or 27%, to EUR 33,560 million, from EUR 26,484 million in 1998. At constant exchange rates, consolidated net sales growth was 25% in 1999 compared to 1998. The major reasons for the increase in net sales were, in addition to autonomous growth, the full-year consolidation of Giant-Landover, Disco and Santa Isabel and the July 1999 acquisition of Gastronoom. These increases were partly offset by the additional week in fiscal 1998 for our operations in The Netherlands and the United States. Net sales in 1998 increased EUR 3,537 million, or 15%, to EUR 26,484 million from EUR 22,947 million in 1997. At constant exchange rates, consolidated sales growth was 15% in 1998 compared to 1997. The major reasons for this increase were the fourth quarter consolidation of Giant-Landover, Disco and Santa Isabel and the additional week in fiscal 1998 for our U.S. and Dutch operations.

Net sales for fiscal year 1999, 1998 and 1997 are as follows:

                                                                                     Fiscal Year
                                                                                     -----------
                                                              1999                       1998                    1997
                                                              ----                       ----                    ----
                                                       Amount         Change      Amount      Change      Amount       Change
                                                       ------         ------      ------      ------      -------      ------
                                                                      (EUR in millions, except percentages)
                                                                              %                   %                       %
Retail trade
  United States
     Stop & Shop                                         6,276            13       5,547         14         4,862        244
     Giant-Carlisle                                      3,228             5       3,064         10         2,794        (14)
     BI-LO                                               2,823             9       2,588          3         2,502          9
     Tops                                                2,555            --       2,552          2         2,493          3
     Giant-Landover                                      4,244           465         751         --             0         --
                                                        ------                    ------                   ------
        Total United States                             19,126            32      14,502         15        12,651         47
  Europe
     Albert Heijn including franchise stores             5,105             2       5,024          6         4,751          5
     The Netherlands other                                 561            --         560          4           539          7
     Portugal                                            1,325            11       1,187         12         1,056         12
     Czech Republic                                        453            39         325         51           215         22
     Poland                                                221            36         162         64            99        350
     Spain                                                 335           613          47        (25)           62         --
                                                        ------                    ------                   ------
        Total Europe                                     8,000            10       7,305          9         6,722         30
  Latin America                                          3,474            66       2,099         79         1,171         --
  Asia Pacific                                             471            16         407         (3)          418         --
Food wholesaling and food supply                         2,383            15       2,080          9         1,906         11
Real estate and other                                      106            16          91         16            79         30
                                                        ------                    ------                   ------
Net sales                                               33,560            27      26,484         15        22,947         38
                                                        ======                    ======                   ======

Retail Trade

United States - Net sales in the United States increased by 32% in 1999 compared to 1998. This substantial increase mainly reflects the full year consolidation of Giant-Landover, which we acquired in October 1998, contributing an additional EUR 3,493 million to 1999 retail net sales. Stop & Shop, BI-LO and Giant-Carlisle generated higher sales, while net sales in dollars at Tops declined, reflecting the sale of the 12 Vix pharmacy stores. Bonus card programs introduced in 1998 and 1997 aimed at generating and rewarding customer loyalty had a positive effect on the U.S. stores, as reflected in a 2.0% increase in identical store net sales as compared to a 1.6% increase in 1998 and a 3.2% increase in 1997. In 1998, net sales grew 15% in comparison to 1997, primarily due to increased market share and new store openings particularly at Stop & Shop and Giant-Carlisle. The inclusion of net sales from Giant-Landover as of October 28, 1998 increased total net sales in the United States in fiscal 1998 by approximately 5.9%.

Europe - Net sales in our European operations, consisting of The Netherlands, Portugal, the Czech Republic, Poland and Spain, increased by 10% in 1999 primarily reflecting the Spanish supermarket chains acquired in 1999 as well as increased sales in Portugal, the Czech Republic and Poland. In Portugal, the supermarkets of Pingo Doce and the hypermarkets of Feira Nova contributed to net sales growth, with additional benefits from the opening of new stores. Sales in the Czech Republic were boosted by the popularity of the three Hypernova hypermarkets and 19 Prima general merchandise stores. The net sales increase in Poland in 1999 resulted from the acquisition of 11 Centrum supermarkets and the opening of new stores.

At Albert Heijn, net sales increased by 2% and market share, according to AC Nielsen, remained virtually unchanged at 28% for fiscal years 1999 and 1998. Net sales in identical stores, including those owned by Albert Heijn as well as franchise stores, at Albert Heijn increased by 2.0% in 1999. This growth rate, as compared to the growth rates experienced in our U.S. operations, is evidence of Albert Heijns significant penetration in the Dutch market.

Consolidated European net sales in 1998 were EUR 7,305 million compared to EUR 6,722 million in 1997, representing an annual increase of 9%. This net increase reflected primarily growth in Portugal, offset in part by decreases in Poland and the Czech Republic. The net sales increase in Portugal in 1998 resulted largely from the opening of new stores.

Latin America - In Latin America, net sales increased by 66%, primarily due to the full year inclusion of Disco and Santa Isabel. In local currency, net sales at all chains increased throughout 1999. Due to the devaluation of the Brazilian real, net sales in Brazil decreased by approximately EUR 500 million. Net sales in Latin America in 1998 increased by 79%, reflecting the full year inclusion of Bompreco Bahia and the fourth quarter consolidation of Disco and Santa Isabel.

Asia Pacific - Despite the divestment of our interests in China and Singapore, net sales in Asia Pacific increased by 16% in 1999 compared to 1998. This increase was primarily attributable to the full-year consolidation of 27 Malaysian stores, which we acquired in 1998. Net sales increased in Thailand in 1999, despite the currency crisis and the 11% devaluation of the Thai baht. Net sales in Asia Pacific decreased in 1998 by 3% compared to 1997, attributable to the devaluation of the local currencies associated with the overall downturn in the pan-Asian economy.

Food Wholesaling, Food Supply and Other

Net sales from food wholesaling and food supply increased by 15% in 1999 compared to 1998 and 9% in 1998 compared to 1997. The increase in 1999 was attributable to our acquisition of Gastronoom, which we consolidated starting in the second half of 1999, and also to increased net sales to affiliated customers. The increase in 1998 wholesale and food supply net sales compared to 1997 was attributable to increased net sales to affiliated customers. Sales to affiliated customers are comprised of sales from our wholesaling subsidiary, Schuitema, to independent stores supported by Schuitema. The total number of supermarket outlets affiliated with Schuitema was 453 in 1999, 464 in 1998 and 485 in 1997. The combined market share of total Dutch sales of the supermarket outlets affiliated with Schuitema, as reported by AC Nielsen, was approximately 11.4% in 1999, 11.0% in 1998 and 10.6% in 1997.

Net sales from food supply through Grootverbruik Ahold and Gastronoom under the new marketing name, Deli XL, were approximately EUR 550 million in 1999, EUR 360 million in 1998 and EUR 320 million in 1997. In July 1999 Grootverbruik acquired Gastronoom causing the increase in sales in 1999 compared to 1998.

Our other activities consist primarily of revenues from real estate operations. Net sales in this category consist of rent revenue generated from third parties, including franchisees and sales to third parties from our production company. As a percentage of total net sales, these revenues are insignificant.

Gross Profit

Gross profit in 1999 was EUR 8,257 million, compared to EUR 6,189 million in 1998 and EUR 5,239 million in 1997. The increases in 1999 and 1998 were caused both by increases in sales and margin improvements. The growth in absolute amounts was fueled by the 1999 acquisition of Gastronoom, the acquisitions in Spain and the full-year consolidation of the 1998 acquisitions of Giant-Landover, Disco and Santa Isabel. In addition, 1999 and 1998 gross profits were positively affected by a stronger dollar relative to the euro and the Dutch guilder.

Gross margin as a percentage of net sales was 24.6% in 1999, compared to 23.4% in 1998 and 22.8% in 1997. Despite strong competition, gross margin as a percentage of net sales increased by 1.2 percentage points in 1999 and 0.6 percentage points in 1998. These increases were primarily due to the growth in higher margin operations in the United States, including the addition of Giant-Landover and growth in Portugal. We expect gross margins to continue to improve as the operations in the United States become more integrated and supply chain improvements are implemented and realized.

Operating Expenses

Operating expenses, consisting of selling, general and administrative expenses, were EUR 6,842 million in 1999, compared to EUR 5,172 million in 1998 and EUR 4,405 million in 1997. These expenses as a percentage of net sales were 20.4% in 1999, 19.5% in 1998 and 19.2% in 1997. The increase in operating expenses as a percentage of net sales in 1999 was due to slightly higher store wages and other store expenses in almost all operating companies as a result of increased service levels. The increase in operating expenses relative to net sales in 1998 was due to costs of integrating our Asia Pacific operations and start-up expenses incurred by our operations in Asia Pacific and Poland.

Selling expenses were EUR 5,778 million in 1999, EUR 4,413 million in 1998 and EUR 3,812 million in 1997. Selling expenses as a percentage of net sales were 17.2% in 1999, compared to 16.7% in 1998 and 16.6% in 1997. The increase in selling expenses as a percentage of net sales in 1999 was attributable to the increase in store wages and other store expenses as a result of an increased service level mentioned above. In 1998, selling expenses remained relatively unchanged compared to 1997.

General and administrative expenses were EUR 1,064 million in 1999, EUR 759 million in 1998 and EUR 594 million in 1997. General and administrative expenses as a percentage of net sales were 3.2% in 1999, compared to 2.9% in 1998 and 2.6% in 1997. General and administrative expenses in 1999 increased in absolute terms and as a percentage of net sales due to the inclusion of newly acquired and consolidated companies, particularly Giant-Landover, that have historically had a higher level of general and administrative costs than our other operating units. We also incurred additional costs associated with creating and staffing our new corporate offices in the United States, from which we expect to realize future cost savings from the consolidation of certain administrative functions. Additionally, information system costs increased, representing a continued investment in systems at all operating companies. In 1998, general and administrative expenses similarly increased due to the inclusion of newly acquired and consolidated companies.

To cover the costs of restructuring the distribution system as well as a number of other planned changes in its organizational structure initiated in 1993, Albert Heijn has made provisions for severance benefits payable to administrative, production, distribution and store personnel. These provisions have been made over several years as Albert Heijn has redefined the extent of the restructuring. Albert Heijn has accrued provisions in accordance with a master agreement between Albert Heijn and the respective labor unions dated March 1993. At January 2, 2000, Albert Heijn has terminated the employment of 2,100 employees under this agreement. The accrued costs at January 2, 2000 of EUR 47 million and at January 3, 1999 of EUR 50 million include contractual termination benefits and supplemental monthly payments over a period, which may extend up to ten years, based on the employee's salary, age and length of service. Payments of these costs aggregated EUR 12 million in 1999, EUR 9 million in 1998 and EUR 19 million in 1997. We expect payments of EUR 15 million in 2000 and EUR 12 million in 2001.

Operating Results

Operating results were EUR 1,415 million, or 4.2% of net sales, in 1999, an increase of 39% over 1998. Operating results improved in 1999 as compared to 1998 in all geographic areas except for Poland, where losses resulted from continued investment in infrastructure and development of market share. Operating results were EUR 1,017 million, or 3.8% of net sales, in 1998, an increase of 22% over 1997. Operating results improved in 1998 as compared to 1997 in all geographic areas except for Asia Pacific, where losses resulted from start-up costs and the regional economic crisis. Exchange rate fluctuations, particularly of the dollar against the euro in 1999 and the dollar against the Dutch guilder in 1998, had a net positive effect on operating results of EUR 30 million in 1999 and EUR 17 million in 1998. At constant rates of exchange, operating results would have increased 36% in 1999 compared to 1998 and 20% in 1998 compared to 1997. The improvement in operating results is primarily due to increased contributions from the U.S. operations, fueled by the 1998 acquisition of Giant-Landover.

Net Financial Expense

Interest expense increased in 1999 to EUR 421 million compared to EUR 319 million in 1998 and EUR 275 million in 1997. The increases in 1999 and 1998 were primarily due to the September 1998 issuance of 3% subordinated convertible notes due 2003 and the consolidation of interest expenses of Disco and Santa Isabel in the fourth quarter of 1998 and Giant-Landover effective October 28, 1998. The increase in 1999 was also due to the April 1999 issuance of $1 billion (EUR 993 million) aggregate principal amount of senior notes, as discussed under "Financing Activities" below.

The interest coverage ratio, defined as operating results divided by net interest expense, was 3.9 in 1999, 4.2 in 1998 and 3.6 in 1997. Net financial expense is expected to increase in fiscal year 2000, reflecting additional borrowings necessary to fund the acquisitions of U.S. Foodservice and the partnership with the ICA Group.

Income from unconsolidated companies was EUR 7 million in 1999, EUR 11 million in 1998 and EUR 3 million in 1997. A total of EUR 4 million of the 1999 amount consisted of earnings from our investment in Singapore, which was deconsolidated when we decided to divest this investment. Of the amount in 1998, EUR 6 million related to earnings from the acquisitions in Argentina and Chile, which we did not consolidate until the fourth quarter of 1998.

Income Taxes

Our effective income tax rate was 27.0% in 1999, 25.5% in 1998 and 28.2% in 1997. In 1999, operations in countries with higher effective tax rates, such as Giant-Landover in the United States, contributed higher pre-tax earnings relative to countries with lower effective tax rates. In 1998, the decrease in the effective tax rate compared to 1997 was largely attributable to the 1998 consolidation of the Argentine and Chilean operations and the lower effective tax rates in these countries.

Net Earnings

Net earnings in 1999 were EUR 752 million, representing an increase of 37% compared to 1998. Net earnings per common share rose 25% in 1999 to EUR 1.15. At constant exchange rates, net earnings increased 33% in 1999 compared to 1998, corresponding to a 22% increase in earnings per share. Net earnings in 1998 were 547 million, representing a 29% increase over 1997, resulting in an 18% increase in net earnings per common share to EUR 0.92.

Net earnings available to common shareholders as determined in accordance with U.S. GAAP would have been EUR 573 million in 1999, compared to EUR 388 million in 1998 and EUR 315 million in 1997. The principal differences between Dutch GAAP and U.S. GAAP affecting net earnings include the accounting treatment of pensions, provisions and goodwill. For further information, see note 23 to the consolidated financial statements.

Liquidity and Capital Resources

Cash Flow and Liquidity

Cash flow generated from operations provides us with a significant source of liquidity. Our operating activities generated net cash of EUR 1,730 million in 1999, EUR 1,258 million in 1998 and EUR 925 million in 1997. Cash flow from operations is re-invested each year in new stores, store remodeling and store expansions, as well as in store efficiency-improving measures and retailing innovations.

Cash and cash equivalents at year end 1999, 1998 and 1997 totaled EUR 888 million, EUR 519 million and EUR 297 million, respectively. The ratio of current assets to current liabilities was 84.5%, 87.4% and 81.1% at year end 1999, 1998 and 1997, respectively. At the end of 1999, we held approximately 32 days of inventory, compared to 30 days at the end of each of 1998 and 1997.

Our primary line of credit, entered into in December 1996, is a $1 billion, seven-year multi-currency revolving credit facility, under which, at January 2, 2000, $845 million (EUR 839 million) was available for additional borrowings. In March 1998, we entered into an additional $500 million, four-year standby multi-currency revolving credit facility. The terms and conditions of this facility are substantially similar to the existing $1 billion multi-currency revolving credit facility. At January 2, 2000, no amounts were outstanding under the $500 million, four-year credit facility. These facilities are intended to ensure us with sufficient financial capacity, and we believe that these lines of credit represent a sufficient source of funds for future short-term and long-term financing of ongoing operations.

Investing Activities and Capital Expenditures
Amounts that we incurred for capital expenditures and acquisitions of businesses were as follows:

                                                                                                    Fiscal Year
                                                                                            1999         1998       1997
                                                                                         -----------  ----------  ---------
                                                                                                  (EUR millions)
Purchases of tangible fixed assets                                                            1,733       1,320      1,230
Acquisitions of businesses                                                                      700       3,069        159
Fixed assets disposals and other                                                               (122)       (108)      (115)
                                                                                              -----       -----      -----
Net cash used in investing activities                                                         2,311       4.281      1,274
                                                                                              =====       =====      =====
Capitalized lease commitments incurred                                                          181         131         65

In 1999, capital expenditures were EUR 1,733 million compared to EUR 1,320 million in 1998. Of the amount expended in fiscal years 1999 and 1998, approximately 71% and 77%, respectively, was incurred for new stores and store improvements, while the remainder was incurred for distribution centers, computer hardware and other assets.

We expect our investments in tangible fixed assets to total approximately EUR 2,200 million in 2000, of which approximately EUR 400 million was committed as of the end of 1999. The following shows the breakdown of expected 2000 tangible fixed assets expenditures by geographic location:

 .  EUR 1,110 million in the United States;
 .  EUR 710 million in Europe;
 .  EUR 370 million in Latin America; and
 .  EUR 10 million in Asia Pacific.

In addition, we expect that new capitalized lease commitments in the United States in fiscal 2000 will total approximately EUR 123 million.

We invested EUR 700 million in 1999 on acquisitions of businesses and partnership interests, including the partnership in Guatemala, Gastronoom in The Netherlands, the acquisition through Bompreco of Supamer and Gonzales in Argentina and the acquisition of several chains in Spain. Acquisitions in 1998, totaling EUR 3,069 million, consisted primarily of Giant-Landover, and the partnership interest in DAIH. We invested EUR 159 million in 1997, primarily to acquire an interest in CRC Ahold Thailand and a partnership interest in Bompreco in Brazil.

The 1999 acquisitions were financed through the use of available credit facilities. We financed acquisitions in 1998 primarily out of proceeds from our issuance of common shares, cumulative preferred financing shares and 3% subordinated convertible notes due in 2003. For a further discussion of the financing of transactions see "Financing Activities" below.

Financing Activities

Cash provided by financing activities was EUR 866 million in 1999, EUR 3,317 million in 1998 and EUR 301 million in 1997. Financing activities in 1999 consisted primarily of net additional long-term and short-term debt borrowings totaling EUR 555 million. These net borrowings include the proceeds from the $1.0 billion aggregate principal proceeds of senior notes that Ahold Finance U.S.A., Inc issued in April 1999 to repay the outstanding borrowings under the credit facilities. The senior notes are guaranteed by Royal Ahold and consist of two tranches, $500 million principal amount of 6.25% due in May 2009 and $500 million principal amount of 6.875% due in May 2029. Additionally, capital contributions from minority interest shareholders provided additional financing totaling approximately EUR 326 million, proceeds from the exercise of stock options provided EUR 21 million and dividend payments, including dividends on cumulative preferred financing shares, totaled EUR 46 million.

Cash provided by financing activities in 1998 consisted primarily of proceeds from the global offerings. In april 1998 we issued 34,500,000 of our common shares, resulting in total net proceeds of approximately EUR 998 million. We used the proceeds primarily to repay debt incurred to finance the acquisition of our 50% participation in DAIH. In August 1998, we issued 24 million cumulative preferred financing shares resulting in aggregate proceeds of approximately EUR 73 million. In September and October 1998, to finance the acquisition of Giant-Landover, we issued 51,750,000 common shares, resulting in net proceeds of approximately EUR 1,184 million, and EUR 678 million aggregate principal amount of 3% subordinated convertible notes due 2003. Additionally, net additional long-term and short-term debt borrowings totaled EUR 288 million, capital contributions from minority interest shareholders provided additional financing totaling approximately EUR 78 million, proceeds from the exercise of stock options provided EUR 36 million and dividend payments that we received, including dividends on cumulative preferred financing shares, totaled EUR 25 million.

Cash provided by financing activities in 1997 consisted of EUR 129 million of capital contributed by minority interest shareholders and EUR 25 million cash provided from the exercise of stock options, and EUR 147 million provided by changes in short and long-term debt, capitalized lease commitment payments and dividends paid.

In December 1997, Albert Heijn issued EUR 136 million aggregate principal amount of 5.875% senior obligations due in December 2007, guaranteed by us. We issued EUR 91 million aggregate principal amount of 5.875% subordinated bonds due December 2005. We used the proceeds from the issuance of the senior obligations to repay in part pre-existing debt obligations and the net proceeds of the subordinated bonds to defease in substance EUR 91 million aggregate principal amount of 7.625% subordinated loans maturing in 2000.

We have hedged certain risks related to fluctuations of interest rates on our dollar outstanding debt through the purchase of derivative financial instruments. Our policy is to hedge only interest-rate or foreign-exchange-transaction exposure that are clearly identifiable and, in principle, not to hedge foreign exchange translation exposure.

At the end of fiscal 1999, we had two outstanding euro-denominated currency swap contracts related to short-term commitments in U.S. dollars and one cross-currency swap related to debt denominated in Czech crowns. In addition, we had one interest rate collar and one interest rate swaption outstanding at the end of 1999. We also had six interest rate swaps which convert certain fixed-rate debt into floating-rate debt and two swaps converting floating-rate debt into fixed-rate debt. We believe that our hedging practices do not expose us to any unusual risks or significant exposure to potential liabilities from these transactions. For details regarding the notional amounts and values of such derivative financial agreements, see note 21 to the consolidated financial statements, included elsewhere in this annual report.

Interest-bearing debt, including capitalized lease commitments, was EUR 5,970 million at the end of fiscal 1999 compared to EUR 4,803 million at the end of fiscal 1998 and EUR 3,170 million at the end of 1997. Net gearing, the ratio of interest-bearing debt, net of cash, to stockholders' equity plus minority interests ("group equity"), was 206%, 239% and 174% at fiscal year end 1999, 1998 and 1997, respectively. The ratio of interest-bearing debt to total assets was 42% at each of fiscal year end 1999 and 1998 compared to 37% at fiscal year end 1997.

Stockholders' equity was EUR 2,126 million, EUR 1,553 million and EUR 1,402 million at year end 1999, 1998 and 1997, respectively. Group equity represented 17% of total assets at the end of 1999 compared to 16% at the end of fiscal 1998 and 19% at the end of fiscal 1997.

Stockholders' equity determined in accordance with U.S. GAAP would have been EUR 8,106 million at fiscal year end 1999, compared to EUR 6,652 million at fiscal year end 1998 and EUR 4,353 million at fiscal year end 1997. The principal differences between Dutch GAAP and U.S. GAAP affecting stockholders' equity are the accounting treatment of goodwill, pensions, provisions and proposed dividends on common shares. See note 23 to the consolidated financial statements.

Strategic Outlook

We expect that sales and operating results in fiscal year 2000, which will consist of 52 weeks, will improve in all regions. Based on our current business plan and bearing any unforeseen events or economic changes, our overall financial target is to increase earnings per share by at least 15% per annum through 2001 (excluding currency impact) while improving our return on invested capital. Earnings per share growth for fiscal 2000 may increase between 17% and 20% (excluding currency impact). The higher earnings per share in fiscal 2000 would result from synergies and cost savings expected to be realized from the completion of the acquisition of U.S. Foodservice. Realization of these earnings targets, of course, is dependent upon many factors and we cannot assure you that we will be able to realize this growth.

We expect that our subsidiaries will continue generating identical sales growth and will note profitable investments in square footage. In addition to our core food retailing activities, autonomous growth will be supplemented by increased activities involving new channels of distribution, including institutional food supply and food service, e-commerce and related activities. Further development in these areas will allow us to benefit from broader developments in food and related industries, including the increasing proportion of meals consumed away from the home and the coincidental convergence of various aspects of food provision.

We also expect to supplement autonomous growth with product innovation and product-line extension. We anticipate that developments in the area of category management, micro-merchandising, expansion of specialty and non-food assortment and offerings of financial and other services will contribute to growth in net sales.

In the United States, we expect strong autonomous sales growth and expect new supply chain improvements and centralization of corporate functions to impact positively operating margins.

In Europe, we expect to open 170 new stores, fueling our autonomous growth. We anticipate that this growth will be led by Spain, where we have gained market share and continue to expand floor space growth, and Portugal. We expect growth in net sales and net earnings in The Netherlands, with continued strong performances from Albert Heijn, Schuitema and the newly created wholesaling and food supply activities under the new marketing name Deli XL. Following further restructuring of our operations in Poland, we are aiming to break even in 2001. In the Czech Republic we will open a substantial amount of new stores, focusing on new hypermarkets and further improvement of our supermarkets. We expect sales and results to grow significantly.

In Latin America, we expect annual net sales and operating results to improve in all countries. The December 1999 partnership with the owners of a controlling interest in La Fragua in Guatemala will strengthen our regional presence and will help bring new economies of scale to the Latin American operations.

In 1999, we re-focused our efforts in Asia Pacific and divested substantially all our operations in China and Singapore. We expect that the remaining operations in Thailand, Malaysia and Indonesia will continue to grow through continued opening of new stores and improved sales in identical stores.

We anticipate that our acquisition strategy will continue into fiscal 2000. Particularly in growth markets, we may choose to partner with a local operator to allow us access to new markets and provide us with experience in operating in these new markets. We believe that we bring value to these partnerships through our worldwide economies of scale and proven management skills. With regard to acquisitions, we will continue to apply stringent financial and operational criteria in evaluating these investments.

We will use our skills in managing new acquisitions and managing new partnerships in 2000 as we integrate the operations of the ICA Group and U.S. Foodservice. Our partnership with the ICA Group will be a positive addition to our European operations and will provide us with access to the retail markets in Northern Europe. We believe that the acquisition of U.S. Foodservice will provide us access to a new channel of food providing and consequently a larger share of the U.S. "food dollar." This acquisition in the highly fragmented food service distribution industry should produce faster growth in the United States.

The proposed acquisition and partnership will create a number of opportunities for growth, innovation, cost reduction and synergies, including numerous opportunities for innovation between institutional and retail businesses. Within two years, we expect to enjoy annual synergies totaling approximately EUR 50 million from the partnership with the ICA Group. We expect synergies from the U.S. Foodservice acquisition to total between $75 and $100 million per annum, once fully phased in. Realization of these synergies is dependent, however, upon many factors and we cannot assure you that we will be able to realize these synergies.

Through internal growth and acquisitions in 2000, we will strive to further develop our worldwide network of food retail and food supply companies offering a superior shopping experience to customers in their local marketplace. Autonomous growth can be financed from cash flow available from current operations. We expect that sizeable acquisitions will be financed from external sources.

ITEM 9A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about our risk management activities includes "forward-looking statements" that involve risk and uncertainties which are discussed more fully in "Management's Discussion and Analysis of Financial Condition and Results of Operation - Factors Affecting Financial Condition and Results of Operations" above. Actual results could differ materially from those projected in the forward-looking statements.

Overview

Our primary market risk exposures include exchange rate movements and interest rate fluctuations. We actively review and monitor our exposure to changes in exchange rates and interest rates. To manage foreign exchange transaction exposure and interest rate exposure, we from time to time enter into derivative financial instruments. The derivative financial instruments that we utilize, while appropriate for hedging a particular kind of risk, are not considered specialized or high-risk and are generally available from numerous sources. We do not enter into contracts or utilize derivative financial instruments for speculative purposes, and the contracts into which we enter are generally of a duration that is consistent with the anticipated related underlying exposures. Gains and losses from derivative financial instruments that are designated as and deemed to be effective hedges are deferred and are recognized in the statement of earnings when the hedged transactions occur; gains and losses on instruments that are not designated as and deemed effective hedges are recognized immediately into earnings. Our use of financial instruments and its accounting policies for financial instruments are described more fully in note 21 to the consolidated financial statements.

Financial Instruments

Long-term debt

The following table identifies our long-term indebtedness, including capitalized lease commitments, by currency and type of interest. The majority of the borrowings indicated below are fixed or have been fixed through the use of interest rate swaps.

                                                       Fixed Interest     Floating Interest         Total             Total
                                                            1999                1999                 1999              1998
Long-term debt and capital leases denominated in:
   U.S. Dollar                                         USD  2,788,149        USD    313,005     EUR  3,078,075    EUR  2,280,541
   Euro                                                EUR  1,250,359        EUR    220,922     EUR  1,471,281    EUR  1,540,457
   Brazilian Real                                                            BRL    196,157     EUR    107,836    EUR    102,402
                                                                                                     ---------         ---------

Total                                                                                           EUR  4,657,192    EUR  3,923,400
                                                                                                     =========         =========

Long-term debt and capital leases at:
   Fixed interest rates                                                                         EUR  4,017,759    EUR  3,418,508
   Floating interest rates                                                                      EUR    639,433    EUR    504,892
                                                                                                     ---------         ---------

Total                                                                                           EUR  4,657,192    EUR  3,923,400
                                                                                                     =========         =========

Foreign currency exchange contracts

As of fiscal year end 1999, we had two outstanding euro denominated currency swap contracts for a notional amount of EUR 165 million related to short term commitments denominated in U.S. dollars. These contracts expired in January 2000. We also had one cross currency swap for a notional amount of 900 million Czech crowns.

Interest rate swaps and other interest rate derivatives

As of fiscal year end 1999, we had eight outstanding NLG denominated interest rate swap contracts outstanding for a total notional amount of EUR 531 million. The contracts expire between 2000 and 2004. Six of these contracts are NLG receive-fix swaps with an average receive rate of 7.23% and an average pay rate of 3.35%. The remaining two swaps are pay-fix NLG contracts with an average pay rate of 7.84% and an average receive rate of 3.36% as of fiscal year end 1999. We also had one interest rate collar and one interest rate swaption outstanding. The interest rate collar, for a notional amount of 900 million Czech crowns is used to reduce interest rate risk on Czech crown denominated debt. The payers swaption contract with a notional amount of $200 million has a strike rate of 5.998%; the receive rate of this contract is based on LIBOR and will be determined during the life of the swap.

Sensitivity Analysis

Interest rates

The following analysis sets out the sensitivity of the fair value of our financial instruments to selected changes in interest rates. Fair values represent the present value of forecast future cash flows at the assumed market rates. The sensitivity analysis assumes an immediate 10% change in assumed market rates for all our financial instruments from their levels at January 2, 2000, with all other variables held constant. A 10% change in assumed market rates would not have a significant impact on the fair value of our financial instruments.

                                                                          As of January 2, 2000
                                              -----------------------------------------------------------------------
                                                                                      Sensitivity analysis
                                                                           ------------------------------------------
                                                      Carrying       Fair      Fair value at      Fair value at
                                                       Amount       Value              + 10 %                  -10 %
                                                     ----------   ----------      ----------             ----------
Liabilities                                                  (All amounts are stated in thousands of euro)
Long-term debt                                       (3,856,593)  (3,686,766)     (3,577,562)            (3,806,273)

Derivative financial instruments
Cross currency swap agreement                                --       (2,747)         (2,747)                (2,747)
Interest rate swap agreements                                --       14,354           9,465                 19,538
Interest rate options and cap agreements                     --       (1,932)         (1,175)                (3,414)
                                                     ----------   ----------      ----------             ----------

Total                                                (3,856,593)  (3,677,091)     (3,572,019)            (3,792,896)
                                                     ==========   ==========      ==========             ==========

Foreign currency exchange rates

The following analysis sets out the sensitivity of the fair value of our financial instruments to selected changes in exchange rates. Fair values represent the present value of forecast future cash flows at the assumed market rates. The sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against the euro from their levels as of fiscal year end 1999, with all other variables held constant. A +10% change indicates a strengthening of the currency in which our financial instruments are denominated, primarily the dollar, against the euro and a -10% change indicates a weakening of the currency in which our financial instruments are denominated, primarily the dollar, against the euro. Based on our analysis included below, we do not believe that a 10% change in foreign currency exchange rates would have a significant impact on the fair value of our financial instruments.

                                                                        As of January 2, 2000
                                               ----------------------------------------------------------------
                                                                                      Sensitivity analysis
                                                                                -------------------------------
                                                        Carrying       Fair      Fair value at   Fair value at
                                                         Amount       Value          +10%            -10%
                                                         ------       -----          ---              ---
Liabilities                                                 (All amounts are stated in thousands of euro)
Long-term debt                                         (3,856,593)  (3,686,766)     (3,916,979)     (3,498,410)

Derivative financial instruments
Cross currency swap agreement                                  --       (2,747)         (3,009)         (2,446)
Interest rate swap agreements                                  --       14,354          14,354          14,354
Interest rate options and cap agreements                       --       (1,932)         (2,126)         (1,738)
                                                       ----------   ----------      ----------      ----------

Total                                                  (3,856,593)  (3,677,091)     (3,907,760)     (3,488,240)
                                                       ==========   ==========      ==========      ==========

We have not changed the way that we manage our market risks, however, in prior years, we have presented the disclosures related to quantitative and qualitative market risks in a tabular presentation. We believe that the sensitivity analysis presented above is more meaningful and easier to understand. Based on similar analyses related to our market exposures in 1998, no significant changes in our market exposures were identified.

For comparison purposes, we have performed a sensitivity analysis based on the same assumptions as for 1999 on the financial instruments outstanding as of the end of fiscal 1998 as well. The amounts indicated below for the fiscal year 1998 have been translated into euros at the fixed rate of EUR 1 = NLG 2.20371.

Interest rates

                                                                          As of January 3, 1999
                                              -----------------------------------------------------------------------------
                                                                                          Sensitivity analysis
                                                                              ---------------------------------------------
                                                      Carrying       Fair      Fair value at      Fair value at
                                                       Amount       Value               + 10 %                  -10 %
                                                     ----------   ----------      ----------             ----------
Liabilities                                                  (All amounts are stated in thousands of euro)
Long-term debt                                       (3,312,531)  (3,544,078)     (3,504,417)            (3,585,000)

Derivative financial instruments
Cross currency swap agreement                                --           --              --                     --
Interest rate swap agreements                                --       14,596          13,232                 16,024
Interest rate options and cap agreements (1)                 --       (5,109)         (5,109)                (5,109)
                                                     ----------   ----------      ----------             ----------

Total                                                (3,312,531)  (3,534,591)     (3,496,294)            (3,574,085)
                                                     ==========   ==========      ==========             ==========

(1) Sensitivity analysis not available due to a conversion of computers systems.

Foreign currency exchange rates

                                                                        As of January 3, 1999
                                                ----------------------------------------------------------------
                                                                                      Sensitivity analysis
                                                                                --------------------------------
                                                        Carrying       Fair      Fair value at   Fair value at
                                                         Amount       Value                +10%            -10%
                                                       ----------   ----------      ----------      ----------
Liabilities                                                 (All amounts are stated in thousands of euro)
Long-term debt                                         (3,312,531)  (3,544,078)     (3,720,803)     (3,367,361)

Derivative financial instruments
Cross currency swap agreement                                  --           --              --              --
Interest rate swap agreements                                  --       14,596          13,934          15,405
Interest rate options and cap agreements                       --       (5,109)         (5,573)         (4,541)
                                                       ----------   ----------      ----------      ----------

Total                                                  (3,312,531)  (3,534,591)     (3,712,442)     (3,356,497)
                                                       ==========   ==========      ==========      ==========

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

Supervisory Board

Our Supervisory Board is an independent and self-electing entity. The Supervisory Board must consist of at least three members. As a member's term expires or as a member retires, the ongoing members vote on replacement or re-appointment. Supervisory Board members are elected for a term of four years and may be re-elected thereafter. A member of the Supervisory Board must retire upon reaching the age of 72. Persons employed by us or a dependent company (afhankelijke maatschappij) cannot be members of the Supervisory Board.

The Supervisory Board has the power to appoint and discharge members of our Corporate Executive Board, the right to approve certain important management decisions, and the power to adopt the annual financial accounts. In addition, the Supervisory Board supervises the policies conducted by the Corporate Executive Board, as well as our general course of affairs and our business. In performing their duties, members of the Supervisory Board must consider the interests of Royal Ahold and its business.

The general meeting of shareholders or a duly appointed committee thereof, the Corporate Executive Board and the Central Works Council, in its capacity as the representative of our employees, may make a non-binding recommendation for candidates to fill a vacancy on the Supervisory Board. In addition, the general meeting of shareholders and the Central Works Council have the right to object to a proposed appointment of a member of the Supervisory Board. The appointment will take place if such objection is declared invalid by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal.

A member of the Supervisory Board may be dismissed by the Enterprise Chamber of the Amsterdam Court of Appeal for neglect of duties, for certain other serious reasons or following a significant change in circumstances as a result of which continued membership is no longer reasonable.

The remuneration of each member of the Supervisory Board is determined by the Supervisory Board, subject to approval by the general meeting of shareholders.

As of March 31, 2000, the members of the Supervisory Board were as follows:

                                                  Principal                                                   Year of
Name                                      Age     Occupation                                              Appointment
H. de Ruiter                               66     Former Group Managing Director and Managing                1994
(Chairman)                                        Director of Royal Dutch Petroleum Company

R.J. Nelissen                              68     Former Chairman of the Managing                            1981
(Vice Chairman)                                   Board of ABN AMRO Holding N.V.

J.A. van Kemenade                          63     Governor-General for the Dutch Province of                 1996
                                                  North-Holland and Former Minister of Education
                                                  and Science of the Dutch Government

A.J. Kranendonk (1)                        69     Former President of the Management                         1985
                                                  Board of Friesland W.A.

R.F. Meyer (1)                             67     Professor of Business Administration                       1988
                                                  Harvard Business School

Sir Michael Perry                          66     Former Chairman of the Managing                            1997
                                                  Board of Unilever Plc.

L.J.R. de Vink                             55     President and Chief Executive Officer                      1998
                                                  of Warner-Lambert Company
(1) Expected to retire in the year 2000.

Corporate Executive Board

The Corporate Executive Board is responsible for the management of our business. The Corporate Executive Board must consist of at least three members. Members of the Corporate Executive Board are appointed and discharged by the Supervisory Board. There is no stated term of office for Corporate Executive Board members or other executive officers.

As of March 31, 2000, the members of the Corporate Executive Board were as follows:

                                                                                                  Year having   Year of appointment
                                                                                                   joined the      to Corporate
Name                             Age      Areas of Responsibility                                   Company      Executive Board
C.H. van der Hoeven              52       President and Chief Executive                              1985              1985
President                                 Officer, management development
                                          and organization, communications, global sourcing
                                          and legal affairs

J.G. Andreae                     53       European operations, including                             1979              1997
Executive Vice-President                  Netherlands food retailing

A.M. Meurs                       49       Administration, finance, internal                          1992              1997
Executive Vice-President                  audit and business development

A.S Noddle                       59       Latin American and Asia Pacific                            1981              1998
Executive Vice-President                  operations

R.G. Tobin                       61       U.S. operations                                            1996              1998
Executive Vice-President

Other Executive Officers
Key executive officers who are not members of the Corporate Executive Board were as of March 31, 2000 as follows:


G.J.G. van Breen         Senior Vice-President Global Sourcing since January
                         2000. He joined Royal Ahold in March 1987.

A.J. Brouwer             Senior Vice-President Management Development and
                         Organization since October 1997. He joined Royal Ahold in August 1992.

A. Buitenhuis            Senior Vice-President Finance and Fiscal Affairs since
                         April 1996. He has been employed by Royal Ahold since
                         March 1983.

M.J. Dorhout Mees        Senior Vice-President Business Development since June
                         1997. He has been employed by Royal Ahold since August
                         1983.

P.P.M. Ekelschot         Senior Vice-President Internal Audit since April 1997.
                         He has been employed by Royal Ahold since March 1989.

H. Gobes                 Senior Vice-President Communications since joining
                         Royal Ahold in 1990.

A.H.P.M. van Tielraden   Senior Vice-President Legal Affairs and General Counsel
                         since January 2000. He has been employed by Royal Ahold since November 1997.

C. Sterk Senior Vice-President Financial Services since January 2000. He has been employed by Royal Ahold since 1979.

L.A.P.A. Verhelst        Senior Vice-President Administration since joining
                         Royal Ahold in April 1997.

N.L.J. Berger            Corporate Secretary since April 1994. He has been
                         employed by Royal Ahold since 1989.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by us in 1999 for services in all capacities to the Supervisory Board (the "Directors") and the Corporate Executive Board, the Senior Vice-Presidents and the Corporate Secretary of Royal Ahold (collectively referred to as the "Officers") was EUR 7,529,121. In addition in 1999, we made aggregate contributions in the amount of EUR 614,872 to pension plans on behalf of the Directors and Officers. A portion of the compensation of the members of the Corporate Executive Board is based on the outcome of key performance indicators.

Reference is made to Item 12 of this annual report, which contains a description of our stock option plans. We do not report to our stockholders, or otherwise make public, the information specified in this Item, except for stock option information for individually named Directors and Officers.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

We established stock option plans in The Netherlands and the United States, pursuant to which a number of options to acquire common shares are granted to executive and other key salaried employees who are employed at certain specified job levels and who are designated by the Corporate Executive Board as eligible to be granted options, and as such other employees as are designated by the Corporate Executive Board. The exercise price of such options is equal to the closing price of the common shares on Amsterdam Exchanges on the day prior to the day the options are granted. The exercise price will be determined on the last day of the fiscal year.

In The Netherlands, options granted are exercisable for a period of five years after the grant date. Options granted prior to the beginning of fiscal year 1997 vested immediately. Options granted in 1998 have a vesting period of two years. During 1999, The Netherlands' plan was amended and restated and the vesting period was changed to a period of three years.

In the United States, we established stock option plans in 1986 (the "1986 U.S. Plan") and in 1990 (the "1990 U.S. Plan"), which were both amended and restated, effective January 3, 2000. Options granted under the 1990 U.S. Plan, as amended and restated, are exercisable after a vesting period of five years, after which the options may be exercised in full, or in part, during a five year period. Under the 1986 Plan, as amended and restated, options granted thereunder are exercisable after a vesting period determined by the Corporate Executive Board and specified in each option award agreement, after which the options may be exercised in full, or in part, during the remainder of the five year period from the date of grant.

Currently, option rights have been granted to 820 employees to obtain common shares. The exercise of option rights is regulated to comply with our regulations designed to prevent insider trading. Effective December 1997, the number of option rights granted is dependent on the growth in earnings per share. Starting January 2000, employees are also allowed to utilize "out of the money" option rights with higher exercise prices. New shares will be granted upon the exercise of option rights, subject to a yearly maximum of 1% of the issued shares.

At March 31, 2000, the number of options outstanding was 21,361,215. The total number of such unexercised outstanding options held by Officers as a group on March 31, 2000 was 3,307,207.

For further information regarding the stock option plans, also see note 15 to the consolidated financial statements contained in Item 18 of this annual report.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

In January 1994, a group of approximately 300 of our Dutch managers and employees replaced a EUR 15 million capital investment in the AH Dutch Customer Fund (the "Fund"), an independent investment fund which invests all of its assets in our shares and debt. The capital investment had been held by Het Weerpad B.V., an investment company of the Heijn family, founders of Royal Ahold. We made loans to this group of managers and employees, which included our Officers, to assist them with their investment in the Fund. These floating-rate loans, bearing fluctuating interest based on the ECB interest on deposits, are generally due in ten years from issuance or upon an individual's termination of employment, if earlier, and are secured by each individual's corresponding investment in the Fund.

In July 1996 and April 1998, additional loans were granted to our Dutch managers and employees to purchase additional investments in the Fund. No Directors or Officers participated in these purchases. At the end of fiscal year 1999 a total of EUR 61.7 million was outstanding to Dutch managers and employees, including EUR 1.7 million in amounts due from our Officers.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

None.

PART IV

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Index of consolidated financial statements

                                                                                            Page
                                                                                            ----
Independent Auditors' Report                                                                [50]

Consolidated Statements of Earnings for fiscal years 1999, 1998 and 1997                    [51]

Consolidated Balance Sheets as of January 2, 2000 and January 3, 1999                       [52]

Consolidated Statements of Cash Flows for fiscal years 1999, 1998 and 1997                  [54]

Consolidated Statements of Stockholders' Equity for fiscal years 1999, 1998 and 1997        [55]

Notes to the Consolidated financial statements                                              [56]

Royal Ahold's condensed consolidated financial statements prepared under U.S. GAAP are presented in note 23 to the consolidated financial statements.

Schedules are omitted because, under applicable rules, the omitted schedules are not required, are inapplicable or the information required therein is included in the financial statements or in the notes thereto.

Independent Auditors' Report

To the Supervisory Board and Stockholders of Koninklijke Ahold N.V.:


We have audited the accompanying consolidated balance sheets of Koninklijke Ahold N.V. as of January 2, 2000 and January 3, 1999 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 2, 2000, expressed in euros. These consolidated financial statements are the responsibility of Royal Ahold's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in The Netherlands and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Koninklijke Ahold N.V. at January 2, 2000, January 3, 1999 and the results of its operations, changes in its equity and its cash flows for each of the three fiscal years in the period ended January 2, 2000, in conformity with generally accepted accounting principles in The Netherlands.

Generally accepted accounting principles in The Netherlands vary in certain significant respects from generally accepted accounting principles in the United States. The application of the latter would have affected the determination of net earnings for each of the three fiscal years in the period ended January 2, 2000 and the determination of stockholders' equity at January 2, 2000 and January 3, 1999 to the extent summarized in Note 23.


/s/ Deloitte & Touche


Deloitte & Touche
Accountants


March 7, 2000 (April 12, 2000 as to note 22)

Amsterdam, The Netherlands

Consolidated Statements of Earnings of Royal Ahold

                                                                                fiscal year      fiscal year      fiscal year
(All amounts, except per share amounts, are expressed in thousands of                  1999             1998             1997
euro. Amounts reported for 1998 and 1997 have been converted from Dutch guilders to euro at the fixed rate of EUR 1 = NLG 2.20371)
Net sales                                                                        33,560,391       26,484,210       22,946,976
Cost of sales                                                                   (25,303,075)     (20,295,007)     (17,707,560)
                                                                                -----------      -----------      -----------

Gross profit                                                                      8,257,316        6,189,203        5,239,416
Selling expenses                                                                 (5,777,702)      (4,413,052)      (3,812,296)
General and administrative expenses                                              (1,064,942)        (758,885)        (593,603)
                                                                                -----------      -----------      -----------

Operating results                                                                 1,414,672        1,017,266          833,517

Interest income                                                                      58,589           76,358           42,878
Interest expenses                                                                  (420,820)        (319,479)        (274,543)
Exchange rate differences                                                            (6,479)          (1,877)          13,793
Other financial income                                                                2,516               --               --
                                                                                -----------      -----------      -----------

Net financial expense                                                              (366,194)        (244,998)        (217,872)
                                                                                -----------      -----------      -----------

Earnings before income taxes and minority interests                               1,048,478          772,268          615,645

Income taxes                                                                       (283,001)        (197,075)        (173,520)
                                                                                -----------      -----------      -----------

Earnings after taxes and before minority interests                                  765,477          575,193          442,125
Income from unconsolidated companies                                                  7,437           11,105            2,845
Minority interests                                                                  (20,807)         (39,099)         (21,216)
                                                                                -----------      -----------      -----------

Net earnings                                                                        752,107          547,199          423,754
                                                                                ===========      ===========      ===========

Appropriation of net earnings:
 Retained earnings and reserves                                                     424,031          299,133          242,838
 Dividend common shares                                                             315,909          238,141          172,590
 Dividend cumulative preferred financing shares                                      12,167            9,925            8,326
                                                                                -----------      -----------      -----------

                                                                                    752,107          547,199          423,754
                                                                                ===========      ===========      ===========

Net earnings after preferred dividends                                              739,940          537,274          415,428

Weighted average number of common shares outstanding (x 1,000)                      643,167          585,975          536,950

Earnings per common share                                                              1.15             0.92             0.77
Diluted earnings per common share                                                      1.13             0.91             0.76


SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Balance Sheets of Royal Ahold


(All amounts, except share and per share amounts, are expressed in thousands of euro.          January 2,    January 3,
 Amounts reported at January 3, 1999 have been converted from Dutch guilders to euro at              2000          1999
 the fixed rate of EUR 1 = NLG 2.20371)


ASSETS
Current assets
Cash and cash equivalents                                                                         887,592       519,395
Receivables                                                                                     1,696,748     1,509,047
Inventories                                                                                     2,552,323     1,996,290
                                                                                               ----------    ----------

                                                                                                5,136,663     4,024,732

Fixed assets
Tangible fixed assets, net of depreciation
 Buildings and land                                                                             4,377,756     3,480,362
 Machinery and equipment and other                                                              3,489,675     2,850,577
 Under construction                                                                               607,563       415,664
                                                                                               ----------    ----------

                                                                                                8,474,994     6,746,603

Loans receivable                                                                                  168,404       140,319
Investments in unconsolidated companies                                                           171,988       184,007
Intangible fixed assets                                                                           209,905       195,586
Deferred income taxes                                                                             123,688       135,126
                                                                                               ----------    ----------

                                                                                                9,148,979     7,401,641
                                                                                               ----------    ----------


                                                                                               14,285,642    11,426,373
                                                                                               ==========    ==========

SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

(All amounts, except share and per share amounts, are expressed in thousands of                January 2,       January 3,
euro.  Amounts reported at January 3, 1999 have been converted from Dutch guilders                  2000             1999
to euro at 2000 1999 the fixed rate of EUR 1 = NLG 2.20371)

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Loans payable                                                                                   1,312,320         879,198
Taxes payable                                                                                     447,514         233,905
Accounts payable                                                                                2,860,584       2,229,582
Accrued expenses                                                                                  869,397         800,402
Other current liabilities                                                                         590,404         463,976
                                                                                               ----------      ----------

                                                                                                6,080,219       4,607,063

Long-term liabilities
Subordinated loans                                                                                859,914         859,914
Other loans                                                                                     2,713,975       2,236,143
                                                                                               ----------      ----------
                                                                                                3,573,889       3,096,057

Capitalized lease commitments                                                                   1,083,303         827,343
Deferred income taxes                                                                             102,793         140,377
Other provisions                                                                                  983,794         959,490
                                                                                               ----------      ----------

                                                                                                5,743,779       5,023,267

Minority interests                                                                                336,048         243,290

Stockholders' equity
Cumulative preferred shares--NLG 1,000 par value;
  authorized--650,000 shares; issued--none                                                             --              --
Cumulative preferred financing shares--NLG 0.50 par value;
  authorized--195,000,000 shares; outstanding in 1999 and 1998--144,000,000
  shares                                                                                           32,672          32,672
Convertible cumulative preferred financing shares--NLG 0.50 par value;
  authorized--60,000,000 shares; issued--none                                                          --              --
Common shares--NLG 0.50 par value; authorized--1,045,000,000 shares;
 outstanding in 1999--646,484,126 shares and in 1998--628,096,550
  shares                                                                                          146,681         142,509
Additional paid-in capital                                                                      4,224,505       4,207,841
Revaluation reserve                                                                                30,221          52,674
Reserve for exchange rate differences                                                             (60,552)       (337,734)
General reserve                                                                                (2,247,931)     (2,545,209)
                                                                                               ----------      ----------

                                                                                                2,125,596       1,552,753
                                                                                               ----------      ----------

                                                                                               14,285,642      11,426,373
                                                                                               ==========      ==========

SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Cash Flows of Royal Ahold

(All amounts are expressed in thousands of euro. Amounts reported for 1998 and       fiscal year   fiscal year   fiscal year
1997 have been converted from Dutch guilders to euro at the fixed rate of                  1999          1998          1997
EUR 1 = NLG 2.20371)
Cash flows from operating activities
Net earnings                                                                             752,107       547,199       423,754
Adjustments to reconcile to net cash from operating activities
Minority interests in earnings                                                            20,807        39,099        21,216
Depreciation and amortization                                                            868,123       672,991       540,258
Result divestments of subsidiaries                                                         1,847            --            --
Unremitted earnings of unconsolidated companies                                           (3,255)       (6,827)        1,627
Changes in assets and liabilities providing (using) cash (excluding assets and liabilities acquired):
 Receivables                                                                             (45,709)     (241,401)      (85,388)
 Inventories                                                                            (256,343)      (52,133)     (175,303)
 Other current liabilities                                                               512,012       221,004       161,618
 Deferred income taxes                                                                   (37,309)       52,695        10,381
 Other provisions                                                                        (82,286)       25,068        26,529
                                                                                      ----------    ----------    ----------
Net cash provided by operating activities                                              1,729,994     1,257,695       924,692

Cash flows from investing activities
Purchase of tangible fixed assets                                                     (1,732,798)   (1,319,514)   (1,230,251)
Purchase of intangible assets                                                            (30,853)      (26,426)      (28,952)
Sale or disposal of tangible fixed assets                                                149,828       143,616       142,287
Acquisitions of consolidated subsidiaries                                               (699,846)   (3,069,231)     (159,424)
Acquisitions of interests in unconsolidated companies                                    (18,493)      (31,220)       (1,309)
Divestment of subsidiaries                                                                20,898        21,305         3,492
                                                                                      ----------    ----------    ----------
Net cash used in investing activities                                                 (2,311,264)   (4,281,470)   (1,274,157)

Cash flows from financing activities
Net proceeds from issuance of common shares                                                   --     2,181,640            --
Net proceeds from issuance of cumulative preferred financing shares                           --        73,035            --
Net proceeds from issuance of convertible subordinated notes                                  --       678,402            --
Net proceeds from exercised stock options                                                 20,836        36,480        25,454
Additional capital contributions from minority shareholders                              325,872        77,679       129,038
Proceeds from long-term debt                                                           1,375,118     1,217,512       261,115
Repayments of long-term debt                                                          (1,106,920)     (961,016)     (201,967)
Repayments of capitalized lease commitments                                              (53,043)      (38,539)      (38,965)
Change in short-term loans payable                                                       339,463        70,526       216,900
Issuance of loans receivable                                                             (45,405)      (60,924)      (81,938)
Repayments of loans receivable                                                            27,621        78,657        17,402
Change in amounts due from unconsolidated companies                                       29,006       (11,544)       (2,989)
Payment of dividend on common shares                                                     (34,522)      (16,651)      (14,362)
Payment of dividend on cumulative preferred financing shares                             (11,971)       (8,326)       (8,326)
                                                                                      ----------    ----------    ----------
Net cash provided by  financing activities                                               866,055     3,316,931       301,362

Effects of changes in exchange rates on cash                                              44,184      (128,872)         (339)
                                                                                      ----------    ----------    ----------

Net increase (decrease) in cash and cash equivalents                                     328,969       164,284       (48,442)

Cash and cash equivalents at beginning of the year                                       519,395       297,093       324,059
Cash brought in through acquisitions and new consolidations                               39,228        58,018        21,476
                                                                                      ----------    ----------    ----------

Cash and cash equivalents at end of the year                                             887,592       519,395       297,093
                                                                                      ==========    ==========    ==========

Supplemental cash flow information
 Income taxes paid                                                                       145,832       316,655       146,081
 Interest paid, net of amounts capitalized                                               397,832       307,947       272,725
 Capitalized lease commitments incurred                                                  181,441       130,588        64,668

SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Stockholders' Equity of Royal Ahold

(All amounts are expressed in thousands of
euro. Amounts reported for 1998 and 1997 have             Cumulative                          Reserve for
been converted from Dutch guilders to euro at              preferred  Additional                 exchange
the fixed rate of EUR 1 = NLG 2.20371)            Common   financing     paid-in Revaluation         rate     General
                                                  shares      shares     capital     reserve  differences     reserve     Total
                                                  ------      ------     -------     -------  -----------     -------  ----------
Balance at December 29, 1996                      95,607      22,689   1,948,117      58,875     (123,641)   (904,921)  1,096,726
Net earnings                                          --          --          --          --           --     423,754     423,754
Dividend proposed on common shares                    --          --          --          --           --    (172,590)   (172,590)
Dividend on cumulative preferred financing
 shares                                               --          --          --          --           --      (8,326)     (8,326)
Three-for-one-stock split                         19,542       4,538     (24,080)         --           --          --          --
Common shares issued as final optional stock
 dividend 1996                                     1,719          --      (1,719)         --           --      88,302      88,302
Common shares issued as interim optional
 stock dividend 1997                               1,072          --      (1,072)         --           --      45,040      45,040
Common shares issued from exercise of
 option rights                                       635          --      24,819          --           --          --      25,454
Appropriation of earnings 1996                        --          --          --          --           --      (4,761)     (4,761)
Goodwill paid                                         --          --          --          --           --    (177,147)   (177,147)
Realized revaluation                                  --          --          --        (491)          --          --        (491)
Exchange rate differences in foreign interests        --          --          --          --       31,640      54,151      85,791
                                                 -------  ----------  ---------- -----------   ----------   ---------  ----------
Balance at December 28, 1997                     118,575      27,227   1,946,065      58,384      (92,001)   (656,498)  1,401,752
Net earnings                                          --          --          --          --           --     547,199     547,199
Dividend proposed on common shares                    --          --          --          --           --    (238,141)   (238,141)
Dividend on cumulative preferred financing
 shares                                               --          --          --          --           --      (9,925)     (9,925)
Common shares issued as final optional stock
 dividend 1997                                     2,325          --      (2,325)         --           --     120,892     120,892
Common shares issued as interim optional
 stock dividend 1998                               1,179          --      (1,179)         --           --      61,308      61,308
Common shares issued from exercise of
 options rights                                      861          --      35,619          --           --          --      36,480
Common shares issued                              19,569          --   2,162,071          --           --          --   2,181,640
Cumulative preferred financing shares issued          --       5,445      67,590          --           --          --      73,035
Appropriation of earnings 1997                        --          --          --          --           --     (11,697)    (11,697)
Goodwill paid                                         --          --          --          --           --  (2,362,476) (2,362,476)
Realized revaluation                                  --          --          --      (5,710)          --          --      (5,710)
Exchange rate differences in foreign interests        --          --          --          --     (245,733)      4,129    (241,604)
                                                 -------  ----------   --------- -----------  -----------  ----------  ----------
Balance at January 3, 1999                       142,509      32,672   4,207,841      52,674     (337,734) (2,545,209)  1,552,753
Net earnings                                          --          --          --          --           --     752,107     752,107
Dividend proposed on common shares                    --          --          --          --           --    (315,909)   (315,909)
Dividend on cumulative preferred financing
 shares                                               --          --          --          --           --     (12,167)    (12,167)
Common shares issued as final optional stock
 dividend 1998                                     2,480          --      (2,480)         --           --     148,807     148,807
Common shares issued as interim optional
 stock dividend 1999                               1,258          --      (1,258)         --           --      77,621      77,621
Common shares issued from exercise of
 option rights                                       434          --      20,402          --           --          --      20,836
Appropriation of earnings 1998                        --          --          --          --           --        (300)       (300)
Goodwill paid                                         --          --          --          --           --    (372,847)   (372,847)
Realized revaluation                                  --          --          --     (22,453)          --      19,217      (3,236)
Exchange rate differences in foreign interests        --          --          --          --      277,182         749     277,931
                                                 -------  ----------   --------- -----------  -----------  ----------  ----------
Balance at January 2, 2000                       146,681      32,672   4,224,505      30,221      (60,552) (2,247,931)  2,125,596
                                                 =======  ==========   ========= ===========  ===========  ==========  ==========

SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated financial statements

Note 1  Significant accounting policies

Company's business

Royal Ahold's principal activity is the operation of food retail supermarkets both in the United States and in Europe with additional activities in several potential growth markets. Such retail operations are primarily conducted through the following consolidated subsidiaries or partnerships:

          Region                                            Number of stores
          Europe:                                          at January 2, 2000
            The Netherlands--Albert Heijn:
             Company owned                                         516
             Franchised                                            175
            Portugal--Jeronimo Martins Retail, SGPS, S.A.          196
            The Czech Republic--Ahold Czech Republic A.S.          173
            Poland--Ahold  Polska  Sp. z o.o.                      115
            Spain--Ahold SuperMercados S.L.                        185
           United States:
            Stop & Shop                                            202
            Giant-Carlisle                                         156
            BI-LO                                                  281
            Tops                                                   248
            Giant-Landover                                         176

Royal Ahold ("Ahold" or the "Company") also operates food retail stores in other regions throughout the world. Such retail operations are primarily conducted through the following consolidated subsidiaries or partnerships:

           Region                                              Number of stores
           Latin America:                                     at January 2, 2000
            Brazil--Bompreco S.A. Supermercados do
             Nordeste                                                 100
            Argentina--Disco S.A.                                     213
            Chile--Santa Isabel S.A.                                   95
            Guatemala - La FraguaS.A. (stores not included)            --
           Asia Pacific:
            Malaysia--Royal Ahold - Perlis (Tops) Sdn. Bhd.            39
            Thailand--CRC Ahold Company Ltd.                           41

In The Netherlands, Royal Ahold operates 1,082 specialty retail stores (mainly liquor stores, drugstores and confectionery stores) and is also involved in food supply and, through its subsidiary Schuitema N.V. (73%-owned), in the wholesale distribution of food products to independent Dutch food retailers.

Royal Ahold has two wholly-owned real estate affiliates, Ahold Real Estate Company, Inc. in the United States and Ahold Vastgoed B.V. ("AVG") in The Netherlands. These two companies are engaged in the financing, development and management of store sites and shopping centers primarily in support of Royal Ahold's retail operations.

Consolidation

The financial statements of Royal Ahold presented herein, and the notes thereto, are prepared on a consolidated basis in conformity with Dutch GAAP. Generally, all companies in which Royal Ahold can exercise control or where Royal Ahold has a direct or indirect interest of more than 50% are included in the consolidation. All significant intercompany transactions and accounts are eliminated in consolidation.

Comparability of the financial statements with those included in the Annual Report of Royal Ahold

The financial statements and related notes of Royal Ahold presented herein differ in certain respects from the financial statements and related notes presented in the printed English language version of the 1999 Annual Report of Royal Ahold. The principal differences are reclassifications within certain financial statement categories, terminology changes and additional disclosures have been provided in order to present these financial statements in a format more customary to readers of U.S. annual reports.

Basis of accounting
The valuation of assets, liabilities and stockholders' equity and the determination of earnings are based on historical cost, except for AVG's 1988 revaluation of its real estate holdings and its related subsequent effects.

Fiscal year
Royal Ahold's fiscal year generally consists of 52 weeks and ends on the Sunday nearest to December 31. Fiscal year 1999 contained 52 weeks and ended on January 2, 2000. Fiscal year 1998 contained 53 weeks and ended on January 3, 1999. Fiscal year 1997 contained 52 weeks and ended on December 28, 1997.

Foreign exchange
Transactions, receivables and liabilities denominated in foreign currencies resulting from ordinary activities are translated at the prevailing rates of exchange. The resulting exchange rate differences are added or charged to operating results. Exchange rate differences resulting from financing activities are added or charged to net financial expenses.

In the consolidation, subsidiaries' balance sheets whose functional currency is other than euros are translated at the rates of exchange prevailing at the end of the fiscal year; the amounts in the subsidiaries' statements of earnings denominated in currencies other than euros are translated per quarter at the quarter's average rate of exchange. The resulting exchange rate differences are added or charged directly to stockholders' equity. On a cumulative basis, the aggregate amount of foreign exchange rate differences charged against stockholders' equity was EUR 61 million as of January 2, 2000.

Prior to fiscal 1999, the Company utilized the Dutch guilder as its functional reporting currency, however, beginning in fiscal 1999, Royal Ahold adopted the euro as its functional reporting currency. As part of the introduction of the euro throughout the European Union, the exchange rate between the legacy currencies and the euro were fixed on January 1, 1999. Accordingly, the historic financial statements and related disclosures that were reported using the Dutch guilder have been converted to the euro using the fixed conversion rate of EUR 1 = NLG 2.20371. The conversion of the historical financial statements from Dutch guilders to euro at a fixed rate depicts the same trends as would have been presented if we would have continued to present our financial statements in Dutch guilders. The rates of exchange (euro per dollar) applied for the dollar are as follows:

                                     fiscal year   fiscal year   fiscal year
                                         1999          1998          1997
Balance Sheet
Year-end rate                          0.9926        0.8558        0.9080

Statement of Earnings
1st quarter                            0.9015        0.9306        0.8481
2nd quarter                            0.9573        0.9159        0.8794
3rd quarter                            0.9461        0.8958        0.9263
4th quarter                            0.9681        0.8512        0.8974

The effect of changes in currencies other than the dollar have not been material.

Receivables/Loans receivable

Receivables and loans receivable are recorded at face value less provisions for uncollectible amounts. Project financing represents advances for the construction of projects that are to be sold upon their completion and are generally leased-back.

Inventories
Inventories are stated at the lower of historical cost or manufacturing cost based on the first-in, first-out ("FIFO") method or market value.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of capital leases and leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding leases. Assigned economic lives of Royal Ahold's tangible fixed assets are as follows:

Category                                                                     Assigned economic life
 Buildings                                                                              30-40 years
 Machinery and equipment (primarily distribution and production facilities)                 8 years
 Other fixed assets (including renovations and store equipment)                           5-8 years

Interest incurred during construction is capitalized as part of the related asset, and totaled EUR 15 million, EUR 13 million, and EUR 10 million in fiscal years 1999, 1998 and 1997, respectively. The amount recorded for buildings also includes capitalized leases for real estate (located primarily in the United States).

Investments in unconsolidated companies
Royal Ahold participates in certain joint ventures and partnerships, as well as maintaining investments in other companies. Royal Ahold consolidates all companies over which it exercises significant control, as evidenced by majority ownership or through effective control of management. Companies over which Royal Ahold can exercise considerable influence in terms of business and financial policy, and owns more than a 20% interest, are accounted for using the equity method. Other unconsolidated companies are stated at historical cost unless there is a permanent decline in value.

Intangible fixed assets
Goodwill including any necessary restructuring provisions incurred upon acquisitions is charged directly to stockholders' equity. Intangible assets primarily represent the discounted value of the difference between the fair rental value and the contractual rents due on leases as recorded at the time of the acquisition of a business or takeover of such leases. These discounted intangible assets are amortized over the remaining length of the lease agreements on a straight-line basis. Computer software costs are capitalized as part of intangible assets and are amortized over three years.

Recoverability of long-lived assets
In evaluating useful lives and carrying values of long-lived assets, Royal Ahold reviews certain indicators of potential impairment, such as undiscounted cash flows and profitability projections that incorporate the impact on existing company businesses. In the event that an impairment seems likely, the fair value of the related asset is determined, and Royal Ahold would record a charge to earnings based on comparing the asset's carrying value to the estimated fair value. Historically, Royal Ahold has generated sufficient returns from acquired businesses to recover the cost of assets, including intangible assets.

Taxes payable
Taxes payable include income taxes (net of investment credits), value added taxes, payroll taxes and other taxes which are expected to be paid within one year.

Revaluation reserve
In October 1988, a one-time revaluation of certain relevant real estate held by AVG was recorded. Royal Ahold added the difference between market value and book value, net of deferred taxes, to a revaluation reserve in stockholders' equity. The revalued amounts are amortized on a straight-line basis over the remaining estimated life of the related real estate.

Income taxes/Deferred income taxes
Income taxes are determined based on the earnings reported in the Consolidated Statement of Earnings, adjusted for permanent differences between income as calculated for financial and tax reporting purposes at the prevailing tax rates.

Deferred income tax assets and liabilities derive from temporary differences between the financial and tax reporting of assets and liabilities and from loss carryforward facilities available and are included under "Deferred income taxes".

Netting of deferred tax assets and liabilities occurs on a fiscal unity basis.

Deferred tax assets and liabilities are based on the tax rates prevailing at the end of the fiscal year. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized based on available evidence.

Use of estimates

The preparation of Royal Ahold's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Revenue recognition

Royal Ahold recognizes retail sales at the point of sale. Wholesale and food supply revenues are recognized when goods are delivered.

Advertising

Royal Ahold recognizes advertising expenses as incurred. Advertising expenses totaled EUR 273 million, EUR 217 million and EUR 195 million in fiscal years 1999, 1998 and 1997, respectively.

Earnings per share

The calculation of earnings per common share is calculated based on the weighted average number of shares outstanding during the fiscal year. The number of shares outstanding is retroactively adjusted for stock dividends. The calculation of diluted net earnings per common share is calculated based on the weighted average number of common shares outstanding, inclusive of the number of shares that would have been issued upon conversion of all dilutive common shares, such as convertible subordinated notes and the exercise of employee stock options outstanding.

Amounts in thousands of euros

Unless indicated otherwise, all amounts included in the notes to the consolidated financial statements are stated in thousands of euros.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

Note 2  Business acquisitions and investments

During 1999, 1998 and 1997, Royal Ahold completed the acquisitions and partnership investments set forth below. The store counts indicated below represent the number of stores operated at the time of acquisition, unless otherwise indicated.

 . La Fragua (Guatemala): In December 1999, Royal Ahold established a new 50/50 partnership, Paiz Ahold, which controls an 80.5% interest in La Fragua, the largest food retailer in Guatemala. At December 31, 1999, La Fragua operated 93 supermarkets, hypermarkets and discount stores in Guatemala, 20 stores in El Salvador and six in Honduras. Royal Ahold completed this agreement in December 1999 and, as a result, the assets and liabilities of La Fragua are reflected in the consolidated balance sheet at the end of fiscal 1999 but none of the results of operations are included in the consolidated statement of earnings for fiscal 1999.

 . Supamer and Gonzales (Argentina): In May 1999, through Royal Ahold's 50/50 partnership with Velox Retail Holdings, Disco Ahold International Holdings acquired 75 stores from Supamer and Gonzales. Supamer operated 46 supermarkets under the Americanos name and 18 convenience stores under the Minisol name. Gonzales operated 11 urban supermarkets.

 . Gastronoom (The Netherlands): In July 1999, Royal Ahold acquired Gastronoom, a Dutch institutional food supplier, for EUR 152 million including interest-bearing debt. Gastronoom specializes in supplying the hospitality sector, including hotels, restaurants and bars, from its 18 distribution and service centers in The Netherlands.

 .  Dialco, Dumaya, Guerrero and Castillo del Barrio (Spain): Throughout 1999,
   Royal Ahold acquired several companies for an aggregate of EUR 118 million in cash. Dialco operated 100 supermarkets in Andalusia. Dumaya operated 30 supermarkets and five cash and carry stores in and around Malaga and Ceuta, on the Morroccan coast. Guerrero operated 20 supermarkets and one cash and carry store in Granada. Castillo del Barrio is a small chain of seven supermarkets in Malaga.

 .  Giant-Landover (United States): In October 1998, Royal Ahold acquired Giant
   Food, which operated 179 supermarkets in the Mid-Atlantic region of the United States, for $2.7 billion (EUR 2.5 billion) in cash.

 . Disco (Argentina) and Santa Isabel (Chile): In January 1998, Royal Ahold established Disco Ahold International Holdings, a 50% owned partnership with Velox Retail Holdings. DAIH currently controls a 98.1% stake in Disco, the largest food retailer in Argentina, with 108 stores, and a 69.0% stake in Santa Isabel, a Chilean company with 64 stores in Chile, 15 in Peru, six in Paraguay and two in Ecuador. Royal Ahold paid approximately $538 million (EUR 534 million) to acquire our interest in DAIH.

 .  SuperMar (Brazil): In June 1997, Royal Ahold's 50% owned partnership,
   Bompreco, acquired SuperMar, an operator of 50 food retail stores in the State of Bahia, Brazil, for approximately BRL 65 million (EUR 54 million) in cash.

 . CRC Ahold Thailand (Thailand): In January 1997, Royal Ahold established a partnership, CRC Ahold Thailand, with Central Robinson Group, and the partnership acquired 30 supermarkets in Thailand for approximately THB 4.4 billion (EUR 135 million) in cash. In April 1998, Royal Ahold increased its ownership interest from 49% to 100%, subject to repurchase options of up to 50% granted to the Central Robinson Group.

The above acquisitions have been accounted for by the purchase method of accounting. The purchase price has been allocated based on the estimated fair values of the assets acquired and the liabilities assumed. As discussed in Note 1 to the consolidated financial statements, under Dutch GAAP, any resulting goodwill is immediately charged to stockholders' equity in the year of acquisition. The operating results of all acquisitions are normally included in the Consolidated Statements of Earnings from the dates of their respective acquisitions. Under U.S. GAAP, goodwill of approximately EUR 373 million and approximately EUR 2,362 million in 1999 and 1998, respectively, would be recorded as an intangible asset to reflect the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed.

Note 3  Cash and cash equivalents

                                                                                               January 2,      January 3,
                                                                                                     2000            1999
      Cash and cash equivalents                                                                   444,193         414,671
      Interest bearing cash and time deposits                                                     443,399         104,724
                                                                                                ---------       ---------
                                                                                                  887,592         519,395
                                                                                                =========       =========

      Reported amounts at January 2, 2000 include restricted cash of EUR 35,398, relating to required deposits for certain pension fund agreements.

      Items reported as cash generally have an original maturity of less than three months.

  Note 4  Receivables

                                                                                               January 2,      January 3,
                                                                                                     2000            1999
      Trade receivables                                                                           891,273         718,501
      Other receivables                                                                           458,100         412,102
      Prepaid expenses                                                                            355,987         398,026
      Project financing                                                                            84,010          57,677
                                                                                                ---------       ---------
                                                                                                1,789,370       1,586,306
      Allowances for doubtful receivables                                                         (92,622)        (77,259)
                                                                                                ---------       ---------
                                                                                                1,696,748       1,509,047
                                                                                                =========       =========

 Note 5  Inventories


                                                                                               January 2,      January 3,
                                                                                                  2000            1999
      Raw materials and components                                                                 12,991          22,413
      Finished products and merchandise inventories                                             2,549,922       1,982,896
      Other inventories                                                                            62,639          56,166
                                                                                                ---------       ---------
                                                                                                2,625,552       2,061,475
      Allowances for obsolete inventories                                                         (73,229)        (65,185)
                                                                                                ---------       ---------
                                                                                                2,552,323       1,996,290
                                                                                                =========       =========



Note 6    Tangible fixed assets

                                           Buildings and Land                 Machinery                     Under
                                           --------------------
                                            Stores      Other    equipment      Other     construction      Total
                                          ----------  ---------  ----------  -----------  -------------  -----------
      Cost, Jan. 3, 1999                  3,548,152    623,722   1,804,240    3,270,423        415,664    9,662,201
      Accumulated depreciation             (560,518)  (130,994)   (645,699)  (1,578,387)            --   (2,915,598)
                                          ---------   --------   ---------   ----------        -------   ----------
      Net book value, Jan. 3, 1999        2,987,634    492,728   1,158,541    1,692,036        415,664    6,746,603

      Investments                           426,517     78,433     371,090      698,241        158,517    1,732,798
      Capitalized leases                    178,164         --         987        2,290             --      181,441
      Assets brought in through
       acquisitions                          92,267     40,462      25,655       85,906            437      244,727
      Company interests sold                     --     (9,702)    (19,850)     (14,545)          (313)     (44,410)
      Book value of assets sold or
       disposed and
       reclassifications                    (67,220)    17,224     (43,239)     (45,765)        (5,462)    (144,462)
      Depreciation                         (140,737)   (28,471)   (192,550)    (482,479)            --     (844,237)
      Exchange rate differences             277,862     32,595     110,165      143,192         38,720      602,534
                                          ---------   --------   ---------   ----------        -------   ----------
      Net book value, Jan. 2, 2000        3,754,487    623,269   1,410,799    2,078,876        607,563    8,474,994
                                          =========   ========   =========   ==========        =======   ==========

      Cost, Jan. 2, 2000                  4,558,960    794,632   2,236,866    4,082,603        607,563   12,280,624
      Accumulated depreciation             (804,473)  (171,363)   (826,067)  (2,003,727)            --   (3,805,630)
                                          ---------   --------   ---------   ----------        -------   ----------
      Net book value, Jan. 2, 2000        3,754,487    623,269   1,410,799    2,078,876        607,563    8,474,994
                                          =========   ========   =========   ==========        =======   ==========

      As of January 2, 2000, the aggregate amounts of mortgage and other loans collateralized by real estate were EUR 114,720. The book values of mortgaged real estate at January 2, 2000 exceed the amounts due under the related loans or secured liabilities.

      As of January 2, 2000, Royal Ahold had purchase commitments for fixed assets outstanding of approximately EUR 413 million.



Note 7    Loans receivable


                                                                                             January 2,     January 3,
                                                                                                      2000          1999
      Employee loans, floating interest                                                             63,913        68,413
      Other loans issued                                                                           104,491        71,906
                                                                                                   -------       -------
                                                                                                   168,404       140,319
                                                                                                   =======       =======

      Employee loans include EUR 62 million at January 2, 2000 (January 3, 1999:
      EUR 66 million) of loans due from Officers, managers and employees which were granted to assist these Officers and employees with investments in the AH Dutch Customer Fund (the "Fund"). These floating-rate loans, bearing interest based on the ECB interest on deposit, are generally due ten years from issuance or upon an individual's termination of employment, if earlier, and are collateralized by each individual's corresponding investment in the Fund. Loans to Directors and Officers of Royal Ahold aggregated EUR 1.7 million at January 2, 2000 (January 3, 1999: EUR 2.0 million).

Note 8    Investments in unconsolidated companies

                                                                                               January 2,      January 3,
                                                                                                     2000            1999
          Investment in unconsolidated companies                                                  132,035         123,229
          Due from unconsolidated companies                                                        39,953          60,778
                                                                                                  -------         -------
                                                                                                  171,988         184,007
                                                                                                  =======         =======

Note 9    Intangible fixed assets

                                                                                              fiscal year    fiscal year
                                                                                                 1999            1998
          Net book value, beginning of year                                                       195,586         191,025
          Investments                                                                              30,853          26,426
          Brought in through acquisitions                                                              --          13,705
          Book value of assets sold                                                               (14,520)         (9,541)
          Amortization                                                                            (23,886)        (17,658)
          Exchange rate differences                                                                21,872          (8,371)
                                                                                                ---------         -------
          Net book value, end of year                                                             209,905         195,586
                                                                                                =========         =======

          End of fiscal year
          Cost                                                                                    288,336         249,612
          Accumulated amortization                                                                (78,431)        (54,026)
                                                                                                ---------         -------
          Net book value                                                                          209,905         195,586
                                                                                                =========         =======

 Note 10  Loans payable

                                                                                               January 2,      January 3,
                                                                                                     2000            1999
          Bank overdrafts                                                                         708,387         375,193
          Borrowings, current portion                                                             191,948         125,718
          Short-term borrowings                                                                    63,412          60,028
          Capitalized lease commitments, current portion                                           62,092          50,672
          Albert Heijn Dutch Customer Fund                                                        179,627         166,350
          Other loans                                                                             106,854         101,237
                                                                                                ---------         -------
                                                                                                1,312,320         879,198
                                                                                                =========         =======


          Other loans consists of savings stamps held by Albert Heijn customers and employees' savings accounts.

 Note 11  Other current liabilities

                                                                                               January 2,      January 3,
                                                                                                     2000            1999
          Vacation allowances                                                                     263,726         228,738
          Interest                                                                                 73,681          50,692
          Pension funds                                                                            21,089           8,092
          Dividends                                                                               231,908         176,454
                                                                                                ---------         -------
                                                                                                  590,404         463,976
                                                                                                =========         =======

Note 12    Borrowings



                                                                                               January 2,      January 3,
                                                                                                     2000            1999
      Subordinated Dutch guilder loans at fixed rates:
      NLG 200 million 7.625% bonds, maturing in 2000                                               90,756          90,756
      NLG 200 million 6.75% bonds, maturing in 2003                                                90,756          90,756
      NLG 200 million 5.875% bonds, maturing in 2005                                               90,756          90,756
      NLG 1,495 million 3.0% convertible subordinated notes, maturing in 2003                     678,402         678,402

      Credit facility:
      $1 billion, multi-currency facility, floating interest                                      153,846         792,953

      Other loans at fixed rates unless otherwise noted:
      NLG 300 million eurobonds, 5.875%                                                           136,134         136,134
      NLG 500 million eurobonds, 6.25%                                                            226,890         226,890
      NLG 100 million loan, 7.70%                                                                  45,378          45,378
      NLG 70 million loan, 7.20%                                                                   31,765          31,765
      $500 million 6.25% bonds                                                                    496,279              --
      $500 million 6.875% bonds                                                                   496,279              --
      $250 million  9.75% senior loan                                                             203,331         179,498
      $39 million 6.11% loan                                                                       38,710          33,377
      $50 million 6.23% loan                                                                       49,628          42,791
      $39 million loan LIBOR plus 70 bps                                                           38,710          33,377
      $250 million 9.875% bond                                                                    148,884         213,957
      $100 million 9.125% bond                                                                     34,740          85,583
      U.S. dollar mortgage loans, average 7.91%                                                    85,308          86,090
      Other U.S. dollar loans, average 5.22%                                                       61,353          99,199
      Portuguese Escudo bonds, average 4.37%                                                      167,069         192,001
      Other Portugese Escudo loans, average 11.30%                                                 55,013              --
      Brazilian Real bonds, average 20.30%                                                         59,811          55,541
      Other Brazilian long term debt, average 13.33%                                               93,535              --
      Argentine $ long term debt, average 7.63%                                                   113,842              --
      Other loans, average 6.60%                                                                  169,418         107,327
                                                                                                ---------       ---------
                                                                                                3,856,593       3,312,531

      Cash held in escrow                                                                         (90,756)        (90,756)
      Current portion                                                                            (191,948)       (125,718)
                                                                                                ---------       ---------
      Long-term portion of loans                                                                3,573,889       3,096,057
                                                                                                =========       =========

At January 2, 2000, maturities of long-term debt during each of the next five fiscal years and thereafter are as follows:



                        2000                         282,704
                        2001                         160,687
                        2002                         175,655
                        2003                       1,405,404
                        2004                          37,341
                        Thereafter                 1,794,802
                                                   ---------
                                                   3,856,593
                                                   =========


Subordinated Dutch guilder loans

Repayment of the principal of subordinated Dutch guilder loans is subordinated to the claims of all other existing and future creditors. The cash proceeds are held in escrow with a bank to be used when the bonds mature in 2000. In addition, Royal Ahold entered into an interest rate swap to match the cash flows of interest payments due on the 7.625% subordinated Dutch guilder bonds that exceed the interest earnings on the cash held in escrow. See note 21 and note 23 to the consolidated financial statements.

Convertible subordinated notes

In September 1998, Royal Ahold completed a public offering of NLG 1,495 million principal amount of its 3.0 % convertible subordinated notes due 2003, with interest payable annually, commencing September 30, 1999. The notes are convertible into 23,811,914 common shares, subject to adjustment, at EUR 28.49, or NLG 62.78, per share at any time prior to September 25, 2003. At any time after September 30, 2001, the notes are redeemable at the option of Royal Ahold, in whole but not in part, at the principal amount thereof, together with accrued interest. The notes will mature on September 30, 2003.

Credit facilities

In December 1996, Royal Ahold entered into a $1 billion seven-year multi-currency revolving credit facility bearing interest at LIBOR (6.13% at January 2, 2000) plus 10 basis points. Royal Ahold pays a facility fee of 10 basis points per year on the total amount of the facility through the fifth year. Thereafter, the facility fee will be 11.25 basis points per year. This facility agreement contains restrictive covenants with regard to maintenance of certain financial ratios, such as interest coverage and gearing, as defined. The proceeds of the bond issued by Ahold Finance USA were used in May 1999 to repay in full the outstanding amount under $1 billion Multi-currency Revolving Credit Facility, and the remainder was used for other corporate activities.

In March 1998, Royal Ahold entered into a four-year $500 million Multi-currency Revolving Credit Facility bearing interest at LIBOR plus 10 basis points. The terms and conditions of this facility are substantially identical to Royal Ahold's existing $1 billion Multi-currency Revolving Credit Facility. As of January 2, 2000 there were no outstanding borrowings under this facility.

Other loans (at fixed rates unless otherwise indicated)
NLG 300 million eurobonds, 5.875%. These 10-year eurobonds have been issued by Albert Heijn B.V., and are guaranteed by Royal Ahold. Matures December 19, 2007.

NLG 500 million eurobonds, 6.25%. These 10-year eurobonds have been issued by Ahold U.S.A. Inc. and are guaranteed by Royal Ahold. Matures November 28, 2006.

NLG 100 million loan, 7.70%. This loan was issued by AVG, and has principal repayment due in five equal installments of NLG 20 million starting June 2000 through June 2004.

NLG 70 million loan, 7.20%. This loan was issued by AVG, and matures in September 2003.

$500 million bonds, 6.25%. These 10-year bonds were issued by Ahold Finance U.S.A. Inc. and are guaranteed by Royal Ahold. Matures May 1, 2009

$500 million bonds, 6.875%. These 30-year bonds were issued by Ahold Finance U.S.A. Inc. and are guaranteed by Royal Ahold. Matures May 1, 2029.

$250 million senior loan, 9.75%. This senior loan was issued by Stop & Shop in February 1992. Matures July 1, 2002. This loan is subordinated to all senior indebtedness of Stop & Shop.

$39 million loan, 6.11%. This loan was issued by Ahold U.S.A. and is guaranteed by Royal Ahold. Matures June 30, 2003.

$50 million loan, 6.23%. This loan was issued by Ahold U.S.A. and is guaranteed by Royal Ahold. Matures June 30,

2006.

$39 million loan, LIBOR plus 70 bps (6.8% at January 2, 2000). This loan was issued by Tops in a private placement, guaranteed by Royal Ahold. Matures March 15, 2002.

$250 million bond, 9.875%. This bond was issued by Disco. Matures May 15, 2008. Of the total principal amount of this bond, $100 million is held by Ahold Belgie N.V.

$100 million bond, 9.125%. This bond was issued by Disco. Matures May 15, 2003. Of the total principal amount of this bond, $65 million is held by Ahold Belgie N.V.

Note 13  Capitalized lease commitments

Capital leases are principally for buildings and are generally held by Royal Ahold's U.S. subsidiaries. Terms typically range from ten to twenty-five years and contain renewal options. Components of assets held under capital leases are as follows:


                                           January 2,      January 3,
                                             2000              1999
         Land and buildings                 1,250,242         920,623
         Machinery and equipment               40,108          54,319
                                            ---------        --------
                                            1,290,350         974,942
         Accumulated amortization            (391,964)       (295,253)
                                            ---------        --------
                                              898,386         679,689
                                            =========        ========

At the time of entering into capital lease agreements, the commitments are recorded at present value using the interest rate applicable for long-term borrowings. At January 2, 2000, existing lease commitments are recorded at present value equivalent to an average rate of 9.02% (10.10% at January 3, 1999).

As of January 2, 2000, the aggregate amounts of minimum lease payments under capitalized lease contracts payable in each of the next five fiscal years and thereafter are as follows:


        2000                                                        176,160
        2001                                                        168,467
        2002                                                        159,048
        2003                                                        156,340
        2004                                                        155,392
        Thereafter                                                1,610,083
                                                                 ----------
        Total future minimum lease payments                       2,425,490
        Estimated executory costs                                    (3,238)
        Amounts representing interest                            (1,276,857)
                                                                 ----------
        Present value of net minimum capital lease payments       1,145,395
        Current portion                                             (62,092)
                                                                 ----------
        Long-term portion of capitalized lease commitments        1,083,303
                                                                 ==========


Total future minimum lease payments above have not been reduced by minimum sublease rentals of EUR 76,057 as of January 2, 2000 due in the future under related non-cancelable subleases. They also do not include contingent rentals which may be paid under certain store leases on the basis of a percentage of sales in excess of stipulated amounts. Contingent rentals on such leases amounted to approximately EUR 10,600 in 1999, EUR 1,600 in 1998 and EUR 1,900 in 1997.

Note 14    Other provisions

The movements in provisions in 1999 were:

                                       Beginning                                                  Exchange rate     End of fiscal
                                       ---------                                                  --------------    -------------
Other provisions                     of fiscal year    Acquisitions    Additions     Deductions    differences            year
----------------                     --------------    -------------  ------------  ------------- --------------          -----
Pension provisions                            168,683        29,449         59,185       (60,086)          20,885       218,116
Loss reserves for self-insurance              226,769            --        110,586      (100,709)          32,187       268,833
Closed and divested facilities                226,195       (36,494)        19,659       (48,140)          24,834       186,054
Severance and other personnel costs            79,592         5,901         22,369       (30,812)           2,248        79,298
Bankruptcy guarantees                          66,132            --             --       (42,997)           8,163        31,298
Conversion costs                               54,043            --             --       (28,742)              --        25,301
Maintenance provisions                         49,245         1,408         11,878       (11,134)             520        51,917
Straight line rent                             23,258            --          4,687           (64)           3,923        31,804
Other                                          65,573        12,357         40,736       (33,254)           5,761        91,173
                                              -------       -------        -------      --------           ------       -------
                                              959,490        12,621        269,100      (355,938)          98,521       983,794
                                              =======       =======        =======      ========           ======       =======

Pension provisions relate to various defined benefit plans, both in the U.S. and The Netherlands, including supplemental plans for early retirement in The Netherlands.

Royal Ahold is self-insured for property, casualty, medical, disability and general liability costs. Royal Ahold determines it liabilities for self-insured claims based on an independent actuarial analysis.

The provision for closed and divested facilities represents the estimated future costs (principally for rent obligations and loss on the disposal of assets) for facilities, primarily retail stores, that have been closed or announced to be closed.

Severance and other personnel costs include severance benefits for employees whose employment will be terminated. This provision includes accrued severance for certain administrative, production, distribution and store personnel at Albert Heijn from a restructuring plan entered into between Royal Ahold and the respective unions in March 1993. At January 2, 2000, the employment of 2,100 employees had been terminated under this agreement. The accrued costs at January 2, 2000 and January 3, 1999, of EUR 47 million and EUR 50 million, respectively, include contractual termination benefits and supplemental monthly payments over a period (which may extend up to ten years) based on the employee's salary, age and length of service. Payments of such costs aggregated EUR 12 million and EUR 9 million in 1999 and 1998 and, respectively. Payments in 2000 and 2001 are expected to be EUR 15 million and EUR 12 million, respectively.

Bankruptcy guarantees represent lease obligations related to properties operated by Bradlees, Inc. ("Bradlees"). Bradlees was sold by Stop & Shop in 1992; however, Stop & Shop remained obligated under approximately 100 of its leases assigned to Bradlees. Bradlees filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in 1995 and on February 2, 1999 emerged from the bankruptcy. The provision for bankruptcy guarantees represents the estimated future lease costs which Royal Ahold may incur for stores Bradlees has closed or stores in which closure is expected based on available information. Total future rental payments under all such assigned Bradlees leases aggregated approximately $213 million (approximately EUR 210 million) at January 2, 2000. However, Royal Ahold believes that such ongoing contingent liability will not be material or have a material impact on the Company's future financial condition or results of operations.

Conversion costs represent the expected costs of systems upgrades for the introduction of the euro and Year 2000. (See the U.S. GAAP reconciliation in note 23 to the consolidated financial statements.) Maintenance provisions have been established for known and estimable repair and upkeep of stores, primarily in The Netherlands. Straight line rent represents the excess of rent expensed (on a straight line basis) for financial reporting purposes over amounts paid for leases with scheduled increases.


At January 2, 2000 and January 3, 1999 approximately EUR 175 million and EUR 188 million, respectively, of these provisions are expected to mature within one year.

Note 15  Stockholders' equity

Cumulative Preferred Shares

In March 1989, Royal Ahold and Stichting Ahold Continuiteit ("SAC" or, in English, "Ahold Continuity Foundation") entered into an agreement (the "Option Agreement"), which was amended and restated in April 1994 and March 1997, pursuant to which SAC was granted an option to acquire from us, from time to March 2004, cumulative preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of capital stock at the time of exercising the option. Royal Ahold had the right pursuant to the Option Agreement to place cumulative preferred shares with SAC up to a total par value that is equal to the total nominal value of all issued and outstanding shares of capital stock of Royal Ahold at the time of placing the cumulative preferred shares. The holders of the cumulative preferred shares are entitled to 2,000 votes per share. Each transfer of cumulative preferred shares requires the approval of the Corporate Executive Board.

The issuance of cumulative preferred shares will have certain anti-takeover effects. The issuance of cumulative preferred shares will cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire us, and could have the effect of delaying, deferring and preventing a change in control.

Royal Ahold may stipulate that only 25% of the nominal value will be paid upon subscription for cumulative preferred shares until payment in full of the par value is later called by Royal Ahold. No cumulative preferred shares were issued and outstanding during the three year period ended January 2, 2000.

Cumulative Preferred Financing Shares

In June 1996, the Corporate Executive Board of Royal Ahold was designated as the body authorized to issue or grant rights to subscribe for Cumulative Preferred Financing Shares of whatever series, subject to the prior approval of the Supervisory Board of Royal Ahold, up to a total nominal amount equal to 25% of all the outstanding shares of the capital stock of Royal Ahold, excluding cumulative preferred shares. Cumulative Preferred Financing Shares must be fully paid up upon issuance.

Dividends are paid on each cumulative preferred financing share at a percentage (the "Financing Dividend Percentage") based on the average effective yield on Dutch state loans with a remaining life of nine to ten years and such rate has been fixed for a period of ten years at a rate of 7.37% per fiscal year for the share issuance in June 1996 and 5.18% for the share issuance in August 1998.

Convertible Cumulative Preferred Financing Shares

In June 1996, the Corporate Executive Board of Royal Ahold was also designated as the body authorized to issue or grant rights to subscribe for all convertible cumulative preferred shares subject to the prior approval of the Supervisory Board of Royal Ahold. Conversion of convertible cumulative preferred shares into common shares may take place (i) pursuant to a resolution of the Corporate Executive Board or (ii) at the request of a holder of convertible cumulative preferred shares. No convertible cumulative preferred shares were issued and outstanding during 1999 and 1998. Holders of convertible cumulative preferred financing shares are entitled to dividends similar to those on cumulative preferred financing shares.

Common Shares

Prior to 1997, cash dividends consisted of a Dutch guilder component and a dollar component. Beginning in 1997, all cash dividends were declared and paid only in Dutch guilders. The dividend for fiscal year 1998 is declared in Dutch guilders. As of fiscal year 1999, dividends will be declared in euros. Shareholders have had the option to elect either a cash or a share dividend. The size and composition of the final 1999 optional share dividend option, will be announced on May 16, 2000, after the close of trading on Amsterdam Exchanges.

Dividends on common shares paid or proposed are as follows:

Fiscal Year                                  Cash Dividend Option       Stock Dividend Option
1997              Interim                    EUR 0.09                      1 share per 100 shares owned
                  Final                      EUR 0.23                     2 shares per 100 shares owned

1998              Interim                    EUR 0.12                      1 share per 100 shares owned
                  Final                      EUR 0.26                     2 shares per 100 shares owned

1999              Interim                    EUR 0.14                      1 share per 100 shares owned
                  Proposed final             EUR 0.35                     2 shares per 100 shares owned

Stock option plans

Royal Ahold established stock option plans in The Netherlands and the United States, pursuant to which a number of options to acquire common shares are granted to executive and other key salaried employees of Royal Ahold who are employed at certain specified job levels and who are designated by the Corporate Executive Board as eligible to be granted options, and such other employees as are designated by the Corporate Executive Board. The exercise price of such options is equal to the closing price of the common shares on Amsterdam Exchanges on the day prior to the day the options are granted. The exercise price will be determined by the closing price of our shares on Amsterdam Exchanges on the last day of the fiscal year.

In The Netherlands, options granted are exercisable for a period of five years after the grant date. Options granted prior to the beginning of fiscal year 1997 vested immediately. Options granted in 1998 have a vesting period of two years. During 1999, The Netherlands plan was amended and restated and the vesting period was changed to a period of three years.

In the United States, Royal Ahold established stock option plans in 1986 (the "1986 U.S. Plan") and in 1990 (the "1990 U.S. Plan"), which were both amended and restated, effective January 3, 2000. Options granted under the 1990 U.S. Plan, as amended, are exercisable after a vesting period of five years, after which the options may be exercised in full, or in part, during a five year period. Under the 1986 Plan, as amended, options granted thereunder are exercisable after a vesting period determined by the Corporate Executive Board and specified in each option award agreement, after which the options may be exercised in full, or in part, during the remainder of the five year period from the date of grant.

Currently option rights have been granted to 820 employees to obtain common shares. The exercise of option rights is regulated to comply with Royal Ahold's regulations designed to prevent insider trading. Effective December 1997, the number of option rights granted is dependent on the growth in earnings per share. The exercise price will be determined by the closing price of Royal Ahold's shares on Amsterdam Exchanges on the last day of the fiscal year. Starting January 2000, employees are also allowed to utilize "out of the money" option rights with higher exercise prices. New shares will be granted upon the exercise of option rights, subject to a yearly maximum of 1% of the issued shares.

A summary of the activity under Royal Ahold's stock option plans is as follows:

                                                                     Average                     Average
                                       Beginning of                 Exercise                    Exercise
                                        fiscal year      Granted       Price    Exercised          Price
                                        -----------      -------       -----    ---------       --------
C.H. van der Hoeven           5 yr          398,132      108,060       28.83       15,000           9.46
                             10 yr          500,000        8,888       31.37           --             --
J.G. Andreae                  5 yr          303,994       80,377       28.71       57,865           7.58
A.M. Meurs                    5 yr          284,335       80,054       28.86       28,290           7.58
A.S. Noddle                   5 yr          172,463       52,401       29.14       37,693           9.46
                             10 yr          181,452       28,195       27.54           --             --
R.G. Tobin                    5 yr          138,336       52,464       29.13           --             --
                             10 yr           69,168       26,231       29.13           --             --
                                         ----------    ---------       -----    ---------          -----
Total Corporate Executive                 2,047,880      436,670       28.87      138,848           8.29
Board members
Other employees               5 yr       11,716,312    4,310,821       29.17    1,581,288          11.75
                             10 yr        4,014,071      997,271       28.37      192,157           5.77
                                         ----------    ---------       -----    ---------          -----
Total number of option
rights                                   17,778,263    5,744,762       29.01    1,912,293          10.90
                                         ==========    =========       =====    =========          =====

                                                                                             Average
                                                                               End of       Exercise
                                                           Cancelled      fiscal year          Price
                                                           ---------      -----------          -----
C.H. van der Hoeven            5 yr                               --          491,192          22.05
                              10 yr                               --          508,888          30.94
J.G. Andreae                   5 yr                               --          326,506          23.37
A.M. Meurs                     5 yr                               --          336,099          23.70
A.S. Noddle                    5 yr                               --          187,171          25.10
                              10 yr                               --          209,647          14.84
R.G. Tobin                     5 yr                               --          190,800          25.05
                              10 yr                               --           95,399          25.05
                                                           ---------     ------------       --------
Total Corporate Executive                                         --        2,345,702          24.36
Board members
Other employees                5 yr                            6,784       14,439,061          24.61
                              10 yr                          139,388        4,679,797          19.01
                                                           ---------     ------------       --------
Total number of option
 rights                                                      146,172       21,464,560          23.36
                                                           =========     ============       ========

                                                                                 Fiscal Year
                                                                                 ----------
                                                  1999                              1998                       1997
                                                  ----                              ----                       ----
                                                       Average                   Average                     Average
                                                         Price                     Price                       Price
                                          Shares     per Share       Shares    per Share        Shares     per Share
                                                           EUR                       EUR                         EUR
Outstanding at
  Beginning of year                     17,778,263       20.50     15,994,594      14.43      14,473,503       10.52
Granted                                  5,744,762       29.01      5,768,455      30.60       4,860,657       23.42
Exercised                               (1,912,293)      10.90     (3,794,299)      9.60      (3,133,703)       8.14
Canceled                                  (146,172)      17.41       (190,487)     12.85        (205,863)       9.51
                                        ----------                 ----------                 ----------
Outstanding at end of year              21,464,560       23.36     17,778,263      20.50      15,994,594       14.43
                                        ==========                 ==========                 ==========

The following table summarizes information about stock options outstanding at January 2, 2000:

                                                 Options Outstanding                               Options Exercisable
                                                 -------------------                              -------------------
                  Range of                                                       Weighted                                Average
                  Exercise                             Weighted Average           Average                               Exercise
                    Prices      Number Outstanding            Remaining    Exercise Price     Number Exercisable           Price
                       EUR      at January 2, 2000     Contractual Life               EUR     at January 2, 2000             EUR
                       ---        ----------------     ----------------               ---     ------------------             ---
                 4.52-7.58               1,278,007                  3.7              6.67              1,278,007            6,67
                9.30-15.51               4,823,171                  2.9             13.07              3,572,935           13,18
               18.77-25.94               4,425,123                  3.8             22.63                     --              --
               26.58-36.75              10,938,259                  5.6             30.16                     --              --
                                        ----------                                                     ---------
                                        21,464,560                                                     4,850,942
                                        ==========                                                     =========

Royal Ahold accounts for the stock option plans under Dutch GAAP which is comparable to Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations for non-compensatory plans. Accordingly, no compensation cost has been recognized for stock options. The weighted average fair value of stock options granted during 1999, 1998 and 1997 was EUR 13.38, EUR 10.91 and EUR 7.40, respectively. The fair value of the stock option grants has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                                   fiscal year      fiscal year   fiscal year
                                                                                       1999              1998          1997
Expected life (years):
  1986 Plan                                                                                4.0           4.0           4.0
  1990 Plan                                                                                7.5           7.5           7.5
Interest rate                                                                              6.0%          6.0%          6.0%
Volatility                                                                                45.0%         30.0%         35.0%
Assumed forfeitures                                                                        6.0%          6.0%          7.0%

Had compensation cost for the stock option plans been determined consistent with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, ("SFAS 123"), under Dutch GAAP Royal Ahold's pro forma net earnings and earnings per Common Share would have been as follows:


                                                                                       fiscal year   fiscal year   fiscal year
                                                                                          1999          1998           1997
Net earnings after dividends on cumulative preferred financing shares:
  As reported                                                                              739,940     537,274       415,428
  Pro forma                                                                                714,383     527,599       414,491
Earnings per common share:
  As reported                                                                                 1.15        0.92          0.77
  Pro forma                                                                                   1.11        0.90          0.77
Diluted earnings per common share:
  As reported                                                                                 1.13        0.91          0.76
  Pro forma                                                                                   1.06        0.88          0.76

This pro forma impact only takes into account options granted since the beginning of fiscal year 1995 and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period.

Note 16  Rentals and operating leases with third parties

Operating leases of Royal Ahold's U.S. subsidiaries generally are for terms of ten to twenty-five years, contain renewal options and in some cases require additional operating lease payments based on sales volume. The rental contracts of Royal Ahold's Dutch retailing subsidiaries generally provide for non-cancelable five to ten year rental periods with renewal options, and rents reset every year based on predetermined indices.

      The actual costs of rentals and operational leases were as follows:

                                                                                         fiscal year   fiscal year   fiscal year
                                                                                             1999          1998          1997
      Minimum rentals                                                                        605,073       476,464       386,800
      Contingent rentals                                                                      13,626        11,333         3,310
      Lease and sublease income                                                             (117,539)      (80,786)      (41,786)
                                                                                            --------       -------       -------
                                                                                             501,160       407,011       348,324
                                                                                            ========       =======       =======

      As of January 2, 2000, the aggregate amounts of minimum lease payments under existing operational lease contracts are as follows:

               2000                                                                                                  569,397
               2001                                                                                                  543,495
               2002                                                                                                  489,176
               2003                                                                                                  454,382
               2004                                                                                                  411,956
               Thereafter                                                                                          3,594,837
                                                                                                                   ---------
                                                                                                                   6,063,243
                                                                                                                   =========

      Minimum lease payments above have not been reduced by minimum lease or sublease rental income of EUR

     587 million due in the future under non-cancelable subleases.

Note 17  Income taxes

The reconciliation of income taxes between the Dutch corporate income tax rate and Royal Ahold's effective income tax rate as shown in the Consolidated Statements of Earnings is as follows:

                                                                                 fiscal year    fiscal year    fiscal year
                                                                                    1999           1998           1997
      Dutch corporate income tax rate                                                 35.00%         35.00%         35.00%

      Items affecting the corporate income tax rate
       Different statutory income tax rate of foreign
        subsidiaries                                                                  (5.60%)       (10.40%)        (6.55%)
       Non-taxable items                                                              (2.35%)        (0.80%)        (0.21%)
       Other factors                                                                  (0.06%)         1.72%         (0.05%)
                                                                                    -------        -------        -------
      Effective tax rate                                                              26.99%         25.52%         28.19%
                                                                                    =======        =======        =======

      The components of the provisions for income taxes are as follows:

                                                                               fiscal year    fiscal year    fiscal year
                                                                                      1999           1998           1997
      Current:
       Domestic                                                                    105,559         68,077         87,832
       Foreign                                                                     118,742         66,925         71,655
      Deferred:
       Domestic                                                                     14,884         45,470          6,661
       Foreign                                                                      43,816         16,603          7,372
                                                                                   -------        -------        -------
                                                                                   283,001        197,075        173,520
                                                                                   =======        =======        =======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At January 2, 2000, Royal Ahold had operating loss carryforwards of approximately EUR 125 million expiring between 2001 and 2021, general business tax credit carryforwards totaling approximately EUR 15 million expiring between 2000 and 2015, and alternative minimum tax carryforwards of EUR 37 million which can be carried forward indefinitely. Such operating loss carryforwards and tax credits may not be used to offset income taxes in other jurisdictions. Royal Ahold has established a valuation allowance to reduce the tax benefit of certain net operating losses and certain general business tax credits to an amount that is more likely than not realizable.

Deferred tax assets and liabilities as of January 2, 2000 and January 3, 1999 are as follows:

                                                                                              Net deferred tax asset
                                                                                                    (liability)
                                                                                              January 2,      January 3,
                                                                                                    2000            1999
Fixed assets                                                                                    (323,589)       (241,289)
Capitalized lease commitments                                                                     68,309          59,433
Benefit plans                                                                                     23,252          28,593
Inventories                                                                                      (64,600)        (35,410)
Closed locations                                                                                  39,872          33,205
Provisions not yet deductible                                                                    162,342         113,322
Carryforwards
 Operating losses                                                                                124,979          49,509
 Alternative minimum tax                                                                          36,725          40,415
 General business tax credits                                                                     14,730          14,766
Valuation allowances                                                                             (36,577)        (21,064)
Other, net                                                                                       (24,548)        (46,731)
                                                                                                --------        --------
                                                                                                  20,895          (5,251)
                                                                                                ========        ========

Deferred income taxes are classified in the accompanying balance sheets as of January 2, 2000 and January 3, 1999 as follows:

                                                                                               January 2,      January 3,
                                                                                                     2000            1999
Non-current deferred tax assets                                                                   123,688         135,126
Non-current deferred tax liabilities                                                             (102,793)       (140,377)
                                                                                                 --------        --------
                                                                                                   20,895          (5,251)
                                                                                                 ========        ========

Note 18     Employee benefit plans

Pension plans

Royal Ahold has a number of defined benefit pension plans covering substantially all of its employees. Such plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Benefits are generally based upon compensation and years of service. Pension plan assets are generally invested in shares, fixed-rate debt securities, loans and real estate.

Pension costs for all plans are actuarially determined and generally funded annually. Royal Ahold accounts for its U.S. plans under the provisions of Financial Accounting Standards No. 87 ("SFAS 87"). Pension expense for the plans in The Netherlands is calculated using the methodology required under Dutch GAAP. Pension expense of the qualified plans included in the accompanying Statement of Earnings for fiscal years 1999, 1998 and 1997 aggregated EUR 33,973, EUR 33,791 and EUR 29,971, respectively. In addition, Royal Ahold received refunds of EUR 34 million in 1998 and EUR 38 million in 1997 of overfunded pension plan assets in The Netherlands, which were reflected as a reduction of general and administrative expenses in the 1998 and 1997 Consolidated Statement of Earnings. (See note 23 to the consolidated financial statements for the U.S. GAAP accounting treatment.)

For purposes of additional disclosure, information regarding the plans in The Netherlands has also been provided under the requirements of Financial Accounting Standards No 132, Employers' Disclosures About Pensions and Other Postretirement Benefits ("SFAS 132"). The following table summarizes the funded status and amounts which would be recognized in Royal Ahold's financial statements under SFAS 132 for all defined benefit plans.

                                                         Assets exceed              Accumulated benefits
                                                     Accumulated benefits              Exceed assets
                                                 -----------------------------  ----------------------------
                                                   January 2,      January 3,    January 2,      January 3,
                                                         2000            1999          2000            1999
Change in Benefit Obligation
Benefit obligation, beginning of period             1,202,237       1,096,217       372,378         152,187
Service cost                                           77,387          51,860           871          12,715
Interest cost                                          87,956          61,170         4,325          23,408
Amendments and reclassifications                      325,492        (180,990)     (305,907)        161,151
Actuarial loss (gain)                                (349,953)         97,404        (4,770)         29,732
Acquisition                                                --          99,044            --           6,055
Benefits paid                                         (40,764)        (22,468)       (5,288)        (12,870)
                                                    ---------       ---------      --------         -------
Benefit obligation, end of period                   1,302,355       1,202,237        61,609         372,378
                                                    =========       =========      ========         =======
Change in Plan Assets
Fair value of assets, beginning of period           1,233,592       1,187,487       274,302          65,317
Actual return on plan assets                          218,110         140,982            --          37,935
Company contribution (refund)                          52,438          (7,959)        5,152          18,233
Plan participant contribution                           7,079              --            --              --
Acquisition                                                --          97,879            --              --
Reclassifications                                     274,302        (162,329)     (274,302)        162,329
Benefits paid                                         (40,764)        (22,468)       (5,152)         (9,511)
                                                    ---------       ---------      --------         -------
Fair value of assets, end of period                 1,744,757       1,233,592            --         274,302
                                                    =========       =========      ========         =======

Funded status of plan                                 442,402          31,355       (61,609)        (98,076)
Unrecognized actuarial (gain) loss                   (343,417)         67,013        (5,498)         22,952
Unrecognized prior service cost                        (7,266)          7,571           655         (17,839)
Unrecognized net transition obligation                (16,864)        (23,579)          648           3,147
                                                    ---------       ---------      --------         -------
Prepaid (accrued) benefit cost                         74,855          82,360       (65,804)        (89,816)
                                                    =========       =========      ========         =======

                                                  Fiscal year     Fiscal year   Fiscal year     Fiscal year
                                                         1999            1998          1999            1998
Components of Net Periodic Benefit Costs
Service cost of benefits earned                        70,503          46,868           872          11,204
Interest cost on benefit obligation                    88,440          61,170         4,325          23,190
Actual return on assets                              (217,440)       (135,731)         (153)        (20,788)
Net amortization and deferral                          94,385          41,035           102           3,068
                                                    ---------       ---------      --------         -------
Net periodic benefit cost                              35,888           13,34         5,146          16,674
                                                    =========       =========      ========         =======

                                                   January 2,       January 3
                                                   ==========       =========
                                                         2000            1999
                                                   ==========       =========
Amounts recognized in the statement of
financial position consist of:
Prepaid benefit cost                                  126,537         115,532
Accrued benefit liability                            (117,287)       (107,597)
Intangible asset                                         (276)           (551)
Accumulated other comprehensive income                     77              72
                                                    ---------       ---------
Net amount recognized                                   9,051          (7,456)
                                                    =========       =========


The assumptions used to develop the actuarial present value of benefit obligations and pension expense under SFAS 87 were as follows:


                                                                                      fiscal year   fiscal year    fiscal year
                                                                                            1999          1998           1997
Weighted average expected long-term rate of return on plan assets                              7.6%        8.3%        8.3%
Weighted average discount rate                                                                 6.6%        5.5%        6.9%
Weighted average rate of increase in salary levels                                             4.5%        4.4%        4.0%

Other benefit plans

Royal Ahold also maintains various other employee benefit plans. For employees of its U.S. subsidiaries, such plans are principally in the form of savings, incentive compensation and bonus plans. Royal Ahold's Dutch subsidiaries participate in a profit sharing plan for their employees. Expense for such plans aggregated EUR 105,941, EUR 94,167 and EUR 84,266 in 1999, 1998 and 1997,
respectively. In the U.S., Royal Ahold also maintains three supplemental employee retirement plans for officers and executives of its subsidiaries. The present value of the estimated projected benefit obligation under these plans has been estimated at approximately EUR 33,164 million at January 2, 2000, the majority of which is fully vested and accrued.

Additionally, certain union employees in the United States are covered by multi-employer, defined benefit plans. Plan expenses were EUR 53,893, EUR 31,275 and EUR 31,413 for 1999, 1998 and 1997, respectively.

Postretirement plans

Royal Ahold provides life insurance and health care benefits for certain retired employees meeting age and service requirements at its U.S. subsidiaries. The total costs recognized for postretirement life insurance and health care plans were approximately EUR 2,416 (service cost of EUR 402 and interest cost of EUR 2,014) in 1999, EUR 1,699 (service cost EUR 313 and interest cost EUR 1,386) in 1998, and EUR 1,910 (service cost EUR 302 and interest cost EUR 1,608) in 1997. Royal Ahold's postretirement benefits are not funded. The accrued postretirement benefit cost at January 2, 2000 and January 3, 1999 was EUR 28,435 and EUR 21,033, respectively.

The assumed health care cost trend used in measuring the accumulated postretirement benefit obligation was 8.25% and 9.00% (5.75% and 7.50% for post-65 coverage) in 1999 and 1998, respectively, grading down to 5.5% over 6 years and 5.5% over 8 years for 1999 and 1998, respectively. A 1% increase in the assumed health care cost trend would increase the accumulated postretirement benefit obligation by 6% and the service and interest costs by 7% in 1999 and by 3% and 6% in 1998. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 8.00% and 6.75% in 1999 and 1998, respectively.

Note 19   Business segment information

Royal Ahold operates principally in one business segment, the retail trade of food and related non-food products. All Dutch specialty retailers, which are not individually or in the aggregate a separately identifiable segment, are included under "retail trade" together with the Albert Heijn supermarket chain in The Netherlands. The segments food wholesaling, including food supply and real estate operations are also separately disclosed. Royal Ahold's other activities do not individually constitute a separately reportable industry segment.

                                              fiscal year     fiscal year     fiscal year
                                                  1999            1998            1997
      Net Sales (including intersegment)
      Retail trade                              32,100,317      24,952,491      21,377,375
      Food wholesaling                           2,411,683       2,105,478       1,927,624
      Real estate and other                        560,602         528,405         466,393
      Intersegment sales                        (1,512,211)     (1,102,164)       (824,416)
                                                ----------      ----------      ----------
                                                33,560,391      26,484,210      22,946,976
                                                ==========      ==========      ==========

      Net Sales
      Retail trade                                                                31,072,284      24,313,114      20,962,322
      Food wholesaling                                                             2,382,519       2,080,244       1,905,354
      Real estate and other                                                          105,588          90,852          79,300
                                                                                  ----------      ----------      ----------
                                                                                  33,560,391      26,484,210      22,946,976
                                                                                  ==========      ==========      ==========
      Operating Results
      Retail trade                                                                 1,323,288         957,007         762,229
      Food wholesaling                                                                55,650          40,755          37,088
      Real estate and other                                                           79,840          59,465          66,574
      Corporate costs                                                                (44,106)        (39,961)        (32,374)
                                                                                  ----------      ----------      ----------
                                                                                   1,414,672       1,017,266         833,517
                                                                                  ==========      ==========      ==========
      Depreciation and amortization
      Retail trade                                                                   824,638         627,525         497,276
      Food wholesaling                                                                19,545          17,627          18,110
      Real estate and other                                                           23,940          27,839          24,872
                                                                                  ----------      ----------      ----------
                                                                                     868,123         672,991         540,258
                                                                                  ==========      ==========      ==========
      Salaries and benefits
      Retail trade                                                                 4,363,297       3,145,029       2,695,128
      Food wholesaling                                                               126,218         102,920          87,292
      Real estate and other                                                           37,766          39,713          33,715
      Corporate                                                                       18,996          20,400          50,430
                                                                                  ----------      ----------      ----------
                                                                                    4,546,27       3,308,062       2,866,565
                                                                                  ==========      ==========      ==========
      Average number of full-time equivalent employees
      Retail trade                                                                   204,400         159,236         138,493
      Food wholesaling                                                                 3,398           2,331           2,260
      Real estate and other                                                              989             983             972
      Corporate                                                                          196             196             295
                                                                                  ----------      ----------      ----------
                                                                                     208,983         162,746         142,020
                                                                                  ==========      ==========      ==========
      Purchase of tangible and intangible fixed assets
      Retail trade                                                                 1,835,133       1,358,784       1,223,835
      Food wholesaling                                                                39,903          30,077          22,879
      Intersegment                                                                    70,056          87,667          77,157
                                                                                  ----------      ----------      ----------
                                                                                   1,945,092       1,476,528       1,323,871
                                                                                  ==========      ==========      ==========

                                                                                   January 2,      January 3,    December 28,
                                                                                        2000            1999            1997

      Assets in use for operational activities *
      Retail trade                                                                12,546,122       9,552,544       7,170,937
      Food wholesaling                                                               430,834         312,924         327,454
      Real estate and other                                                        1,242,458       1,310,590         802,345
      Intersegment                                                                  (397,852)       (209,130)       (201,268)
                                                                                  ----------      ----------       ---------
                                                                                  13,821,562      10,966,928       8,099,468
                                                                                  ==========      ==========       =========
      Liabilities from operational activities **
      Retail trade                                                                 5,519,437       4,358,111       3,285,437
      Food wholesaling                                                               245,975         175,286         197,377
      Real estate and other                                                          152,225         186,634         225,544
      Intersegment                                                                  (397,852)       (209,130)       (201,268)
                                                                                  ----------      ----------       ---------
                                                                                   5,519,785       4,510,901       3,507,090
                                                                                  ==========      ==========       =========

* Assets in use for operational activities are all assets of a segment, less the loans receivable, investment in subsidiaries and deferred income taxes.
** All liabilities of a segment, less the interest bearing debt and deferred income tax liabilities.

Note 20   Geographic segment information

Royal Ahold's operations are conducted in four geographical areas: the United States, Europe (The Netherlands, Portugal, the Czech Republic, Poland and Spain), Latin America (Brazil, Argentina, Chile, Peru, Paraguay and Ecuador) and Asia Pacific (Malaysia, Thailand and Indonesia).

                                                                                fiscal year     fiscal year     fiscal year
                                                                                       1999            1998            1997
      Net Sales (including intersegment)
      United States                                                               20,059,234      15,147,989      13,073,814
      Europe                                                                      11,040,352       9,912,355       9,088,069
      Latin America                                                                3,497,173       2,116,411       1,189,922
      Asia Pacific                                                                   475,843         409,619         419,587
      Intersegment sales                                                          (1,512,211)     (1,102,164)       (824,416)
                                                                                  ----------      ----------      ----------
                                                                                  33,560,391      26,484,210      22,946,976
                                                                                  ==========      ==========      ==========
      Net Sales
      United States                                                               19,133,508      14,509,333      12,657,617
      Europe                                                                      10,453,867       9,448,894       8,679,849
      Latin America                                                                3,497,173       2,116,411       1,189,922
      Asia Pacific                                                                   475,843         409,572         419,588
                                                                                  ----------      ----------      ----------
                                                                                  33,560,391      26,484,210      22,946,976
                                                                                  ==========      ==========      ==========
      Operating Results
      United States                                                                  943,768         638,975         508,415
      Europe                                                                         459,034         402,280         356,592
      Latin America                                                                   96,732          62,835          36,529
      Asia Pacific                                                                   (40,756)        (46,863)        (35,645)
      Corporate costs and eliminations                                               (44,106)        (39,961)        (32,374)
                                                                                  ----------      ----------      ----------
                                                                                   1,414,672       1,017,266         833,517
                                                                                  ==========      ==========      ==========
      Depreciation and amortization
      United States                                                                  506,947         387,990         319,165
      Europe                                                                         246,923         230,822         194,601
      Latin America                                                                   93,368          40,458          17,073
      Asia Pacific                                                                    19,706          12,484           7,736
      Corporate                                                                        1,179           1,237           1,683
                                                                                  ----------      ----------      ----------
                                                                                     868,123         672,991         540,258
                                                                                  ==========      ==========      ==========
      Salaries and benefits
      United States                                                                3,104,703       2,157,948       1,850,860
      Europe                                                                       1,056,067         930,588         843,482
      Latin America                                                                  330,229         164,900          90,888
      Asia Pacific                                                                    36,282          34,226          30,905
      Corporate                                                                       18,996          20,400          50,430
                                                                                  ----------      ----------      ----------
                                                                                   4,546,277       3,308,062       2,866,565
                                                                                  ==========      ==========      ==========
      Average number of full-timer equivalent employees
      United States                                                                  101,872          81,490          74,608
      Europe                                                                          53,613          46,363          42,178
      Latin America                                                                   43,690          24,340          16,863
      Asia Pacific                                                                     9,612          10,357           8,076
      Corporate                                                                          196             196             295
                                                                                  ----------      ----------      ----------
                                                                                     208,983         162,746         142,020
                                                                                  ==========      ==========      ==========
      Purchase of tangible and intangible fixed assets
      United States                                                                1,089,502         782,617         652,377
      Europe                                                                         531,787         510,923         523,785



      Latin America                                                                  307,923         140,475         107,599
      Asia Pacific                                                                    14,986          42,036          38,424
      Corporate assets                                                                   894             477           1,686
                                                                                  ----------      ----------      ----------
                                                                                   1,945,092       1,476,528       1,323,871
                                                                                  ==========      ==========      ==========

                                                                                  January 2,      January 3,    December 28,
                                                                                        2000            1999            1997

      Assets in use for operational activities *
      United States                                                                7,192,915       5,708,622       4,345,814
      Europe                                                                       3,741,977       2,782,397       2,904,613
      Latin America                                                                2,508,446       1,852,484         751,280
      Asia Pacific                                                                   192,927         208,993         158,549
      Corporate costs                                                                583,149         623,562         140,480
      Intersegment                                                                  (397,852)       (209,130)       (201,268)
                                                                                  ----------      ----------      ----------
                                                                                  13,821,562      10,966,928       8,099,468
                                                                                  ==========      ==========      ==========
      Liabilities from operational activities **
      United States                                                                2,688,693       2,194,621       1,662,635
      Europe                                                                       2,071,651       1,596,823       1,509,775
      Latin America                                                                  961,131         712,021         301,945
      Asia Pacific                                                                   134,202         137,108          95,538
      Corporate                                                                       61,960          79,458         138,465
      Intersegment                                                                  (397,852)       (209,130)       (201,268)
                                                                                  ----------      ----------      ----------
                                                                                   5,519,785       4,510,901       3,507,090
                                                                                  ==========      ==========      ==========

      * Assets in use for operational activities are all assets of a segment, less the loans receivable, investment in subsidiaries and deferred income taxes.
      ** All liabilities of a segment, less the interest bearing debt and deferred income tax liabilities.

Note 21  Financial instruments

Royal Ahold actively reviews and monitors the exposure to changes in exchange rates and interest rates. To manage foreign exchange transaction exposure and interest rate exposure, Royal Ahold may from time to time enter into derivative financial instruments. The derivative financial instruments utilized by Royal Ahold, while appropriate for hedging a particular kind of risk, are not considered specialized or high-risk and are generally available from numerous sources. Royal Ahold does not enter into contracts or utilize derivative financial instruments for speculative purposes, and these contracts are generally for a duration that is consistent with the anticipated related underlying exposures. Gains and losses from derivative financial instruments that are designated as and deemed to be effective hedges are deferred and are recognized in the Statement of Earnings when the hedged transactions occur; gains on losses on instruments that are not designated as and deemed effective are recognized immediately into earnings.

Foreign exchange risk management

Since Royal Ahold has extensive operations in a variety of countries throughout the world, a substantial portion of its assets, liabilities and results are denominated in foreign currencies, primarily the U.S. dollar. Royal Ahold actively manages its foreign currency exposure by financing such operations in local currency borrowings to the extent possible or practical. Using this "material hedging" technique, Royal Ahold proactively manages its overall debt portfolio to match its asset investments on a country by country basis. When local financing is not possible or practical, Royal Ahold will endeavour to finance its foreign operations through its network of intercompany loans. In applying this policy, Royal Ahold has substantially mitigated significant foreign exchange exposure. Royal Ahold does not actively hedge translation risk through the use of derivative financial instruments. In order to manage its foreign exchange transaction exposure, Royal Ahold may enter into foreign exchange contracts to minimize the effects of changes in exchange rates from transactions that are denominated in a currency other than the currency of trading.

At January 2, 2000, Royal Ahold had two outstanding euro denominated currency swap contracts for a notional amount of EUR 165 million related to short term commitments denominated in U.S. dollars. These contracts expired in January 2000. These two contracts had a negligible fair value at year end 1999.

Royal Ahold also had one cross currency swap for a notional amount of 900 million Czech Crowns.

Interest rate risk management
Royal Ahold uses derivatives to hedge its interest rate risks, such as interest rate swaps, options and cap agreements.

Interest rate swaps
At January 2, 2000, Royal Ahold had eight outstanding euro denominated interest rate swap contracts outstanding for a total notional amount of EUR 531 million. The contracts expire between 2000 and 2004. Six contracts are euro receive-fix swaps with an average receive rate of 7.23% and an average pay rate of 3.35% at January 2, 2000. The remaining two swaps are pay-fix euro contracts with an average pay rate of 7.84% and an average receive rate of 3.36% at January 2, 2000.

Interest rate options and other interest rate derivatives
At January 2, 2000, Royal Ahold had one interest rate collar and one interest rate swaption outstanding. The interest rate collar, for a notional amount of CZK 900 million, is used to reduce interest rate risk on CZK denominated debt. The payers swaption contract with a notional amount of $200 million has a strike rate of 5.998%; the receive rate of this contract is based on LIBOR and will be determined during the life of the swap.

Fair value of financial instruments
The following table presents the carrying amounts and fair values of Royal Ahold's financial instruments:

                                                                January 2, 2000                    January 3, 1999
                                                             Carrying           Fair           Carrying             Fair
                                                              Amount           Value           Amount              Value
Assets
Loans receivable                                              168,404               --         140,319                   --
Investment in unconsolidated companies                        132,035               --         123,229                   --

Liabilities
Borrowings                                                 (3,856,593)      (3,686,766)     (3,312,531)          (3,544,078)

Derivative financial instruments
Swaps, collars and swaptions                                        0            9,675               0                9,487

Royal Ahold considers the carrying amount of cash, accounts receivable, accounts payable, current loans payable and capital lease commitments a reasonable estimate of those instruments fair value. The market value for the loans receivable and the investments in unconsolidated companies has not been determined.

The fair value of long-term debt is estimated using discounted cash flow analysis based on interest rates from similar types of borrowing arrangements or at quoted market prices, if applicable. The fair value of swaps is the amount at which these instruments could be settled, based on estimates obtained from financial institutions.

Royal Ahold does not believe that it has any significant concentrations of credit risk.

Note 22  Subsequent events
In December 1999, Royal Ahold entered into an agreement to acquire 50% of ICA AB, the parent company of the ICA Group, the largest Scandinavian food retailer for approximately EUR 1.8 billion in cash. The ICA Group is a prominent, integrated food retail and wholesale group, servicing over 3,100 supermarkets, superstores, hypermarkets and discount stores in Sweden, Norway and the Baltic states, with annual net sales of EUR 6.6 billion in the fiscal year 1999. The present ICA Group was formed in early 1999 when ICA AB acquired an additional 55% of Norway's Hakon Gruppen, which became a wholly-owned subsidiary. In August 1999, the ICA Group entered into a joint-venture with Statoil, acquiring 50% of Statoil Detajhandel Scandinavia AS or "Statoil Retail". Statoil Retail generated 1999 sales of EUR 2.9 billion. Statoil Retail operates and services 1,500 Statoil gas stations and forecourt stores in Denmark, Norway and Sweden. The transaction is subject to the satisfaction of certain conditions, including ICA Forbundet AB receiving the necessary approvals from the ICA retailers and Canica AS obtaining a favorable tax ruling in Norway in connection with the transaction. Royal Ahold expects to close this transaction in the second quarter of 2000.

In January 2000, Royal Ahold began discussions with JM in Portugal to significantly extend and enlarge their existing partnership. In cooperation with JM Royal Ahold intends to establish a new 50/50 partnership, which could include the current retail and wholesale operations of JM in Portugal and Madeira. The new partnership also could include JM's Polish operations and JM's Se Supermarkets in Brazil, as well as Royal Ahold's operations in the Czech Republic, Poland, and Spain. On April 12, Royal Ahold and JM decided to suspend discussions about the future of their cooperation until September 2000. If the new partnership is not entered into then, the partners will consider to either continue or terminate the existing partnership. In the meantime, there will be no changes to the structure or operations of our current partnership, JMR.


In January 2000, Disco agreed to acquire Supermercados Ekono, which operates ten large supermarkets in Buenos Aires, for approximately euro 145 million. Ekono has 10 large supermarkets with annual sales of approximately euro 160 million.

In January 2000, Royal Ahold acquired Kampio, a prominent regional supermarket chain in Catalonia. The chain operates 39 large supermarkets, of which 24 are located in Barcelona, and had sales of approximately EUR 100 million.

In March 2000, Royal Ahold entered into a merger agreement to acquire U.S. Foodservice, the second largest food service distributor in the United States, for approximately $3.6 billion in cash, including the assumption of repayment of approximately $925 million in debt. Pursuant to the merger agreement, Royal Ahold commenced on March 13, 2000 an offer to purchase for cash all of the issued and outstanding shares of common stock of U.S. Foodservice, at a price of $26.00 per share, net to the seller in cash. The tender offer was successfully completed on April 7, 2000. As soon as practicable following completion of the tender offer, Royal Ahold intends to cause the merger of one of our wholly-owned subsidiaries into U.S. Foodservice, with U.S. Foodservice being the surviving corporation. As a result of the merger, all remaining outstanding shares of common stock of U.S. Foodservice, subject to certain limited exceptions, will be converted into the right to receive the cash price paid in the tender offer and U.S. Foodservice will be an indirectly wholly-owned subsidiary. U.S. Foodservice, which reported $6.2 billion in revenues for its fiscal year ended July 3, 1999, distributes food and related products to restaurants and institutional food service establishments across the United States. Royal Ahold expects the U.S. Foodservice acquisition to be completed in April 2000.

In March 2000, Tops entered into an agreement for the acquisition of Sugar Creek convenience/gas stores. Completion is expected during the second quarter of 2000. Sugar Creek operates 87 merchandise and fuel outlets in New York State. The transaction is subject to various conditions including the satisfactory completion of due diligence and receipt of regulatory approvals.

In March 2000, Royal Ahold entered into a multi-currency stand-by bridge revolving credit agreement with two financial institutions for a credit facility of up to EUR 4.4 billion for the proposed acquisition of 50% of the ICA Group and the acquisition of U.S. Foodservice. This credit facility is unsecured and bears interest at a rate of Euro Interbank Offered Rate for advances, denominated in euro and the London Interbank Offered Rate for advances denominated in dollars plus a margin of 40 basis points until June 30, 2000 and a margin to be agreed upon but not higher than 90 basis points on or after June 30, 2000. This credit facility expires on December 29, 2000. The borrowings under the credit facility are expected to be repaid with the proceeds from the global offering of our common shares and/or equity linked financial instruments, which Royal Ahold anticipates to complete in May 2000, and a bond issue, to be completed thereafter.

In March 2000, Royal Ahold announced its participation in the WorldWide Retail Exchange ("WWR Exchange"), which is expected to begin operations in mid-2000. The WWR Exchange is a web-based, business-to-business exchange

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

designed to facilitate simplified trading between retailers and suppliers, distributors and other partners. Initially Royal Ahold will own 5% of the share capital in the new venture.

Note 23 Reconciliation of individual material variations in net earnings, net earnings per Common Share and stockholders' equity according to U.S. GAAP

The consolidated financial statements prepared in accordance with Dutch GAAP differ in certain material respects from consolidated financial statements prepared in accordance with U.S. GAAP. Such differences with respect to Royal Ahold are discussed below.

Goodwill
In accordance with Dutch GAAP, Royal Ahold deducts the amount of goodwill included in the price of acquired companies from stockholders' equity (and minority interest when applicable) in the year of acquisition. Under U.S. GAAP, goodwill is capitalized and amortized on a straightline basis over a period of 40 years. For U.S. GAAP purposes, the disposal or termination of certain businesses resulted in a write-off of goodwill of EUR 5,306 in 1999, EUR 2,368 in 1998 and EUR 27,257 in 1997.

Royal Ahold continually monitors events and changes in circumstances that could indicate carrying amounts of intangible assets may not be recoverable. When events or changes in circumstances are present that indicate the carrying amount of intangible assets may not be recoverable, Royal Ahold assesses the recoverability of intangible assets by determining whether the carrying amounts of such intangible assets will be fully recovered through undiscounted expected cash flows.

Pensions
Under Dutch GAAP, pension cost with respect to the Dutch plans was calculated in accordance with required methodology. Under U.S. GAAP, pension cost for Dutch employees should be calculated in accordance with SFAS 87.

Revaluation of real estate
Under Dutch GAAP, the assets of Ahold Vastgoed B.V. were revalued in 1988. The resulting unrealized gain was added to the revaluation reserve, which is part of stockholders' equity. Upon selling revalued real estate, the relevant part of the revaluation reserve is considered realized and transferred to the Statement of Earnings. The revaluation amount is depreciated over the life of the related asset. Such one-time revaluations are not allowed under U.S. GAAP.

Restructuring costs
As a direct result of the acquisition of Giant-Landover and Stop & Shop, Royal Ahold has recorded costs for necessary restructuring its U.S. operations, which were included in the determination of the goodwill paid. Under U.S. GAAP, certain of these restructuring costs were required to be charged to the statement of earnings.

Other provisions
Under Dutch GAAP, provisions can be recorded for events relating to the current year and for which the costs involved can be reasonably estimated. Under U.S. GAAP, recognition of certain of these costs is subject to more stringent rules and should be recognized when actually incurred.

Other
The items included under this heading include primarily the adoption of Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which requires capitalization of certain costs for developing software for internal use when criteria have been met. Under Dutch GAAP such costs are expensed when incurred.

Proposed dividends on common shares
Under Dutch GAAP, the proposed final dividend on common shares to be approved by the general meeting of shareholders is recorded in "Other current liabilities." Under U.S. GAAP, this amount should be classified as part of stockholders' equity, until approved.

Dividend cumulative preferred financing shares
Under Dutch GAAP, the dividend on the cumulative preferred financing shares is recorded as part of the profit distribution and is therefore charged directly to stockholders' equity. According to U.S. GAAP, such dividend is charged directly to the income statement. Under both Dutch and U.S. GAAP the dividend on the cumulative preferred financing shares is taken into account in calculating earnings per common share.

Earnings per share
The computation of diluted net earnings per common share include common stock equivalents related to Royal Ahold's stock option plans and the conversion of the subordinated notes. Anti-dilutive options, reflecting an exercise price greater than the average market price of the common shares, were not significant in 1999, 1998 and 1997. The table on the following pages provides a reconciliation of the calculation of the reported earnings per share.

Comprehensive income
In 1998 Royal Ahold adopted the requirements of SFAS No. 130, Reporting Comprehensive Income. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes all nonshareowner changes in equity, and consists of net earnings and foreign currency translation adjustments. Royal Ahold's statement of comprehensive income follows:

Condensed Consolidated Statement of Comprehensive Income

                                                                              fiscal year     fiscal year      fiscal year
                                                                                     1999            1998             1997
Net earnings available to common shareholders                                     739,940         537,274          415,428
Other comprehensive income (loss)
   Foreign currency translation adjustments                                       277,931        (241,604)          85,791
                                                                                ---------        --------          -------
Comprehensive income                                                            1,017,871         295,670          501,219
                                                                                =========        ========          =======

New accounting pronouncements
In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and requires that all derivatives be recognized as either assets or liabilities in the statements of financial position. This pronouncement will become effective for Royal Ahold for the year ending December 31, 2001. Royal Ahold has not yet completed its analysis of the effect of this new standard.

Reconciliation of reported net earnings to U.S. GAAP

                                                                                     fiscal year   fiscal year  fiscal year
                                                                                            1999          1998         1997
Net earnings in accordance with Dutch GAAP                                               752,107       547,199      423,754

Items having the effect of increasing (decreasing) reported net earnings

 Goodwill                                                                               (147,378)      (96,095)    (100,648)
 Pensions                                                                                  6,552       (10,874)     (27,797)
 Revaluation of real estate                                                                2,263         2,725        2,958
 Restructuring costs                                                                     (19,202)       (7,378)     (19,890)
 Other provisions                                                                        (28,630)      (54,535)      43,330
 Other                                                                                    10,109             -            -
 Income tax effects on reconciling items                                                   9,825        16,484        1,580
                                                                                        --------       -------     --------
Approximate net earnings in accordance with U.S. GAAP                                    585,646       397,526      323,287
Dividends on Cumulative Preferred Financing Shares                                       (12,167)       (9,925)      (8,326)
                                                                                        --------       -------     --------
Approximate net earnings in accordance with U.S. GAAP applicable to
 common shares                                                                           573,479       387,601      314,961
                                                                                        ========       =======     ========

                                                                                     fiscal year   fiscal year  fiscal year
                                                                                            1999          1998         1997
Approximate net earnings in accordance with U.S. GAAP                                    585,646       397,526      323,287
Less: Dividends on cumulative preferred financing shares                                 (12,167)       (9,925)      (8,326)
                                                                                         -------       -------      -------
Net earnings available to common shareholders                                            573,479       387,601      314,961
Income impact from assumed conversion of convertible subordinated notes                   18,875         5,350            -
                                                                                         -------       -------      -------
Income available to common shareholders plus assumed conversions                         592,354       392,951      314,961
                                                                                         =======       =======      =======

Weighted average number of common shares outstanding x 1,000                             643,167       585,975      536,950
Dilutive effect of:
 Convertible subordinated notes                                                           23,812         6,163            -
 Employee stock options                                                                    6,252         6,868        7,077
                                                                                         -------       -------      -------
Weighted average number of diluted common shares outstanding x 1,000                     673,231       599,006      544,027
                                                                                         =======       =======      =======

Earnings per common share (EUR)                                                             0.89          0.66         0.59
Diluted earnings per common share (EUR)                                                     0.88          0.66         0.58

Had compensation cost for Royal Ahold's stock option plans described in Note 15 to the consolidated financial statements been determined consistent with SFAS 123 in 1999, 1998 and 1997, approximate pro forma net earnings would have been 547,922, 377,925 and 314,025, respectively, and approximate diluted net earnings per common share would have been EUR 0.81, EUR 0.63 and EUR 0.57, respectively.

Reconciliation of reported stockholders' equity to U.S. GAAP

                                                                                               January 2,      January 3,
                                                                                                     2000            1999
Stockholders' equity in accordance with Dutch GAAP                                              2,125,596       1,552,753

Items having the effect of increasing (decreasing) reported stockholders' equity
 (net of tax, as applicable)

 Goodwill, net of foreign exchange differences                                                  5,705,620       4,873,630
 Pensions                                                                                          49,262          55,407
 Revaluation of real estate                                                                       (30,221)        (33,855)
 Proposed dividend on common shares                                                               226,269         171,011
 Other                                                                                             29,579          33,051
                                                                                                ---------       ---------
Approximate stockholders' equity in accordance with U.S. GAAP                                   8,106,105       6,651,997
                                                                                                =========       =========

Reconciliation of reported stockholders' equity under U.S. GAAP

                                                                                              fiscal year     fiscal year
                                                                                                     1999            1998

Approximate stockholders' equity, beginning of fiscal year                                      6,651,997       4,353,223

Changes in stockholders' equity during the fiscal year

 Approximate net earnings in accordance with U.S. GAAP                                            585,646         397,526
 Final dividend approved prior year                                                              (171,311)       (135,015)
 Common shares issued as final optional stock dividend prior year                                 148,807         120,892
 Dividend on cumulative preferred financing shares                                                (12,167)         (9,925)
 Interim dividend                                                                                 (89,640)        (67,131)
 Common shares issued as interim optional stock dividend                                           77,621          61,308
 Common shares issued from exercise of option rights                                               20,836          36,480
 Common shares issued                                                                                   -       2,181,640
 Cumulative preferred financing shares issued                                                           -          73,035
 Exchange rate differences                                                                        894,316        (360,036)
                                                                                                ---------       ---------

Approximate stockholders' equity, end of fiscal year                                            8,106,105       6,651,997
                                                                                                =========       =========

Condensed consolidated financial information prepared in accordance with U.S.
GAAP

The following presents Royal Ahold's condensed Consolidated Balance Sheets, Consolidated Statements of Earnings and Consolidated Statements of Cash Flows prepared in accordance with U.S. GAAP considering all the items discussed previously in this note.

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

Condensed Consolidated Statements of Earnings

                                                                              fiscal year      fiscal year      fiscal year
                                                                                     1999             1998             1997
Net sales                                                                      33,560,391       26,484,210       22,946,976
Cost of sales                                                                 (25,303,075)     (20,295,007)     (17,707,560)
                                                                              -----------      -----------      -----------
Gross profit                                                                    8,257,316        6,189,203        5,239,416
Selling, general and administrative expenses                                   (7,040,897)      (5,351,187)      (4,511,718)
                                                                              -----------      -----------      -----------
Operating results                                                               1,216,419          838,016          727,698
Net financial expense                                                            (360,437)        (245,000)        (217,874)
                                                                              -----------      -----------      -----------
Operating earnings before income taxes and minority interests                     855,982          593,016          509,824
Income taxes                                                                     (273,176)        (180,590)        (171,940)
                                                                              -----------      -----------      -----------
Operating earnings after income taxes and before minority                         582,806          412,426          337,884
 interests
Income from unconsolidated companies                                                7,437           11,106            2,847
Minority interests                                                                 (4,597)         (26,006)         (17,444)
                                                                              -----------      -----------      -----------
Net earnings                                                                      585,646          397,526          323,287
Dividends on cumulative preferred financing shares                                (12,167)          (9,925)          (8,326)
                                                                              -----------      -----------      -----------
Net earnings available to common shareholders                                     573,479          387,601          314,961
                                                                              ===========      ===========      ===========

Condensed Consolidated Balance Sheets

                                                                                               January 2,    January 3,
                                                                                                     2000          1999
Assets
Current assets                                                                                  5,308,963     4,109,974
Fixed assets
Tangible fixed assets                                                                           8,428,501     6,694,518
Intangible fixed assets                                                                         6,692,420     5,564,314
Other                                                                                             464,080       550,209
                                                                                               ----------    ----------
                                                                                               15,585,001    12,809,041
                                                                                               ----------    ----------
                                                                                               20,893,964    16,919,015
                                                                                               ==========    ==========
Liabilities and stockholders' equity
Current liabilities                                                                             6,124,475     4,561,578
Long-term liabilities                                                                           5,564,324     4,929,567
Minority interests                                                                              1,099,060       775,873
Stockholders' equity                                                                            8,106,105     6,651,997
                                                                                               ----------    ----------
                                                                                               20,893,964    16,919,015
                                                                                               ==========    ==========

Condensed Consolidated Statements of Cash Flows

                                                                                   fiscal year     fiscal year     fiscal year
                                                                                      1999            1998            1997
Cash flows from operating activities
Net earnings                                                                          585,646         397,526         323,287
Adjustments to reconcile to net cash from operating activities
 Depreciation and amortization                                                      1,025,096         779,455         641,721
 Other                                                                                  3,189          19,178          19,071
 Changes in assets and liabilities providing (using) cash                             121,820          38,879         (74,834)
                                                                                   ----------      ----------      ----------
Net cash provided by operating activities                                           1,735,751       1,235,038         909,245

Cash flows from investing activities
Net investments in fixed assets                                                    (1,613,823)     (1,202,323)     (1,116,916)
Acquisitions of businesses (net of cash acquired)                                    (679,111)     (3,019,777)       (123,810)
Other                                                                                  20,898          21,305           3,492
                                                                                   ----------      ----------      ----------
Net cash used in investing activities                                              (2,272,036)     (4,200,795)     (1,237,234)

Cash flows from financing activities
Net change in short-term and long-term borrowings                                     656,596         294,672         169,558
Net proceeds from issuance of common stock                                             20,836       2,218,120          25,454
Net proceeds from issuance of preferred stock                                              --          73,035              --
Net proceeds from issuance of convertible subordinated notes                               --         678,402              --
Other                                                                                 279,379          52,702         106,350
                                                                                   ----------      ----------      ----------
Net cash provided by (used in) financing activities                                   956,811       3,316,931         301,362

Exchange rate differences                                                              44,184        (128,872)           (339)
                                                                                   ----------      ----------      ----------

Net increase (decrease) in cash and cash equivalents                                  464,710         222,302         (26,966)

Cash and cash equivalents at beginning of the year                                    519,395         297,093         324,059
                                                                                   ----------      ----------      ----------
Cash and cash equivalents at end of the year                                          984,105         519,395         297,093
                                                                                   ==========      ==========      ==========

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

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

      List of Financial Statements

      Reference is made to Item 18 of this Annual Report which contains the independent auditors report, the accounting principles used, the financial statements and the notes to the financial statements as well as an index thereof.

      List of Exhibits

      Not applicable.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Royal Ahold certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



Koninklijke Ahold N.V.
/s/ Cees H. van der Hoeven
President of the Corporate Executive Board

April 12, 2000

KONINKLIJKE AHOLD N.V.

ANNUAL REPORT ON FORM 20-F

Index of Exhibits

Not applicable